Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

WOORI FINANCIAL GROUP INC.

Page(s)

Independent Auditor’s Report	1-4

Consolidated Financial Statements	5

Consolidated Statements of Financial Position	6

Consolidated Statements of Comprehensive Income	7-8

Consolidated Statements of Changes in Equity	9

Consolidated Statements of Cash Flows	10-11

Notes to the Consolidated Financial Statements	12-190

Independent Auditor’ Report on Internal Control over Financial Reporting for Consolidation Purposes	191-192

Operating Status Report of Internal Control over Financial Reporting	193

Independent Auditor’s Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

Woori Financial Group Inc.

Opinion

We have audited the consolidated financial statements of Woori Financial Group Inc. and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the Group’s Internal Control over Financial Reporting (“ICFR”) for consolidation purposes as of December 31, 2024, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 5, 2025 expressed an unmodified opinion on the effectiveness of the Group’s internal control over financial reporting for consolidation purposes.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matter

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Assessment of the allowance for credit losses for loans

As discussed in Note 10 to the consolidated financial statements, the Group recognized an allowance for credit losses using the expected credit loss (ECL) impairment model for loans at amortized cost amounting to KRW 3,357,625 million as of December 31, 2024. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those loans that have experienced a significant increase in credit risk (SICR) since initial recognition or are impaired. The Group measures ECL allowances on an individual basis for individually significant corporate loans which have had SICR or have become impaired. The allowance for credit losses for all other loans is measured on a collective basis. For these loans, the Group measures ECL by estimating the probability of default (PD), the loss given default (LGD) as well as the future economic forecast information. For the incorporation of future economic forecast information, the Group uses various information to select a model and this involves a high level of judgment by the Group. For corporate loans, the Group’s credit rating of the borrower is used in the determination of the PDs. The Group uses quantitative and qualitative factors to determine the credit rating of the borrower and the evaluation of the qualitative factors involves a high level of judgment by the Group.

We identified the following risk as a key audit matter, considering the likelihood of errors, the level of involvement of management judgement, and risk of material misstatement.

-	Risk that the allowance for credit losses which is measured on a collective basis is misstated due to error or fraud in the manner in which future economic forecast information is incorporated.

-

Risk that the allowance for credit losses which is measured on a collective basis is misstated due to error or fraud in the evaluation of the qualitative factors which is used for determining the internal credit ratings of corporate loans.

The following are the primary procedures we performed to address this key audit matter:

-

We evaluated the design and tested the operating effectiveness of certain internal controls related to: (i) the assessment of qualitative factors in the process of determining the Group’s credit rating of corporate loans; and (ii) the assessment of the appropriateness of the model selection process to incorporate future economic forecast information

-	We checked whether, for a sample of corporate loans with ECL measured on a collective basis, the Group’s policy was applied in the credit rating process

-

We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) using statistical methods to analyze the correlation between the future economic forecast information and PDs and LGDs; (ii) assessing the reasonableness of the rationale for the selection of the final model by checking the appropriateness and the reasonableness of the model selection criteria by statistically; and (iii) checking the accuracy of the PDs and LGDs which incorporated future economic forecast information by a recalculation.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jae-Beom Choi.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
March 5, 2025

This report is effective as of March 5, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

The accompanying consolidated financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

 (Phone Number)    02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2024	December 31, 2023
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	27,281,123	30,556,618
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18 and 26)	25,202,672	21,544,756
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	43,797,745	37,891,495
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	19,203,177	23,996,172
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 41)	398,471,816	373,148,148
Investments in joint ventures and associates (Note 13)	1,748,810	1,795,370
Investment properties (Notes 14 and 18)	450,788	472,768
Premises and equipment (Notes 15 and 18)	3,370,585	3,176,759
Intangible assets (Note 16)	1,091,402	996,842
Assets held for sale (Note 17)	73,989	20,345
Net defined benefit asset (Note 24)	146,109	240,260
Current tax assets (Note 38)	61,613	203,542
Deferred tax assets (Note 38)	72,937	93,366
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	175,191	26,708
Other assets (Notes 19 and 41)	4,605,363	3,841,787

Total assets	525,753,320	498,004,936

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 12, 20 and 26)	9,896,597	6,138,313
Deposits due to customers (Notes 4,11,21 and 41)	366,821,156	357,784,297
Borrowings (Notes 4, 6, 11, 12 and 22)	30,117,031	30,986,746
Debentures (Notes 4, 6, 11 and 22)	48,207,103	41,239,245
Provisions (Notes 23, 40 and 41)	611,428	806,031
Net defined benefit liability (Note 24)	5,424	6,939
Current tax liabilities (Note 38)	127,126	103,655
Deferred tax liabilities (Note 38)	858,822	470,311
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	102,815	153,007
Other financial liabilities (Notes 4, 6, 11, 12, 25 and 41)	32,314,051	26,115,005
Other liabilities (Notes 6, 25 and 41)	796,498	803,897

Total liabilities	489,858,051	464,607,446

EQUITY
Owners’ equity (Note 28)
Capital stock	3,802,676	3,802,676
Hybrid securities	3,810,435	3,611,129
Capital surplus	934,100	935,563
Other equity	(1,400,885)	(1,668,957)
Retained earnings	26,950,510	24,986,470

	34,096,836	31,666,881

Non-controlling interests	1,798,433	1,730,609

Total equity	35,895,269	33,397,490

Total liabilities and equity	525,753,320	498,004,936

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
	(Korean Won in millions)
Interest income	22,013,341	20,641,554
Financial assets at FVTPL	236,793	192,094
Financial assets at FVTOCI	1,281,642	999,407
Financial assets at amortized cost	20,494,906	19,450,053
Interest expense	(13,127,005)	(11,899,014)

Net interest income (Notes 11, 30 and 41)	8,886,336	8,742,540
Fees and commissions income	2,874,216	2,565,814
Fees and commissions expense	(788,046)	(845,333)

Net fees and commissions income (Notes 11, 31 and 41)	2,086,170	1,720,481
Dividend income (Notes 11, 32 and 41)	310,320	240,293
Net gain on financial instruments at FVTPL (Notes 11, 33 and 41)	1,492,783	488,486
Net gain (loss) on financial assets at FVTOCI (Notes 11 and 34)	96,620	(37,641)
Net gain arising on financial assets at amortized cost (Note 11)	286,885	203,942
Impairment losses due to credit loss (Notes 35 and 41)	(1,716,295)	(1,894,916)
General and administrative expense (Notes 36 and 41)	(4,468,973)	(4,443,433)
Other net operating expense (Notes 11, 26, 36 and 41)	(2,718,656)	(1,520,723)

Operating income	4,255,190	3,499,029
Share of gain of joint ventures and associates (Note 13)	76,265	109,831
Other non-operating expense	(108,608)	(91,407)

Non-operating income (expenses) (Note 37)	(32,343)	18,424
Net income before income tax expense	4,222,847	3,517,453
Income tax expense (Note 38)	(1,051,378)	(890,559)
Net income	3,171,469	2,626,894

Net gain (loss) on valuation of equity securities at FVTOCI	(138,097)	193,191
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,348	—
Changes in capital due to equity method	(1,663)	8,603
Remeasurement loss related to defined benefit plan	(61,929)	(79,460)

Items that will not be reclassified to profit or loss:	(200,341)	122,334

Net gain on valuation of debt securities at FVTOCI	172,155	532,334
Changes in capital due to equity method	(3,704)	(5,638)
Net gain on foreign currency translation of foreign operations	522,845	45,080
Net loss on valuation of hedges of net investments in foreign operations	(114,827)	(14,049)
Net gain (loss) on valuation of cash flow hedge	6,591	(16,524)

Items that may be reclassified to profit or loss:	583,060	541,203
Other comprehensive income, net of tax	382,719	663,537
Total comprehensive income	3,554,188	3,290,431

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)

	2024	2023
	(Korean Won in millions)
Net income attributable to:	3,171,469	2,626,894
Net income attributable to owners	3,085,995	2,506,296
Net income attributable to non-controlling interests	85,474	120,598
Total comprehensive income attributable to:	3,554,188	3,290,431
Comprehensive income attributable to owners	3,454,620	3,164,464
Comprehensive income attributable to non-controlling interests	99,568	125,967
Earnings per share (Note 39)
Basic and diluted earnings per share (Unit: In Korean Won)	3,950	3,230

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2023	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342
Total comprehensive income
Net income	—	—	—	—	2,506,296	2,506,296	120,598	2,626,894
Net gain on valuation of financial instruments at FVTOCI	—	—	—	725,513	—	725,513	12	725,525
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(86)	86	—	—	—
Changes in capital due to equity method	—	—	—	2,996	(50)	2,946	19	2,965
Gain on foreign currency translation of foreign operations	—	—	—	39,780	—	39,780	5,300	45,080
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(14,049)	—	(14,049)	—	(14,049)
Loss on valuation of cash flow hedge	—	—	—	(16,524)	—	(16,524)	—	(16,524)
Remeasurement gain related to defined benefit plan	—	—	—	(79,498)	—	(79,498)	38	(79,460)
Transactions with owners
Comprehensive stock exchange	162,373	—	249,008	—	—	411,381	(414,015)	(2,634)
Dividends to common stocks	—	—	—	—	(978,376)	(978,376)	(11,647)	(990,023)
Changes in treasury stocks	—	—	1,128	(35,529)	(100,000)	(134,401)	—	(134,401)
Issuance of hybrid securities	—	498,680	—	—	—	498,680	299,327	798,007
Dividends to hybrid securities	—	—	—	—	(131,148)	(131,148)	(95,637)	(226,785)
Redemption of hybrid securities	—	—	—	(1,695)	—	(1,695)	(1,097,697)	(1,099,392)
Changes in subsidiaries’ capital	—	—	(1,869)	60,491	(60,490)	(1,868)	(1,927)	(3,795)
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	138,478	138,478
Others	—	—	4,911	73,036	—	77,947	(77,685)	262

December 31, 2023	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490

January 1, 2024	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490
Total comprehensive income
Net income	—	—	—	—	3,085,995	3,085,995	85,474	3,171,469
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	34,203	—	34,203	(145)	34,058
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(53,460)	53,460	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	1,348	—	1,348	—	1,348
Changes in capital due to equity method	—	—	—	(5,357)	(10)	(5,367)	—	(5,367)
Gain on foreign currency translation of foreign operations	—	—	—	508,631	—	508,631	14,214	522,845
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(114,827)	—	(114,827)	—	(114,827)
Gain on valuation of cash flow hedge	—	—	—	6,591	—	6,591	—	6,591
Remeasurement gain related to defined benefit plan	—	—	—	(61,954)	—	(61,954)	25	(61,929)
Transactions with owners
Dividends to common stocks	—	—	—	—	(878,330)	(878,330)	(3,829)	(882,159)
Changes in treasury stocks	—	—	733	3,832	(136,688)	(132,123)	—	(132,123)
Issuance of hybrid securities	—	1,196,850	—	—	—	1,196,850	757,970	1,954,820
Dividends to hybrid securities	—	—	—	—	(158,682)	(158,682)	(76,249)	(234,931)
Redemption of hybrid securities	—	(997,544)	—	(52,199)	—	(1,049,743)	(658,470)	(1,708,213)
Changes in subsidiaries’ capital	—	—	12,256	1,264	(1,693)	11,827	(9,709)	2,118
Changes in non-controlling interests related to business combinations	—	—	(1,148)	—	—	(1,148)	5,599	4,451
Others	—	—	(13,304)	—	(12)	(13,316)	(47,056)	(60,372)

December 31, 2024	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
	(Korean Won in millions)
Cash flows from operating activities:
Net income	3,171,469	2,626,894
Adjustments to net income:
Income tax expense	1,051,378	890,559
Interest income	(22,013,341)	(20,641,554)
Interest expense	13,127,005	11,899,014
Dividend income	(310,320)	(240,293)

	(8,145,278)	(8,092,274)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTOCI	4,611	46,335
Impairment loss due to credit loss	1,716,295	1,894,916
Loss on other provisions	41,938	99,444
Retirement benefit	129,029	113,435
Depreciation and amortization	1,163,799	993,176
Net loss on foreign currency translation	1,177,859	366,026
Loss on derivatives (designated for hedge)	24,252	35,583
Loss on fair value hedge	64,571	72,601
Loss on valuation of investments in joint ventures and associates	19,911	22,710
Loss on disposal of investments in joint ventures and associates	532	588
Loss on disposal of premises and equipment, intangible assets and other assets	2,233	1,873
Impairment loss on premises and equipment, intangible assets and other assets	3,627	129
Other loss	10,887	—
Other operating expenses	9,509	—

	4,369,053	3,646,816

Deductions of income not involving cash inflows:
Gain on financial assets at FVTPL	1,299,919	571,179
Gain on financial assets at FVTOCI	101,231	8,694
Gain on other provisions	10,026	19,781
Gain on derivatives (designated for hedge)	192,000	114,875
Gain on fair value hedge	25,469	8,986
Gain on valuation of investments in joint ventures and associates	96,176	132,541
Gain on disposal of investments in joint ventures and associates	19,642	33,123
Gain on disposal of premises and equipment, intangible assets and other assets	7,064	5,267
Reversal of impairment loss on premises and equipment, intangible assets and other assets	147	230

	1,751,674	894,676

Changes in operating assets and liabilities:
Financial instruments at FVTPL	1,594,646	(1,715,646)
Loans and other financial assets at amortized cost	(21,703,969)	(18,598,117)
Other assets	(1,254,513)	(1,264,071)
Deposits due to customers	3,411,535	15,176,465
Provisions	(203,770)	136,521
Net defined benefit liability	(120,782)	(172,759)
Other financial liabilities	4,806,822	2,225,382
Other liabilities	(9,173)	95,559

	(13,479,204)	(4,116,666)

Interest income received	22,304,745	20,416,107
Interest expense paid	(12,483,982)	(10,626,911)
Dividends received	310,341	202,257
Income tax paid	(424,770)	(1,539,605)

	9,706,334	8,451,848

Net cash inflow (outflow) from operating activities	(6,129,300)	1,621,942

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)

	2024	2023
	(Korean Won in millions)
Cash flows from investing activities:
Net cash out-flows from obtaining control	2,008	(209,643)
Net cash out-flows from losing control	—	(464)
Disposal of financial instruments at FVTPL	11,659,750	10,487,513
Acquisition of financial instruments at FVTPL	(11,111,809)	(12,167,823)
Disposal of financial assets at FVTOCI	26,921,313	20,648,897
Acquisition of financial assets at FVTOCI	(31,718,677)	(24,211,531)
Redemption of securities at amortized cost	7,634,677	8,727,124
Acquisition of securities at amortized cost	(2,586,171)	(4,244,256)
Cash outflows from changes in subsidiaries	(674,625)	(619,726)
Disposal of investments in joint ventures and associates	1,253,301	101,051
Acquisition of investments in joint ventures and associates	(979,480)	(310,239)
Disposal of investment properties	64,926	—
Acquisition of investment properties	—	(99,234)
Disposal of premises and equipment	10,730	19,001
Acquisition of premises and equipment	(221,856)	(164,696)
Disposal of intangible assets	4,596	2,513
Acquisition of intangible assets	(190,126)	(228,503)
Disposal of assets held for sale	23,909	7,156
Net decrease of other assets	(126,765)	8,719

Net cash outflow from investing activities	(34,299)	(2,254,141)

Cash flows from financing activities:
Net cash in-flows (out-flows) from hedging activities	(25,442)	23,394
Net increase (decrease) in borrowings	(3,011,120)	2,332,376
Issuance of debentures	41,067,565	31,101,841
Redemption of debentures	(35,473,345)	(34,329,491)
Redemption of lease liabilities	(238,770)	(160,673)
Net increase (dcrease) of other liabilities	(17,690)	118
Dividends paid	(878,330)	(978,376)
Issuance of hybrid securities	1,954,820	798,007
Redemption of hybrid securities	(1,726,936)	(1,100,000)
Dividends paid to hybrid securities	(234,931)	(226,785)
Net increase in non-controlling equity liabilities	6,589	6,620
Dividends paid to non-controlling interest	(3,829)	(11,647)
Changes in non-controlling interests	(41,375)	(180,514)
Acquisition of treasury stocks	(136,699)	(158,165)
Disposal of treasury stocks	4,834	23,118

Net cash inflow (outflow) from financing activities	1,245,341	(2,860,177)

Effects of exchange rate changes on cash and cash equivalents	1,642,763	(170,154)
Net decrease in cash and cash equivalents	(3,275,495)	(3,662,530)
Cash and cash equivalents, beginning of the period	30,556,618	34,219,148

Cash and cash equivalents, end of the Period (Note 6)	27,281,123	30,556,618

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to as the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,802,676 million Won. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of Incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interests (excluding treasury stock, 21.3% in the case of including treasury stock).

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

As of March 23, 2023, the Parent company acquired a 53.9% interest (excluding treasury stocks, 52.0% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary. As of May 30, 2023, the Parent company additionally acquired treasury stock (3.5%) which Woori Venture Partners Co., Ltd. possessed.

As of August 8, 2023, the Parent company paid 22,541,465 new shares of the Parent company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Parent company paid 9,933,246 new shares of the Parent company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

On January 29, 2024, the Parent company’s percentage of ownership in Woori Asset Management Corp. after the merger between Woori Asset Management Corp. (the surviving company) and Woori Global Asset Management Co., Ltd. (the merged company) is 77.5%. On March 29, 2024, the Parent company acquired the remaining shares (22.5%) of Woori Asset Management Corp., pursuant to which Woori Asset Management Corp. became a wholly-owned subsidiary of the parent company.

On March 25, 2024, the Parent company participated in the capital increase amount and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Parent company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd. As of November 19, 2024, the Parent company additionally acquired minority interests (0.9%) of Woori Asset Trust Co., Ltd

On August 1, 2024, The Company owned 97.1% interest in merged securities firm as a result of merger between Korea Foss Securities (the surviving company) and Woori Investment Bank Co., Ltd. (dissolution company), and acquired an additional 2.3% out of the remaining interest. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of December 31, 2024 and 2023 are as follows:

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2024	December 31, 2023
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	December 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Investment Securities Co., Ltd. (*11)	Securities brokerage	99.5	100.0	Korea	December 31
Woori Asset Trust Co., Ltd (*1)	Real estate trust	99.6	95.3	Korea	December 31
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	December 31
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Asset Management Corp. (*1)	Finance	100.0	73.0	Korea	December 31
Woori Venture Partners	Other financial services	100.0	100.0	Korea	December 31
Woori Global Asset Management Co., Ltd. (*1)	Finance	—	100.0	Korea	—
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	December 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2024	December 31, 2023
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	90.8	84.2	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	December 31
Jeonju Iwon Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Wonju I one Inc. (*2)	Asset securitization	—	—	Korea	December 31
Heitz Third Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori hansoop 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori International First Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori QS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Display 2nd Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori K 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori S 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
TY 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Gongdeok First Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HW 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Steel 1st Co., Ltd (*2) (*5)	Asset securitization	—	—	Korea	—
SPG the 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HC 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Park I 1st co., Ltd (*2)	Asset securitization	—	—	Korea	December 31
Woori DS 1st co., Ltd (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HC 4th Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori H chemical 1st Co.,Ltd (*2)	Asset securitization	—	—	Korea	December 31
HE the 1st Co.,Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori KF 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
WooriI TS 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori H Square 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HC 5th Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Ladena 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HR 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HC 6th Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HO 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori ESG 1st Co.,Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Osiria 1st Co.,Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Eco 2nd Co.,Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2024	December 31, 2023
Gangnam Landmark 2nd Co., Ltd (*2)	Asset securitization	—	—	Korea	December 31
Woori HP the 1st co.,Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori KF 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HD 1st co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori ST 1st co.,Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori High End 1st co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HW 2nd co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Mirae 1st co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HR 2nd Co., Ltd. (*2) (*10)	Asset securitization	—	—	Korea	December 31
Woori QS 2nd Co., Ltd. (*2) (*10)	Asset securitization	—	—	Korea	December 31
Woori Plasma 1st Co., Ltd. (*2) (*10)	Asset securitization	—	—	Korea	December 31
Woori EUGENE 1st Co.,Ltd (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORIWON 1ST, CO,.LIMITED. (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI ENERBILITY 1ST, CO,.LIMITED. (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI HL 1ST, CO,.LIMITED. (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI SEOUL STATION AREA 1ST, CO,.LTD. (*2) (*10)	Asset securitization	—	—	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	December 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	Korea	December 31
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	December 31
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	December 31
Woori Global Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.6	Korea	December 31
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.3	97.2	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.4	97.4	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	96.2	96.2	Korea	December 31
Principal Guaranteed Trust (*4)	Trust	—	—	Korea	December 31
Principal and Interest Guaranteed Trust (*4)	Trust	—	—	Korea	December 31
Held by Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	December 31
Held by MAGI No.5 LuxCo S.a.r.l. ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	December 31
Held by Woori ESG Infrastructure Development General Private Investment Trust No. 1:

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2024	December 31, 2023
Woori Global Infrastructure Development Co., Ltd. (*10)	Other financial services	100.0	—	Korea	December 31
Namyangju Resource Circulation Facility Development Co., Ltd. (*10)	Other professional services	100.0	—	Korea	December 31
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
PT Woori Finance Indonesia Tbk.	Finance	84.5	84.5	Indonesia	December 31
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	—	0.5	Korea	—
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2024-1 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	0.5	—	Korea	December 31
Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	December 31
Held by Woori Investment Securities Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	89.5	84.7	Korea	December 31
Woori China Convertible Bond Master Fund (*3) (*8) (*10)	Securities investment and others	63.3	—	Korea	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2024	December 31, 2023
Woori Together TDF 2025 (*3) (*5)	Securities investment and others	—	30.1	Korea	—
Woori Together TDF 2035 (*3) (*5)	Securities investment and others	—	48.0	Korea	—
Woori Together TDF 2040 (*3)	Securities investment and others	34.3	49.2	Korea	December 31
Woori Together TDF 2045 (*3)	Securities investment and others	56.0	61.0	Korea	December 31
Woori Together TDF 2050 (*3)	Securities investment and others	31.5	48.9	Korea	December 31
Woori K-New Opening Target Return Securities Investment Trust (Equity) (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori Rooftop Solar Private Special Asset Investment Trust No.1 (*3) (*10)	Securities investment and others	40.1	—	Korea	December 31
Woori Didim US Technology and Bio-Healthcare Feeder Investment Trust (*3) (*10)	Securities investment and others	44.6	—	Korea	December 31
Woori Franklin Technology Master Fund (USD) (*3) (*5) (*8)	Securities investment and others	—	67.3	Korea	—
Woori Franklin Technology Feeder Fund (H) (*3) (*5)	Securities investment and others	—	31.4	Korea	—
Woori High Graded Bond Target Return Fund 1 (*3) (*5)	Securities investment and others	—	87.4	Korea	—
Woori Global Multi Asset Income Private Placement Investment Trust Class Cs (*3) (*5)	Securities investment and others	—	37.7	Korea	—
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WNKN2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WB2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WI2311 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WSB2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2312 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WBS2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2403 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
WH2403 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
WSB2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
WK2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2024	December 31, 2023
WI2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
WKN2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
WS2409 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
WSB2409 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
VOGO DL General Private Equity Investment Trust 1(*3)	Securities investment and others	99.8	99.0	Korea	December 31
WFBS 1st Corporate Recovery Private Equity Fund (*10)	Finance	96.2	—	Korea	December 31
Held by Woori Venture Partners Co., Ltd.
Woori Venture Partners US	Other financial services	100.0	100.0	America	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. (*6)
Green ESG Growth No.1 Private Equity Fund (*3)	Securities investment and others	34.8	30.3	Korea	December 31
Woori New Growth Credit Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori PE Secondary Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	December 31
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Securities Co., Ltd. (*6)
Woori GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2024	December 31, 2023
Woori Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Junior Equity General Type Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Asset Management Corp. (*6)
Woori New Deal(Infrastructure) Policy Fund No.1(*3)	Securities investment and others	70.0	70.0	Korea	December 31
Held by Woori bank and Woori Investment Securities Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	December 31
Woori ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori bank (*6)
Woori WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	December 31
Woori General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	84.9	84.3	Korea	December 31
Woori Global Mid-market Secondary General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	December 31
Woori General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	December 31
Woori Senior Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	December 31
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)	Securities investment and others	98.8	98.8	Korea	December 31
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2024	December 31, 2023
Woori Clean Energy General Type Private Investment Trust No.2 (*3)	Securities investment and others	30.8	30.8	Korea	December 31
Woori Together Institutional USD MMF No.1 C-F (*3) (*5)	Securities investment and others	—	63.4	Korea	—
Woori ESG Infrastructure Development General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	December 31
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust (*3)	Securities investment and others	40.0	40.0	Korea	December 31
Woori Partners General Private Investment Trust No. 3 (*3) (*10)	Securities investment and others	90.9	—	Korea	December 31
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD) (*3) (*10)	Securities investment and others	80.0	—	Korea	December 31
Woori Natixis Partnership Global Private Debt Fund No. 1-2(EUR) (*3) (*10)	Securities investment and others	80.0	—	Korea	December 31
Woori General Type Private Real Estate Investment Trust No.7 (*3)(*10)	Securities investment and others	87.0	—	Korea	December 31
Woori Senior Loan General Type Private Investment Trust No.3 (*3)(*10)	Securities investment and others	45.8	—	Korea	December 31
Woori General Private Equity Investment Trust 1 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	December 31
Woori Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Fund Financing General Type Private Investment Trust (*3) (*10)	Securities investment and others	99.7	—	Korea	December 31
Held by Woori Financial Capital Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	December 31
Held by Woori Bank and Woori Asset Management Corp. (*6)
Woori General Type Private Real Estate Investment Trust No.6 (*3)	Securities investment and others	85.8	85.8	Korea	December 31
Woori Innovation Growth(Infrastructure) General Type Private Investment Trust No.2 (*3)	Securities investment and others	46.4	46.4	Korea	December 31
Held by Woori bank, Woori Investment Securities Co., Ltd., and Woori Asset Management Corp. (*6)
Woori Real Estate Financial Stabilization General Private Investment Trust No. 1 (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2024	December 31, 2023
Held by Woori Bank, Woori Card Co., Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Financial Dino Lab Investment Association No. 1 (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori Japan Investment Trust No. 1-2 (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.1 (*3) (*8)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Corporate Turnaround No.1 Private Equity Fund (*3)	Securities investment and others	36.4	36.4	Korea	December 31
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 and Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1 (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2 (*3) (*8)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	October 30 (*9)
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori Private Placement Investment Trust No. 3 (*3) (*8)	Securities investment and others	76.5	76.5	Korea	December 31
Held by Woori Private Placement Investment Trust No. 3
GK Woorido (*3)	Other financial services	100.0	100.0	Japan	September 30 (*9)
Held by Woori Infrastructure New Deal General Type Private Investment Trust (*6)
Woori Seoul- Chuncheon Highway Private Placement Special Asset Investment Trust No.1 (*3) (*5)	Securities investment and others	—	48.0	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(*1)

The Company acquired additional shares of Woori Asset Trust Co., Ltd. and Woori Asset Management Corp. during the year ended December 31, 2024. Additionally, Woori Asset Management Corp. merged with Woori Global Management Co., Ltd. through a business combination.

(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of December 31, 2024.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of December 31, 2024, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.
(*10)	Companies are included in the consolidation during the year ended December 31, 2024.
(*11)

The Group owned interest in Korea Foss Securities Co., Ltd. as a result of the merger between Korea Foss Securities Co., Ltd. (surviving company) and Woori Investment Bank Co., Ltd. (dissolution company) for the year ended December 31, 2024. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

(3)	The Group has not consolidated the following entities as of December 31, 2024 and 2023 despite having more than 50% ownership interest:

	As of December 31, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	As of December 31, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Woori Asset Global Partnership Fund No.5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest. The Group does not have the power over the fund’s activities even though the Group holds ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator without any cause. Consequently, the Group have no controls as it exercises decision-making rights as agent.

	As of December 31, 2023
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust(*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.1
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Consus Solar Energy Private Placement Investment Trust No.1 (*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1 (*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator without any cause. Consequently, the Group have no controls as it exercises decision-making rights as agent.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2024
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	485,888,941	456,944,053	41,881,143	3,039,372	3,381,799
Woori Card Co., Ltd.	16,613,482	13,828,816	2,293,739	147,179	160,121
Woori Financial Capital Co., Ltd.	12,770,681	11,045,686	1,759,842	141,419	138,826
Woori Investment Securities Co., Ltd.	7,186,431	6,041,109	430,599	2,552	6,279
Woori Asset Trust Co., Ltd.	499,279	39,470	107,154	1,803	1,609
Woori Savings Bank	1,874,624	1,680,378	136,417	(85,879)	(84,907)
Woori Financial F&I Co., Ltd.	1,251,854	914,388	90,373	13,306	13,199
Woori Asset Management Corp.	203,232	39,077	57,562	11,801	11,870
Woori Venture Partners Co., Ltd.	350,066	15,060	62,261	36,786	37,213
Woori Private Equity Asset Management Co., Ltd.	101,164	5,589	9,974	4,148	3,987
Woori Credit Information Co., Ltd.	43,985	6,555	42,796	1,614	1,252
Woori Fund Service Co., Ltd.	31,154	2,799	18,069	4,646	4,646
Woori FIS Co., Ltd.	58,868	12,094	175,624	(1,709)	(1,485)
Woori Finance Research Institute Co., Ltd.	7,663	3,892	9,022	59	(70)

	As of and for the year ended December 31, 2023
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	458,017,067	431,313,615	37,719,811	2,505,587	3,203,099
Woori Card Co., Ltd.	17,491,193	14,830,408	2,099,755	110,998	85,647
Woori Financial Capital Co., Ltd.	12,417,338	10,796,683	1,538,360	127,836	125,562
Woori Investment Securities Co., Ltd.	6,375,625	5,273,890	429,764	(53,374)	(50,735)
Woori Asset Trust Co., Ltd.	337,976	79,747	129,982	32,297	31,849
Woori Savings Bank	1,938,948	1,759,489	133,872	(49,139)	(48,974)
Woori Financial F&I Co., Ltd.	877,702	673,265	31,290	3,866	3,858
Woori Asset Management Corp.	161,868	32,780	41,311	6,408	6,267
Woori Venture Partners Co., Ltd. (*)	328,782	30,190	14,676	3,929	5,484
Woori Global Asset Management Co., Ltd.	37,512	13,526	13,857	(3,913)	(3,913)
Woori Private Equity Asset Management Co., Ltd.	96,006	4,418	10,216	1,960	1,826
Woori Credit Information Co., Ltd.	45,662	7,981	43,774	5,014	4,626
Woori Fund Service Co., Ltd.	27,526	2,758	17,059	3,539	3,539
Woori FIS Co., Ltd.	80,563	32,304	339,163	(7,511)	(9,214)
Woori Finance Research Institute Co., Ltd.	6,444	2,603	7,792	72	(11)

(*)	Additional investment occurred and added it as a consolidated subsidiary during the year ended December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of December 31, 2024 and 2023, the Group provides 2,166,871 million Won and 2,445,644 million Won of credit facilities, respectively, for the structured entities mentioned above. As of December 31, 2024 and 2023, the purchase commitment amounts to 2,817,626 million Won and 2,848,921 million Won, respectively.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and trust contract. The characteristics of interests and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured finance’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’, and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of December 31, 2024 and 2023 are 65,861 million Won and 1,451,874 million Won, respectively, and there is no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase commitments, credit offerings.

	(unit : Korean Won in millions))
	December 31, 2024
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	9,725,385	130,281,870	268,076,078	2,541,640
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	6,941,360	5,512,070	7,694,857	183,036
Financial assets at FVTPL	10,923	20,898	6,787,853	12,644
Financial assets at FVTOCI	1,813,481	44,477	—	—
Financial assets at amortized cost	5,116,956	5,444,604	79,879	170,392
Investments in joint ventures and associates	—	—	824,536	—
Derivative assets	—	2,091	2,589	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	242	2,270	—	10,769
Derivative liabilities	—	421	—	—
Other liabilities (provisions)	242	1,849	—	10,769
The maximum exposure to risks	7,026,784	6,402,819	11,588,447	348,947
Investment assets	6,941,360	5,512,070	7,694,857	183,036
Purchase commitment	—	—	3,892,107	—
Credit offerings and others	85,424	890,749	1,483	165,911
Loss recognized on unconsolidated structured entities	—	84,962	200,672	79,152

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	(unit : Korean Won in millions))
	December 31, 2023
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	14,595,681	99,568,859	189,034,319	1,604,210
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	9,256,063	5,414,037	6,884,658	93,222
Financial assets at FVTPL	205,449	118,026	6,000,877	8,297
Financial assets at FVTOCI	2,802,592	43,696	—	—
Financial assets at amortized cost	6,248,022	5,252,191	66	84,925
Investments in joint ventures and associates	—	—	881,531	—
Derivative assets	—	124	2,184	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	248	3,251	2,006	28,838
Derivative liabilities	—	1,243	2,006	—
Other liabilities (provisions)	248	2,008	—	28,838
The maximum exposure to risks	9,333,448	6,444,559	11,069,599	206,651
Investment assets	9,256,063	5,414,037	6,884,658	93,222
Purchase commitment	—	—	4,181,631	—
Credit offerings and others	77,385	1,030,522	3,310	113,429
Loss recognized on unconsolidated structured entities	149	83,885	63,372	19,337

(7)

As of December 31, 2024 and 2023, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1) Accumulated non-controlling interests at the end of the reporting period

	December 31, 2024	December 31, 2023
Woori Bank (*1)	1,645,947	1,546,447
Woori Investment Securities Co., Ltd. (*2)	5,571	—
Woori Asset Trust Co., Ltd. (*3)	1,901	12,517
Woori Asset Management Corp (*4)	—	35,638
PT Bank Woori Saudara Indonesia 1906 Tbk	104,023	103,176
Wealth Development Bank	23,975	21,142
PT Woori Finance Indonesia Tbk.	16,179	13,631

(*1)	Hybrid securities issued by Woori Bank
(*2)	The non-controlling interests were recognized in accordance with merger with Korea Foss Securities Co., Ltd. during the year ended December 31, 2024.
(*3)	The non-controlling interests decreased in accordance with paid-in capital increase and stock retirement and additional acquisition of minority interests during the year ended December 31, 2024.
(*4)

The Group made the subsidiary a wholly-owned subsidiary through the merger with Woori Global Asset Management Co., Ltd. and acquisition of shares of Yuanta Securities Korea Co., Ltd. during the year period ended December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

2) Net income attributable to non-controlling interests

	For the years ended December 31
	2024	2023
Woori Bank (*)	76,249	95,637
Woori Investment Securities Co., Ltd.	(16)	5,687
Woori Asset Trust Co., Ltd.	276	5,720
Woori Asset Management Corp	530	1,603
Woori Venture Partners Co., Ltd.	—	1,391
PT Bank Woori Saudara Indonesia 1906 Tbk	6,764	9,521
Wealth Development Bank	764	(68)
PT Woori Finance Indonesia Tbk.	872	1,067

(*)	Distribution of the hybrid securities issued by Woori Bank

3) Dividends to non-controlling interests

	For the years ended December 31
	2024	2023
Woori Bank (*)	76,249	95,637
Woori Investment Securities Co., Ltd.	—	8,302
Woori Asset Trust Co., Ltd	—	365
PT Bank Woori Saudara Indonesia 1906 Tbk	3,450	2,802
PT Woori Finance Indonesia Tbk.	343	138
Others	37	40

(*)	Distribution of the hybrid securities issued by Woori Bank

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

2.	BASIS OF Preparation and material Accounting Policies

(1) Basis of presentation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with K-IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements, as described in following paragraphs of accounting policy, are prepared at the end of each reporting period in historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

Meanwhile, the consolidated financial statements of the Group were initially approved by the Board of Directors on February 7, 2025, and the final approval will be made in the annual general shareholders’ meeting on March 26, 2025.

1)	The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

i) Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments do not have a significant impact on the consolidated financial statements.

ii) Amendments to Korean IFRS 1007 Statement of Cash Flows, Korean IFRS 1107 Financial Instruments: Disclosures – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments do not have a significant impact on the consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

iii) Amendments to Korean IFRS 1116 Leases – Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not have a significant impact on the consolidated financial statements.

iv) Amendments to Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Cryptographic Assets

The amendments require an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The amendments do not have a significant impact on the consolidated financial statements.

2)

The details of K-IFRSs that have been issued and published as of December 31, 2024 but have not yet reached the effective date, and which the Group have not been early adopted by the Group are as follows:

i) Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

ii) Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1107 Financial Instruments: Disclosures

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements. These amendments:

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

iii) Annual Improvements to Korean IFRS -Volume 11

Annual Improvements to Korean IFRS -Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS 1007 Statement of Cash Flows: Cost method

The above enacted or amended standards will not have a significant impact on the Group.

(2) Basis of consolidated financial statement presentation

The consolidated financial statements consist of the financial statements of the parent company and the entities (including structured entities) controlled by the parent company (or its subsidiaries, which is the “Group”). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) able to use its power to affect its returns. The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than most of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether the Group’s voting rights in an investee are enough to give it power, including:

•	The relative size of the Group’s holding of voting rights and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Group, other vote holders or other parties;

•	Rights arising from other contractual arrangements;

•

Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. The carrying amount of the non-controlling interest after the acquisition is the amount initially recognized plus the amount of proportionate interest of the non-controlling interest in the changes in equity since the acquisition. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a negative (-) balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the parent company.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1109 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3) Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Group in exchange for control of the acquiree, liabilities assumed by the Group for the former owners of the acquiree and the equity interests issued by the Group. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable acquires assets, liabilities and contingent liabilities are recognized at their fair value, except for the followings:

•

Deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•	Non-current assets (or disposal groups) that are classified as held for sale are measured in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

The subsidiary’s non-controlling interests are identified separately from the Group’s equity. If the element of the non-controlling interest in the acquiree is the current interest at the acquisition date and the holder is entitled to a proportional share of the entity’s net assets, the non-controlling interest can be measured in 1) fair value or 2) proportionate share of the current equity instrument of the amount recognized for the acquiree’s identifiable net assets at the acquisition date. The selection of these metrics is made for each acquisition transaction. All other non-controlling interests are measured at fair value at the acquisition date.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

The carrying amount of the non-controlling interest after acquisition reflects the proportional interest of the non-controlling interest in changes in equity after acquisition in the initial recognition amount. Even if the non-controlling interest is a negative (-) balance, total comprehensive income is attributed to the non-controlling interest.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income(or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the business combination occurred, the Group reports in consolidated financial statements the provisional amount of items that have not been accounted for. If there is new information about the facts and circumstances that existed as of the acquisition date during the measurement period (see above), the Group retrospectively adjusts the provisional amounts recognized at the acquisition date or recognizes additional assets and liabilities to reflect the information that would have affected the measurement of the amount recognized at the acquisition date if it had already known at the acquisition date.

(4) Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence, and that is not a subsidiary or a joint venture. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of current period and the assets and liabilities of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

Investment in joint ventures and associates are accounted for and applied with the equity method from the time the investee becomes an associate or a joint venture.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition exists after the review, it is recognized immediately in net income.

The requirements of K-IFRS 1028 - Investments in Associates and Joint Ventures to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 - Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group ceases to use the equity method from the time it fails meet the definition of an associate or a joint venture. Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1109 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate or a joint venture would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with K-IFRS 1105.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When the Group transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

The Group applies K-IFRS 1109 Financial Instruments, including the impairment requirements, to its long-term investment interests in associates and joint ventures that form part of its net investment without applying the equity method. In addition, when applying K-IFRS 1109 to long-term investments, the Group does not consider adjustments to the carrying amount required by K-IFRS 1028. Examples of such adjustments include an impairment assessment or an adjustment to the carrying amount of the long-term investment interest resulting from the allocation of losses to the investee in accordance with K-IFRS 1028.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(5) Investment in joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output arising from the joint operation;

•	its share of the revenue from the sale of the output by the joint operation;

•	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses that correspond to its interest in a joint operation in accordance with the K-IFRSs applicable to the specific assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(6) Revenue recognition

K-IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Group performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are recognized through effective interest rate method.

1)	Revenues from contracts with customers

The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Group shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group is recognizing revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Group acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. Most of these fees and commission received for brokerage are from the business activities relevant to Banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. Most of these fees and commission received related to credit are from the business activities relevant to Banking, Credit card and Investment banking segment.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. Most of these fees and commission received for electronic finance are from the business activities relevant to Banking and Investment banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Banking segment.

⑦	Fees and commission received on credit card

The fees and commission received on credit card consist mainly of merchant account fees and annual fees. The Group recognizes merchant account fees by multiplying agreed commission rate to the amount paid by using the credit card. The annual fees are performance obligation satisfied over time and are recognized over agreed periods after the annual fees are paid in advance. The business activities relevant to these fees and commission received on credit card are substantially attributable to Credit cards segment.

⑧	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on securities business are substantially attributable to Banking and Investment banking segment.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

⑨	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. Most of these fees and commission received for brokerage are from the business activities relevant to Banking segment.

⑩	Fees and commission received on credit Information

The fees and commission received on credit Information are composed of the fees and commission received by performing credit investigation and proxy collection services. Credit investigation fees and commission are the amount received in return for verifying the information requested by the customer and are recognized as revenue at the time the verification is completed. Proxy collection service fees are recognized by applying the applicable rate to the collected amount at the time when collection services are completed. Most of these fees and commission received for brokerage are from the business activities relevant to other segments.

Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Group. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commission are received. These other fees occur across all operating segments.

2)	Revenues from sources other than contracts with customers

①	Interest income

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial unamortized cost over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points(limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties when calculating the effective interest rate, but does not include expected credit losses. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination fees and is being added or deducted to/from interest income on loans using effective interest rate method.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

3)	Dividend income

Dividend income is recognized when the right to receive dividends as a shareholder is confirmed. Dividend income is recognized as an appropriate item of profit or loss in the statement of comprehensive income according to the classification of financial instruments.

(7) Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Group. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss shall be measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation, and translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in other comprehensive income.

(8) Cash and cash equivalents

The Group is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(9) Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost according to its business model and contractual cash flows.

a)	Business model

The Group evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

•

The accounting policies and purpose specified for the portfolio, the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

•	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

•	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

•	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

•	Frequency, amount, timing and reason for sale of financial assets in the past, and forecast of future sale activities.

b)	Contractual cash flows

The principal is defined to be the fair value of a financial assets at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Group considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Group considers the following elements when evaluating the above:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Group’s claim on cash flows arising from certain assets

①	Financial assets at FVTPL

The Group is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under K-IFRS 1109 Financial Instruments. However, the designation is irrevocable.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

At initial recognition, financial assets at FVTOCI are measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The income tax effects related to the changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss about debt instrument are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument), and reclassified within the equity for FVTOCI (equity instruments).

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost are presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Group at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition, and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Group’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS 1109 Financial Instruments.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Group modifies the business model used to manage financial assets. When the Group modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Group does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Group recognizes financial assets to the extent of its continuing involvement. If the Group holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the carrying amount and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Group allocates the carrying amount into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its carrying amount and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of carrying amount retained in the books, and to the portion of carrying amount removed from the books.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Group exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in consolidated financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Group concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a)	Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Group uses the fair value determined by independent appraisers, the Group usually obtains three values from three different appraisers for each financial instrument, and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Group uses the amount determined by the independent appraiser. The Group verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformed by employees who have knowledge of valuation models and assumptions that appraisers used.

b)	Derivatives

The Group’s transactions involving derivatives such as futures and exchange traded options are measured at market value. For exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c)	Adjustment of valuation amount

The Group is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Group earns income through valuation of derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Group’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Group’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

6)	Expected credit losses on financial assets

The Group recognizes loss allowance on expected credit losses for the following assets:

•	Financial assets at amortized cost

•	Debt instruments measured at FVTOCI

•	Contract assets as defined by K-IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

•	General approach: Financial assets that does not belong to below two models and unused loan commitments

•	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

•	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses. When financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset.

b)	Measurement of expected credit losses on financial asset at FVTOCI(Debt instruments)

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the loss allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related loss allowance is reclassified from accumulated other comprehensive income to net income.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(10) Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Group has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11) Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably, and the carrying amount of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of premises and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on the derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of the derecognition.

(12)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	26 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 7 years

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(13) Intangible assets and goodwill

The Group recognizes the acquisition cost of an intangible asset as the manufacturing cost or purchase cost plus additional incidental expenses. Development costs are the sum of expenditures incurred after the asset recognition requirements, such as technical feasibility and future economic benefits, are met. After the initial recognition, the carrying value is presented as the accumulated amortization and accumulated impairment losses deducted from the cost.

The Group’s intangible asset are amortized over the following economic lives using the straight-line method. However, for some intangible assets, the period of time that is expected to be available is not predictable, so the useful life of some intangible assets is assessed as indefinite and not depreciated.

The estimated useful life and amortization method of intangible assets with a finite useful life are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	5 to 10 years
Development costs	5 years
Software and others	1 to 10 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized, but is subject to an impairment test at the cash-generating unit level every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Group’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14) Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15) Leases

The Group determines whether the contract is a lease or includes a lease at the time of the contract agreement. In exchange for consideration in a contract, the contract is either a lease or includes a lease if the control over the use of the identified asset is transferred for a period of time. In determining whether a contract transfers control over the use of the asset to which it is identified, the Group uses the definition of lease in K-IFRS 1116.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

①	The Group as a lessee

The Group recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date(less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that cannot be readily determined, the Group uses its incremental borrowing rate. The Group generally uses the incremental borrowing rate.

The Group makes adjustments to reflect the terms of the lease and the characteristics of the lease asset in interest rates obtained from external financial information, and calculates the incremental borrowing rate.

The Group calculates the lease term by including the relevant period when it is quite certain that the lessee will exercise the extension option or the termination option. The Group calculates the enforceable period in consideration of the economic disadvantages of terminating the contract if the lessee and the lessor have the right to terminate it without the consent of the other parties.

The lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments (including in-substance fixed payments)

•	Variable lease payments that depend on an index(or a rate), initially measured using the index or a rate as at the commencement date

•	Amounts expected to be payable by the lessee under residual value guarantees

•

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased be the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

The Group applies its judgment when determining the lease term for some lease contracts that include the extension option. The assessment of whether the Group is reasonably certain to exercise the option significantly affects the lease term and therefore has a significant impact on the amount of lease liabilities and the right-of-use asset.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

Because the Group can replace the asset without significant cost or business discontinuation, the option to extend the lease is not included in the lease liability in most offices and vehicle transport leases.

The Group reevaluates the lease term when the option is exercised (or not exercised) or the Group is liable to exercise (or not exercise) the option. Group will change its judgment only when significant events occur that affect the lessee’s control and the determination of the lease term, or there is a significant change in the circumstances.

Lease liabilities and right-of-use-asset increased by 7,373 million Won, reflecting the exercise impact of the extension and termination options during the current term.

In the statement of financial position, the Group classified the right-of-use assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Group has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

②	The Group as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Group allocates the consideration of the contract to each lease element based on its relative stand-alone price.

As a lessor, the Group classifies its leases as either a finance lease or an operating lease at the commencement date.

The Group subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Group applies K-IFRS 1115 to allocate the consideration of the contract.

The Group applies the derecognition and impairment provisions of K-IFRS 1109 to its net investment in the lease. The Group also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Group recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Group has applied as a lessor is not different from K-IFRS 1116.

(16) Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated or effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

Derivatives that have positive (+) fair values are recognized as financial assets and those that have negative (-) fair values are recognized as financial liabilities. Derivatives are not offset in the consolidated financial statements unless they have legally enforceable right to set off or are intended to set off.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of K-IFRS 1109 are not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of K-IFRS 1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

2)	Hedge accounting

The Group is applying K-IFRS 1109 in regard to hedge accounting. The Group is designating certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Group is documenting the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Group documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

•	When there is an economic relationship between the hedged items and hedging instruments

•	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments

•

When the hedge ratio of hedging relationship is equal to the proportion of the number of items that the group actually hedges and the number of hedging instruments that the Group actually uses to hedge the number of hedged items

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Group has designated derivatives as hedging instrument except for the portion on foreign currency basis spread. The fair value change due to foreign currency basis spread is recognized in other comprehensive income and is accumulated in equity. If the hedged item is related to transactions, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects the profit or loss. However, when non-monetary items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly, and is included in the initial carrying amount of the recognized non-monetary items. Such transfers does not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The carrying amount of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in net income. In case of debt instruments measured at FVTOCI, carrying amount is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in carrying amount. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

When gains or losses arising from the hedged risk are recognized in profit or loss of the current term, they are recognized as items related to the hedged items.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to carrying amount of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

4)	Cash flow hedge

The Group recognizes the effective portion of changes in the fair value of derivatives and other valid hedging instruments that are designated and qualified as cash flow hedges in other comprehensive income to the extent of cumulative fair value changes of the hedged item from the starting date of hedge accounting and it is cumulated in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognized immediately in net income.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item affects net income. However, when non-monetary assets or liabilities are subsequently recognized due to expected transactions involving hedged items, the valuation gain or loss accumulated in the equity as other comprehensive income is removed from the equity and included in the initial carrying amount of the recognized non-monetary assets or liabilities. Such transfers does not affect other comprehensive income. Also, if the cash flow hedge reserve is loss and accumulated other comprehensive income is a loss and part or all of the losses are not expected to be recovered in the future periods, the said amount is immediately reclassified to profit or loss.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. At the point of cessation of cash flow hedge, the valuation gain or loss recognized as accumulated other comprehensive income continues to be recognized as equity, and is reclassified to profit or loss when the expected transaction is ultimately recognized as profit or loss. However, when transactions are no longer expected to occur, the valuation gain or loss of hedging instrument recognized as accumulated other comprehensive income is immediately reclassified to profit or loss.

(17) Assets (or disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(18)	Provisions

Provisions are recognized if it has present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation is reliably estimated. A provision is not recognized for the future operating losses.

The Group recognizes provisions related to the payment guarantees, loan commitment and litigations. Under the terms of lease agreement, the cost incurred by the Group to recover the leased asset to its original state are recognized as provisions at the commencement of the lease or during a specific period in which the obligation is incurred as a result of the using the asset. The provisions are measured as the best estimate of the expenditure required to recover the asset, which is regularly reviewed and sated to the new situation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

At the end of each reporting period, the remaining provision balance is reviewed an assessed to determine if the current best estimate is being recognized.

(19) Equity instruments issued by the Group

1)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The compound financial instruments are financial instruments where it is neither a financial liability nor an equity instrument because it was designed to contain both equity and debt elements.

If the Group reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

2)	Hybrid securities

The Group classifies hybrid securities that have the unconditional right to avoid contractual obligations, such as to deliver cash or other financial assets in relation to financial instruments into equity instruments and presents as part of equity. Meanwhile, hybrid securities issued by subsidiaries of the group are classified as non-controlling interests according to the criteria, and the distribution paid is treated as net profit attributable to non-controlling interests in the consolidated comprehensive income statement.

(20) Financial guarantee contracts

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

•	Loss allowance in accordance with K-IFRS 1109

•	Initial carrying amount less accumulated profit measured in accordance with K-IFRS 1115

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(21)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Group recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Group does not have legal obligation to do so because it can be construed as constructive obligation.

The Group is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by a professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding the amount included in net interest from net defined benefit liability (asset)), and the effect of the changes to the asset ceiling is reflected immediately in the consolidated statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the consolidated statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on settlements), net interest expense (income) and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either the date when the Group is no longer able to cancel its proposal for termination benefits or the date when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(22) Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset is realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit(tax loss) nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the Group, and refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis. In response, the Group paid taxes in accordance with K-IFRS 2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future. In addition, the Group appropriately estimates and reflects the amount of corporate tax liabilities based on the analysis of corporate tax laws and the evaluation of many factors, including past experiences.

(23) Criteria of calculating earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(24) Share-based payment

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Group measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period. The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Material accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results. The accounting estimates and assumptions that include a significant risk of materially changing the carrying amounts of assets and liabilities currently recognized in the following accounting period are as follows.

1)	Income taxes

The Group has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Group’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets/liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Group’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Group is reviewing the carrying amount of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the consolidated financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in ‘2. Basis of Preparation and Material Accounting Policies (9) 5) Fair value of financial instruments’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

3)	Impairment of financial instruments

The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each borrower for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance payment, guarantee and unused commitment.

The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Information on measuring expected credit loss is described in 4. Risk Management (1) 2) Measurement of expected credit loss.

4)	Defined benefit plan

The Group operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

5)	Impairment of goodwill

The recoverable amount of a cash generating unit (CGU) is determined based on value-in-use calculations.

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Organization analyzes and assesses the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by Board Risk Management Committee, Chief Risk Officer (CRO), and Risk Management Department. The Board of Directors operates a Board Risk Management Committee comprised of outside directors for professional risk management. The Board Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.

The Chief Risk Officer (CRO) assists the Board Risk Management Committee and operates a Group Risk Management Council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

To measure credit risk, the Group considers the possibility of failure in performing the obligation by the counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and purchase of credit derivatives that have low correlation with the obligor’s credit status. The Group has adopted the comprehensive method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit- impaired
Loss allowance	12-month expected credit losses	Lifetime expected credit losses
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period the Group assesses whether credit risk has significantly been increased since the date of initial recognition. The Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality level, early warning system, days past due and others. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.

The Group performs the below assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating(*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating (*)	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

(*)	The Group has applied the below indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 notches
	A- ~ BBB	More than or equal to 3 notches
	BBB- ~ BB+	More than or equal to 2 notches
	BB ~ BB-	More than or equal to 1 notch
Retail	1 ~ 3	More than or equal to 3 notches
	4 ~ 5	More than or equal to 2 notches
	6 ~ 9	More than or equal to 1 notch

The Group determined that there is no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset.

The Group also incorporates forward looking into the estimates of default rates and loss given default. Considering the potential for latent insolvency due to increased internal and external economic uncertainties, the Group adjusts the forward looking to additionally recognize expected credit loss allowance.

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the forward looking information based on the past experience loss rate data.

Loss allowance is calculated by applying PD (Probability of Default) and LGD (Loss Given Default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic variables such as gross domestic product (real, original series) growth rate, consumer price index, apartment sales price index (KB, Seoul) and unemployment rate (original series) in order to forecast future economic conditions.

The Group applies a future economic situation estimation model as follows, and the results are reviewed regularly.

•

Development of estimation models through regression analysis of obligator (corporate, retail)/by-period and collateral (credit, collateral)/by-period recover rate in the event of default (1- Loss Given Default) and macroeconomic indicator data by year

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
Gross domestic product (real, original series) growth rate	Negative(-) Correlation
Average capacity utilization rate for manufacturing	Negative(-) Correlation
Unemployment rate (original series)	Positive(+) Correlation
Apartment sales price index (KB, Seoul)	Negative(-) Correlation
KOSPI	Negative(-) Correlation
Gross domestic income (GDI)	Negative(-) Correlation
Retail sales index	Negative(-) Correlation
Actual apartment sales price index (Seoul Metropolitan Area)	Negative(-) Correlation
KOSDAQ	Negative(-) Correlation

•

Calculation of estimated default rate and estimated default recovery rate by incorporating future economic outlook using utilizing economic variable forecasts derived from various methods: 1) Economic variable forecasts provided by institutions verified to be reliable such as the Bank of Korea (BOK), Korea Development Institute (KDI), and Korea Institute of Finance (KIF); 2) Forecasts derived from external institutions and regression analysis results; 3) Economic variable forecasts derived through time series trends, etc., to the estimation model developed as a result of modeling.

•	Forecast of macroeconomic variables

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

a)	Probability weight

As of December 31, 2024, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Normal Scenario	Good Scenario	Bad Scenario	Worst Scenario
Probability weight	47.44	4.60	27.96	20.00

b)

Economic forecast of each major macroeconomic variables by scenario (prospect period: 2025) As of December 31, 2024, the forecasts of major macroeconomic variables by scenario is as follows (Unit: Won, %)

Major economic indicators (*1) (*2)	Normal Scenario	Good Scenario	Bad Scenario	Worst Scenario
Gross domestic product (real, original series) growth rate	1.97	5.74	(0.18)	(5.11)
Average capacity utilization rate for manufacturing	71.50	78.12	67.74	57.38
Unemployment rate (original series)	2.83	1.90	3.36	6.30
Apartment sales price index (KB, Seoul)	93.48	106.74	85.95	78.42
KOSPI	2,575.69	3,110.75	2,036.57	1,817.42
Gross domestic income (GDI)	2,307,889.89	2,393,479.82	2,259,290.15	2,084,178.80
Retail sales index	110.99	117.19	107.47	96.02
Actual apartment sales price index (Seoul Metropolitan Area)	148.78	172.67	135.22	121.66
KOSDAQ	824.83	995.37	616.12	543.09

(*1)	Considering the default forecast period, the Group reflected the future economic outlook.
(*2)

The forecast of macroeconomic variables is based on information from credible research institutions and historical data available at the time of estimation. It is estimated by the Group for the purpose of calculating expected credit losses, and it may differ from predictions made by other organizations.

•	The increase rate from the predicted default rate and predicted recovery rate is used as a forward looking adjustment coefficient and reflected to the applicable estimate for the current year.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

Considering internal and external uncertainties, The Group additionally applied the Worst scenario to the three macroeconomic variable scenarios: Normal, Good, and Bad. Assuming all other conditions remain the same, the sensitivity analysis the Group’s expected credit loss allowance, assuming a probability weighting of 100% for each scenario, are as follows (Unit: Korean Won in millions):

Scenario	Applied probability weight	Assuming 100%	Difference from book value
Good	4.60%	1,334,317	(753,242)
Normal	47.44%	1,485,847	(601,712)
Bad	27.96%	1,866,074	(221,484)
Worst	20.00%	4,205,947	2,118,388

3) Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net carrying amount after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of December 31, 2024 and 2023 is as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2023
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	229,126	2,297,088
	Banks	23,593,313	21,996,558
	Corporates	179,986,851	159,343,530
	Consumers	194,662,526	189,510,972

	Sub-total	398,471,816	373,148,148

Financial assets at FVTPL (*2)	Deposits	73,951	39,241
	Debt securities	6,801,288	6,307,238
	Loans	104,177	782,716
	Derivative assets	10,094,532	5,798,329
	Others	2,671	2,585

	Sub-total	17,076,619	12,930,109

Financial assets at FVTOCI	Debt securities	42,922,671	36,694,111

Securities at amortized cost	Debt securities	19,203,177	23,996,172
Derivative assets	Derivative assets (Designated for hedging)	175,191	26,708
Off-balance accounts	Payment guarantees (*3)	16,611,262	13,793,301
	Loan commitments	133,863,588	126,829,192

	Sub-total	150,474,850	140,622,493

	Total	628,324,324	587,417,741

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of December 31, 2024 and 2023, the financial guarantee amount of 4,156,790 million Won and 3,661,656 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2024
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	367,026,768	5,784,272	7,108,462	584,060	850,872	17,117,382	398,471,816
Securities at amortized cost	18,052,871	197,188	712,761	—	—	240,357	19,203,177
Financial assets at FVTPL	12,643,738	88	1,824,414	553,842	430,341	1,624,196	17,076,619
Financial assets at FVTOCI	37,746,319	589,277	3,157,655	190,801	22,112	1,216,507	42,922,671
Derivative assets (Designated for hedging)	165,089	—	3,216	—	6,886	—	175,191
Off-balance accounts	144,006,247	1,213,479	1,805,060	87,755	20,758	3,341,551	150,474,850

Total	579,641,032	7,784,304	14,611,568	1,416,458	1,330,969	23,539,993	628,324,324

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2023
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	345,748,021	5,068,801	5,527,208	260,834	617,188	15,926,096	373,148,148
Securities at amortized cost	22,529,414	111,832	1,049,669	—	—	305,257	23,996,172
Financial assets at FVTPL	10,103,182	519	1,507,518	355,478	143,229	820,183	12,930,109
Financial assets at FVTOCI	32,422,652	724,786	2,367,997	7	32,194	1,146,475	36,694,111
Derivative assets (Designated for hedging)	26,010	—	—	—	698	—	26,708
Off-balance accounts	136,287,485	921,904	745,832	20,045	26,351	2,620,876	140,622,493

Total	547,116,764	6,827,842	11,198,224	636,364	819,660	20,818,887	587,417,741

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2024 and 2023 (Unit: Korean Won in millions):

	December 31, 2024
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	92,018,694	47,835,603	33,986,585	6,219,603	190,902,940	27,508,391	398,471,816
Securities at amortized cost	169,352	—	10,248,257	59,866	—	8,725,702	19,203,177
Financial assets at FVTPL	287,401	539,092	10,833,850	31,527	123,339	5,261,410	17,076,619
Financial assets at FVTOCI	331,590	474,837	29,935,898	194,940	—	11,985,406	42,922,671
Derivative assets (Designated for hedging)	—	—	175,191	—	—	—	175,191
Off-balance accounts	22,460,440	28,514,078	14,147,757	3,192,714	73,212,057	8,947,804	150,474,850

Total	115,267,477	77,363,610	99,327,538	9,698,650	264,238,336	62,428,713	628,324,324

	December 31, 2023
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	84,704,246	44,591,685	30,388,823	5,583,281	185,083,452	22,796,661	373,148,148
Securities at amortized cost	189,193	—	14,151,799	69,720	—	9,585,460	23,996,172
Financial assets at FVTPL	330,193	233,528	7,184,371	81,731	2,600	5,097,686	12,930,109
Financial assets at FVTOCI	453,694	408,377	25,832,327	290,856	—	9,708,857	36,694,111
Derivative assets (Designated for hedging)	—	—	26,708	—	—	—	26,708
Off-balance accounts	22,561,220	22,897,412	13,804,163	2,826,738	73,042,394	5,490,566	140,622,493

Total	108,238,546	68,131,002	91,388,191	8,852,326	258,128,446	52,679,230	587,417,741

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of December 31, 2024 and 2023 is as follows (Unit: Korean Won in millions):

	December 31, 2024
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	343,186,708	27,086,126	13,280,849	14,344,066	3,003,886	1,147,147	402,048,782	(3,576,966)	398,471,816
Korean treasury and government agencies	229,733	22	—	—	—	—	229,755	(629)	229,126
Banks	23,375,096	115,721	88,306	—	36,143	—	23,615,266	(21,953)	23,593,313
Corporates	150,732,338	19,561,385	3,130,814	6,264,461	1,416,152	1,147,147	182,252,297	(2,265,446)	179,986,851
General business	103,495,951	11,071,283	2,507,705	4,093,868	807,545	—	121,976,352	(1,409,387)	120,566,965
Small- and medium-sized enterprise	35,450,353	7,731,142	500,934	1,870,087	357,881	—	45,910,397	(586,059)	45,324,338
Project financing and others	11,786,034	758,960	122,175	300,506	250,726	1,147,147	14,365,548	(270,000)	14,095,548
Consumers	168,849,541	7,408,998	10,061,729	8,079,605	1,551,591	—	195,951,464	(1,288,938)	194,662,526
Securities at amortized cost	19,213,940	—	—	—	—	—	19,213,940	(10,763)	19,203,177
Financial assets at FVTOCI (*3)	42,766,477	156,194	—	—	—	—	42,922,671	(29,084)	42,922,671

Total	405,167,125	27,242,320	13,280,849	14,344,066	3,003,886	1,147,147	464,185,393	(3,616,813)	460,597,664

	December 31, 2024
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488
Korean treasury and government agencies	55,775	—	—	—	55,775
Banks	2,474,302	—	—	—	2,474,302
Corporates	101,666,963	7,536,068	645,842	1,137,097	110,985,970
General business	59,099,372	5,578,709	328,802	—	65,006,883
Small- and medium-sized enterprise	34,401,736	1,729,820	243,513	—	36,375,069
Project financing and others	8,165,855	227,539	73,527	1,137,097	9,604,018
Consumers	137,181,540	15,279,534	424,367	—	152,885,441
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2023
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	321,115,435	26,073,686	12,728,437	13,702,855	1,906,434	768,487	376,295,334	(3,147,186)	373,148,148
Korean treasury and government agencies	2,299,323	21	—	—	—	—	2,299,344	(2,256)	2,297,088
Banks	21,880,151	122,383	21,771	—	15,295	—	22,039,600	(43,042)	21,996,558
Corporates	132,702,723	18,890,349	2,630,918	5,411,611	882,459	768,487	161,286,547	(1,943,017)	159,343,530
General business	87,551,345	10,147,028	1,773,713	3,150,829	548,169	—	103,171,084	(1,161,824)	102,009,260
Small- and medium-sized enterprise	36,220,660	8,182,558	753,275	1,587,473	225,463	—	46,969,429	(508,736)	46,460,693
Project financing and others	8,930,718	560,763	103,930	673,309	108,827	768,487	11,146,034	(272,457)	10,873,577
Consumers	164,233,238	7,060,933	10,075,748	8,291,244	1,008,680	—	190,669,843	(1,158,871)	189,510,972
Securities at amortized cost	24,010,113	—	—	—	—	—	24,010,113	(13,941)	23,996,172
Financial assets at FVTOCI (*3)	36,481,028	213,083	—	—	—	—	36,694,111	(27,379)	36,694,111

Total	381,606,576	26,286,769	12,728,437	13,702,855	1,906,434	768,487	436,999,558	(3,188,506)	433,838,431

	December 31, 2023
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	224,611,919	21,235,346	767,731	768,275	247,383,271
Korean treasury and government agencies	39,199	—	—	—	39,199
Banks	2,136,530	—	—	—	2,136,530
Corporates	92,544,712	5,915,710	382,605	768,275	99,611,302
General business	52,951,331	4,058,593	169,855	—	57,179,779
Small- and medium-sized enterprise	33,580,230	1,590,947	112,117	—	35,283,294
Project financing and others	6,013,151	266,170	100,633	768,275	7,148,229
Consumers	129,891,478	15,319,636	385,126	—	145,596,240
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	224,611,919	21,235,346	767,731	768,275	247,383,271

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

b)	Payment guarantees and commitments

The credit quality of the payment guarantees and loan commitments as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment guarantees	15,679,374	808,182	41,866	59,688	22,152	16,611,262
Loan commitments	127,622,889	3,402,602	2,298,056	502,070	37,971	133,863,588

Total	143,302,263	4,210,784	2,339,922	561,758	60,123	150,474,850

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2023
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment guarantees	12,515,536	1,150,185	73,192	40,890	13,498	13,793,301
Loan commitments	120,623,982	3,512,099	2,166,380	496,824	29,907	126,829,192

Total	133,139,518	4,662,284	2,239,572	537,714	43,405	140,622,493

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the years ended December 31, 2024 and 2023, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

6)

Among financial assets that measured loss allowance at lifetime expected credit losses, amortized costs before changes in contractual cash flows as of December 31, 2024 and 2023 are 153,361 million Won and 161,893 million Won, respectively, with net losses recognized along with the changes 15,335 million Won and 5,107 million Won, respectively.

7)

The Group determines which loan is subject to write-off in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available.

As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2024 and 2023 are 9,018,290 million Won and 10,089,739 million Won. In addition, the contractual non-recoverable amount of financial assets amortized for the year ended December 31, 2024, but still in the process of recovery is 1,462,267 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks, measuring its level, and evaluating the appropriateness of the level of accepted market risks for both trading and non-trading activities.

a)	Trading activities

The Group uses the standard approach and internal model approach (Woori Bank) in measuring market risk for trading positions, and allocates market risk capital through the Board Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Board Risk Management Committee.

Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard approach, and other subsidiaries manage market risks by applying the simple method.

The Basel III standard approach consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, bankruptcy risks that may occur due to sudden bankruptcy, and residual risk-bearing equity capital for other losses.

Woori Bank, a major subsidiary subject to Basel III standard approach of market risk management, has the following equity capital required for market risk.(Unit : Korean Won in millions)

	Risk Group	December 31, 2024	December 31, 2023
Sensitivity-based risk	General interest rate risk	29,029	37,832
	Equity risk	3,006	9,376
	Commodity risk	51	12
	Foreign exchange risk	114,174	249,044
	Non-securitization credit spread risk	18,258	27,371
	Securitization (excluding CTP (Correlation Trading Portfolio)) credit spread risk	—	—
	CTP credit spread risk	—	—
Default risk	Non-Securitization bankruptcy risk	8,604	—
	Securitization (excluding CTP) default risk	—	—
	CTP default risk	—	—
Residual risk	Residual risk	1,182	692

Total		174,304	324,327

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and off-balance accounts.

ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of December 31, 2024 and 2023 are as follows(Unit: Korean Won in millions):

	December 31, 2024		December 31, 2023
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	952,830	668,290	683,660	743,489
Woori Card Co., Ltd.	120,153	79,515	80,720	76,846
Woori Financial Capital Co., Ltd.	67,877	16,151	48,523	17,585
Woori Investment Securities Co., Ltd.	29,325	24,911	4,464	15,303
Woori Asset Trust Co., Ltd.	1,817	12,802	1,210	7,018
Woori Asset Management Corp.	504	1,682	832	2,154
Woori Savings Bank	15,117	4,537	7,347	11,077
Woori Private Equity Asset Management Co., Ltd.	17	338	80	775
Woori Global Asset Management Co., Ltd.	—	—	536	269
Woori Financial F&I Co., Ltd.	97,936	6,858	63,852	3,961
Woori Venture Partners Co., Ltd.(*3)	705	3,231	340	2,782

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income
(*3)	Additional investment occurred and added it as a consolidated subsidiary during the year ended December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

At the interest rate re-pricing date, cash flows (both principal and interest) of interest bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows: (Unit: Korean Won in millions):

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	241,742,497	53,994,860	25,504,549	17,099,875	78,442,115	5,000,982	421,784,878
Financial assets at FVTPL	297,653	38,474	9,993	5,420	42,433	51	394,024
Financial assets at FVTOCI	7,276,254	4,996,536	2,350,787	2,570,750	26,459,375	1,421,185	45,074,887
Securities at amortized cost	1,318,853	1,651,266	1,856,726	629,079	12,972,012	1,862,090	20,290,026

Total	250,635,257	60,681,136	29,722,055	20,305,124	117,915,935	8,284,308	487,543,815

Liability:
Deposits due to customers	166,841,875	55,267,332	44,234,044	42,203,933	62,625,304	34,751	371,207,239
Borrowings	19,153,362	4,676,893	1,587,119	1,542,868	3,131,674	513,870	30,605,786
Debentures	5,189,563	5,370,343	4,438,800	3,168,918	30,963,968	2,673,453	51,805,045

Total	191,184,800	65,314,568	50,259,963	46,915,719	96,720,946	3,222,074	453,618,070

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	245,179,685	55,105,699	17,928,072	12,101,395	55,840,540	3,594,287	389,749,678
Financial assets at FVTPL	2,155,339	178,206	37,672	22,719	52,341	90	2,446,367
Financial assets at FVTOCI	5,976,531	3,489,341	2,425,700	3,008,905	22,852,783	756,272	38,509,532
Securities at amortized cost	1,451,409	1,230,486	3,335,565	1,416,082	15,907,380	2,171,914	25,512,836

Total	254,762,964	60,003,732	23,727,009	16,549,101	94,653,044	6,522,563	456,218,413

Liability:
Deposits due to customers	169,127,109	52,395,270	32,948,424	47,030,448	60,621,757	34,406	362,157,414
Borrowings	20,147,327	5,157,330	1,933,137	2,575,993	4,112,788	437,839	34,364,414
Debentures	7,741,466	5,188,081	4,104,309	5,168,597	18,443,853	3,223,255	43,869,561

Total	197,015,902	62,740,681	38,985,870	54,775,038	83,178,398	3,695,500	440,391,389

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2024 and 2023 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2024
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	8,258	12,139,283	80,851	757,154	1,331	267,802	223	341,326	1,123,728	14,629,293
	Loans and other financial assets at amortized cost	21,637	31,775,374	104,585	979,422	26,856	5,405,371	2,211	3,380,628	7,584,236	49,125,031
	Financial assets at FVTPL	887	1,304,438	1,836	17,190	16	3,318	149	227,858	20,087	1,572,891
	Financial assets at FVTOCI	3,588	5,274,144	—	—	2,910	585,622	37	55,853	847,518	6,763,137
	Securities at amortized cost	767	1,127,313	—	—	980	197,188	36	55,074	175,895	1,555,470

	Total	35,137	51,620,552	187,272	1,753,766	32,093	6,459,301	2,656	4,060,739	9,751,464	73,645,822

Liability	Financial liabilities at FVTPL	112	164,400	36	334	—	—	1	1,766	751	167,251
	Deposits due to customers	23,607	34,702,743	250,528	2,346,146	27,301	5,494,893	2,024	3,094,378	5,348,009	50,986,169
	Borrowings	8,302	12,203,906	56,465	528,785	110	22,235	545	832,661	3,334,191	16,921,778
	Debentures	4,549	6,687,333	—	—	—	—	195	297,766	446,349	7,431,448
	Other financial liabilities	2,123	3,120,355	20,684	193,701	4,120	829,197	244	373,203	493,198	5,009,654

	Total	38,693	56,878,737	327,713	3,068,966	31,531	6,346,325	3,009	4,599,774	9,622,498	80,516,300

Off-balance accounts		9,109	13,390,339	23,905	223,864	1,702	342,576	841	1,286,110	1,506,643	16,749,532

		December 31, 2023
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	8,540	11,011,576	108,421	989,519	1,377	248,965	641	914,960	1,145,464	14,310,484
	Loans and other financial assets at amortized cost	24,463	31,542,764	138,242	1,261,674	30,536	5,522,075	1,791	2,554,897	4,585,588	45,466,998
	Financial assets at FVTPL	884	1,140,110	49,640	453,047	—	—	280	399,828	72,351	2,065,336
	Financial assets at FVTOCI	3,136	4,044,155	—	—	3,882	701,938	6	8,549	738,710	5,493,352
	Securities at amortized cost	1,223	1,576,690	—	—	618	111,839	68	97,393	184,938	1,970,860

	Total	38,246	49,315,295	296,303	2,704,240	36,413	6,584,817	2,786	3,975,627	6,727,051	69,307,030

Liability	Financial liabilities at FVTPL	350	451,700	23,806	217,266	—	—	209	297,521	98,885	1,065,372
	Deposits due to customers	23,962	30,896,247	279,377	2,549,759	23,162	4,188,690	2,122	3,027,521	5,531,242	46,193,459
	Borrowings	9,339	12,041,139	70,741	645,621	1,658	299,748	225	321,529	2,632,379	15,940,416
	Debentures	4,811	6,202,675	—	—	—	—	195	277,871	—	6,480,546
	Other financial liabilities	3,448	4,446,194	26,977	246,206	7,752	1,401,956	99	141,404	387,310	6,623,070

	Total	41,910	54,037,955	400,901	3,658,852	32,572	5,890,394	2,850	4,065,846	8,649,816	76,302,863

Off-balance accounts		7,748	9,990,349	30,143	275,101	2,043	369,483	796	1,135,845	568,935	12,339,713

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching maturity of assets and liabilities or unexpected cash outflows. The consolidated financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

The information on early repayment related to asset securitization is described in Note 40. Contingent Liabilities and Commitments (4) 3).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	69,534	112,944	—	—	256,683
Deposits due to customers	237,078,927	41,568,072	33,229,547	43,680,907	16,991,574	1,441,654	373,990,681
Borrowings	11,589,854	6,676,926	4,781,377	3,676,310	3,561,696	563,870	30,850,033
Debentures	4,635,557	5,525,191	4,442,376	3,572,533	30,967,974	2,673,592	51,817,223
Lease liabilities	60,099	49,069	45,534	40,375	317,971	50,341	563,389
Other financial liabilities	19,417,326	108,361	30,995	27,093	1,118,751	4,287,489	24,990,015

Total	272,855,968	53,927,619	42,599,363	51,110,162	52,957,966	9,016,946	482,468,024

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	89,287	—	—	10,256	56,221	195,288
Deposits due to customers	236,125,560	39,103,357	22,776,074	50,089,672	16,898,791	1,549,490	366,542,944
Borrowings	11,415,214	6,626,722	4,345,143	4,579,032	4,331,196	437,839	31,735,146
Debentures	5,510,096	5,328,382	5,383,741	6,035,590	18,439,577	3,223,255	43,920,641
Lease liabilities	74,228	42,106	58,241	33,679	151,127	25,172	384,553
Other financial liabilities	15,059,935	233,081	21,356	26,403	1,025,252	4,195,930	20,561,957

Total	268,224,557	51,422,935	32,584,555	60,764,376	40,856,199	9,487,907	463,340,529

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	69,534	112,944	—	—	256,683
Deposits due to customers	242,795,510	43,419,738	32,989,627	38,822,980	14,857,886	491,918	373,377,659
Borrowings	11,592,268	6,678,053	4,782,453	3,678,378	3,555,011	563,870	30,850,033
Debentures	4,635,557	5,525,191	4,442,376	3,572,533	30,967,974	2,673,592	51,817,223
Lease liabilities	60,092	50,205	46,727	41,569	322,272	50,341	571,206
Other financial liabilities	19,418,010	108,690	31,315	27,708	1,116,803	4,287,489	24,990,015

Total	278,575,642	55,781,877	42,362,032	46,256,112	50,819,946	8,067,210	481,862,819

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	89,287	—	—	10,256	56,221	195,288
Deposits due to customers	241,935,362	41,132,677	23,468,344	44,082,420	14,717,842	505,146	365,841,791
Borrowings	11,419,501	6,630,868	4,346,740	4,579,314	4,331,196	437,839	31,745,458
Debentures	5,512,545	5,330,733	5,386,014	6,037,688	18,443,853	3,223,255	43,934,088
Lease liabilities	74,228	43,350	59,604	35,057	162,874	25,834	400,947
Other financial liabilities	15,059,935	233,081	21,356	26,403	1,025,252	4,195,930	20,561,957

Total	274,041,095	53,459,996	33,282,058	54,760,882	38,691,273	8,444,225	462,679,529

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2024 and 2023 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2024	Cash flow risk hedge	(219)	193	31	62	207	—	274
	Fair value risk hedge	(6,816)	46,231	(11,740)	44,950	35,764	(5,834)	102,555
	Trading purpose	9,092,008	90	—	—	—	—	9,092,098
December 31, 2023	Cash flow risk hedge	(1,223)	(875)	(590)	(302)	13,689	—	10,699
	Fair value risk hedge	29,176	34,370	157	35,272	30,241	—	129,216
	Trading purpose	5,943,024	—	—	—	—	—	5,943,024

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

4)	Maturity analysis of off-balance accounts (Payment guarantees, commitments, and etc.)

A payment guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits. However, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Payment guarantees	16,611,262	13,793,301
Loan commitments	133,863,588	126,829,192
Other commitments	4,572,323	4,854,099

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2023, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

2)	Operational risk measurement

The Group measures operational risk capital using the Basel III standardized approach. This approach calculates the required operational risk capital by multiplying the Business Indicator Component (BIC), which represents the scale of operations, with the Internal Loss Multiplier (ILM), which reflects the magnitude of actual historical internal losses relative to the scale of operations.

Operational risk limits are set with the approval of the Board Risk Management Committee. The Group regularly calculates the operational risk capital and reports any limit breaches to the management and the Board Risk Management Committee.

Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Group conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations such as disasters, the Bank has established a Business Continuity Plan (BCP) and conducts annual simulation drills.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlement and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following minimum requirements: Tier 1 common capital ratio of 9.0% and 8.0%, a Tier 1 capital ratio of 10.5% and 9.5%, and a total capital ratio of 12.5% and 11.5% as of December 31, 2024 and 2023, respectively.

Details of the Group’s capital adequacy ratio as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

Details	December 31, 2024(*)	December 31, 2023
Tier 1 capital	28,522,910	26,343,941
Other Tier 1 capital	4,869,567	4,596,584
Tier 2 capital	3,535,362	3,815,920

Total risk-adjusted capital	36,927,839	34,756,445

Risk-weighted assets for credit risk	210,365,462	195,490,941
Risk-weighted assets for market risk	3,125,478	4,697,055
Risk-weighted assets for operational risk	21,609,530	19,603,749

Total risk-weighted assets	235,100,470	219,791,745

Common Equity Tier 1 ratio	12.13%	11.99%

Tier 1 capital ratio	14.20%	14.08%

Total capital ratio	15.71%	15.81%

(*)	The capital ratio at the end of the current period is provisional

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the method of disclosing the financial information of the segments based on the organization of the Group. This financial information of the segments in this note is regularly reviewed by the CODM.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, investment securities and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment securities	Securities operation, sale of financial instruments, project financing and other related activities for investment securities of Woori Investment Securities Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute, Woori Venture Partners Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(2)	The composition of each organization’s sectors for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Banking(*1)	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	6,542,449	706,130	231,596	106,558	129,900	7,716,633	126,600	1,042,561	542	8,886,336
Non-interest income(expense)	1,944,528	192,194	144,097	51,629	1,578,890	3,911,338	70,545	(769,593)	(1,658,168)	1,554,122
Impairment losses due to credit loss	(670,753)	(403,805)	(84,017)	(91,351)	(176,511)	(1,426,437)	(13,884)	(273,889)	(2,085)	(1,716,295)
General and administrative expense	(3,746,916)	(302,067)	(103,870)	(74,191)	(420,370)	(4,647,414)	(1,104)	—	179,545	(4,468,973)

Net operating income(expense)	4,069,308	192,452	187,806	(7,355)	1,111,909	5,554,120	182,157	(921)	(1,480,166)	4,255,190

Share of gain (loss) of associates	44,067	—	(1,262)	215	5,316	48,336	(4)	—	27,933	76,265
Other non-operating income(expense)	(104,388)	(4,053)	(2,579)	7,476	10,440	(93,104)	8,535	921	(24,960)	(108,608)

Non-operating income(expense)	(60,321)	(4,053)	(3,841)	7,691	15,756	(44,768)	8,531	921	2,973	(32,343)

Net income(expense) before tax	4,008,987	188,399	183,965	336	1,127,665	5,509,352	190,688	—	(1,477,193)	4,222,847
Tax expense	(962,051)	(40,349)	(42,547)	2,216	(17,756)	(1,060,487)	—	—	9,109	(1,051,378)

Net income(loss)	3,046,936	148,050	141,418	2,552	1,109,909	4,448,865	190,688	—	(1,468,084)	3,171,469

Total assets	485,888,941	16,613,482	12,770,681	7,186,431	30,774,925	553,234,460	3,565,728	—	(31,046,868)	525,753,320

Investment in associate	1,067,880	—	32,207	3,297	24,475,044	25,578,428	7,347	—	(23,836,965)	1,748,810
Other assets	484,821,061	16,613,482	12,738,474	7,183,134	6,299,881	527,656,032	3,558,381	—	(7,209,903)	524,004,510

Total liabilities	456,944,053	13,828,816	11,045,686	6,041,109	4,919,608	492,779,272	73,587	—	(2,994,808)	489,858,051

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)

Other segments includes Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other adjustments includes the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal adjustments includes the adjustment of deposit insurance premiums of 509,832 million Won and fund contribution fees of 533,335 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 175,437 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,208,522 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	For the year ended December 31, 2023
	Banking	Credit card	Capital	Investment banking	Others (*1)	Sub-total	Other adjustments (*2)	Internal adjustments (*3)	Consolidated Adjustments (*4)	Total
Net interest income	6,535,929	667,053	324,013	100,041	115,089	7,742,125	79,401	917,949	3,065	8,742,540
Non-interest income(expense)	1,475,139	121,593	129,347	44,595	2,011,486	3,782,160	14,475	(740,918)	(1,960,879)	1,094,838
Impairment losses due to credit loss	(894,827)	(355,879)	(188,682)	(160,182)	(119,684)	(1,719,254)	—	(177,384)	1,722	(1,894,916)
General and administrative expense	(3,799,282)	(285,308)	(96,469)	(51,496)	(556,427)	(4,788,982)	(823)	—	346,372	(4,443,433)

Net operating income(expense)	3,316,959	147,459	168,209	(67,042)	1,450,464	5,016,049	93,053	(353)	(1,609,720)	3,499,029

Share of gain of associates	88,788	—	395	236	3,373	92,792	(143)	—	17,182	109,831
Other non-operating expense	(76,312)	(4,163)	(2,106)	(990)	(972)	(84,543)	3,153	353	(10,370)	(91,407)

Non-operating income(expense)	12,476	(4,163)	(1,711)	(754)	2,401	8,249	3,010	353	6,812	18,424

Net income(expense) before tax	3,329,435	143,296	166,498	(67,796)	1,452,865	5,024,298	96,063	—	(1,602,908)	3,517,453
Tax expense	(814,354)	(31,232)	(38,662)	14,423	(31,833)	(901,658)	—	—	11,099	(890,559)

Net income(loss)	2,515,081	112,064	127,836	(53,373)	1,421,032	4,122,640	96,063	—	(1,591,809)	2,626,894

Total assets	458,017,067	17,491,193	12,417,338	6,375,625	29,725,013	524,026,236	2,846,897	—	(28,868,197)	498,004,936

Investment in associate	1,029,697	—	34,613	4,783	23,882,409	24,951,502	26,302	—	(23,182,434)	1,795,370
Other assets	456,987,370	17,491,193	12,382,725	6,370,842	5,842,604	499,074,734	2,820,595	—	(5,685,763)	496,209,566

Total liabilities	431,313,615	14,830,408	10,796,683	5,273,890	4,424,086	466,638,682	118,442	—	(2,149,678)	464,607,446

(*1)

Other segments includes gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*2)	Other segments includes the funds subject to Group’s consolidation not included in the reporting segment.
(*3)

Internal reconciliation includes the adjustment of deposit insurance premiums of 464,213 million Won and fund contribution fees of 453,805 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards

(*4)

Consolidation adjustments include the elimination of 343,810 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,482,956 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(3)	Operating profit or loss from external customers for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
Details	2024	2023
Domestic	3,767,897	3,055,926
Foreign	487,293	443,103

Total	4,255,190	3,499,029

(4)	Major non-current assets as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

Details (*)	December 31, 2024	December 31, 2023
Domestic	6,068,817	5,804,919
Foreign	592,768	636,820

Total	6,661,585	6,441,739

(*)	Major non-current assets included joint ventures and related business investments, investment properties, premises and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

6.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Cash	1,661,517	1,464,606
Foreign currencies	812,026	715,495
Demand deposits	24,634,075	28,248,420
Fixed deposits	173,505	128,097

Total	27,281,123	30,556,618

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	9,712,194	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	2,954,868	Reserve deposits, etc.

Total		12,667,062

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	13,420,310	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	Bank of Japan and others	957,627	Reserve deposits, etc.

Total		14,377,937

(3)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	34,058	725,525
Changes in other comprehensive income related to valuation of assets of associate	(5,367)	2,965
Changes in other comprehensive income related to valuation profit or loss on cash flow hedge	6,591	(16,524)
Changes in financial assets measure at FVTOCI due to debt-for-equity swap	18,536	206
Changes in the premises and equipment due to the transfer of assets held-for-sale	(38,423)	(2,504)
Transfer of investment properties to premises and equipment	(42,344)	2,098
Changes in account payables related to intangible assets	24,134	11,121
Changes in right-of-use assets and lease liabilities	427,926	219,531
Changes in other comprehensive income related to foreign operation translation	522,845	45,080

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(4)	Adjustments of liabilities from financing activities in current and prior year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Beginning balance	Cash flow	Not involving cash inflows and outflows				Ending balance
			Foreign Exchange	Variation of gain(loss) on valuation of hedged items	Business Combination	Others (*)
Borrowings	30,986,746	(3,011,120)	2,113,979	—	—	27,426	30,117,031
Debentures	41,239,245	5,594,220	870,846	39,102	—	463,690	48,207,103
Lease liabilities	334,456	(238,770)	13,555	—	—	417,849	527,090
Other liabilities	28,147	(17,690)	—	—	—	16,169	26,626

Total	72,588,594	2,326,640	2,998,380	39,102	—	925,134	78,877,850

(*)	The change in lease liabilities due to the new contract includes 366,340 million Won.

	For the year ended December 31, 2023
	Beginning balance	Cash flow	Not involving cash inflows and outflows				Ending balance
			Foreign Exchange	Variation of gain(loss) on valuation of hedged items	Business Combination	Others (*)
Borrowings	28,429,603	2,332,376	191,250	—	—	33,517	30,986,746
Debentures	44,198,486	(3,227,650)	82,210	63,615	—	122,584	41,239,245
Lease liabilities	319,161	(160,673)	1,130	—	—	174,838	334,456
Other liabilities	27,384	118	—	—	4	641	28,147

Total	72,974,634	(1,055,829)	274,590	63,615	4	331,580	72,588,594

(*)	The change in lease liabilities due to the new contract includes 210,810 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Financial assets at fair value through profit or loss measured at fair value	25,202,672	21,544,756

(2)	Financial assets at fair value through profit or loss measured at fair value as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Deposits:
Gold banking asset	73,951	39,241
Securities:
Debt securities
Korean treasury and government agencies	5,053,592	4,310,612
Financial institutions	1,193,809	778,832
Corporates	348,929	433,488
Securities loaned	12,361	625,398
Others	192,597	158,908
Equity securities	421,313	421,989
Capital contributions	2,857,698	2,459,646
Beneficiary certificates	4,563,102	5,509,915
Others	236,595	181,691

Sub-total	14,879,996	14,880,479

Loans	104,177	782,716
Derivatives assets	10,094,532	5,798,329
Other financial assets	50,016	43,991

Total	25,202,672	21,544,756

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Debt securities:
Korean treasury and government agencies	7,787,052	5,728,241
Financial institutions	25,339,937	20,885,924
Corporates	3,032,609	3,994,432
Bond denominated in foreign currencies	6,763,073	5,493,295
Securities loaned	—	592,219

Sub-total	42,922,671	36,694,111

Equity securities	875,074	1,197,384

Total	43,797,745	37,891,495

(2)	Details of equity securities designated as financial assets at FVTOCI as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2024	December 31, 2023	Remarks
Investment for strategic business partnership purpose	766,900	1,039,203
Debt-equity swap	108,168	158,175
Others	6	6	Insurance for mutual aid association, etc.

Total	875,074	1,197,384

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(27,379)	—	—	(27,379)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(8,868)	—	—	(8,868)
Disposal	6,788	—	—	6,788
Others (*)	375	—	—	375

Ending balance	(29,084)	—	—	(29,084)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,805)	—	—	(11,805)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(16,542)	—	—	(16,542)
Disposal	1,519	—	—	1,519
Others (*)	(551)	—	—	(551)

Ending balance	(27,379)	—	—	(27,379)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

2)	Gross carrying amount

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	36,694,111	—	—	36,694,111
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	31,921,268	—	—	31,921,268
Disposal / Recovery	(26,868,486)	—	—	(26,868,486)
Gain on valuation	224,898	—	—	224,898
Amortization based on effective interest method	134,553	—	—	134,553
Others (*)	816,327	—	—	816,327

Ending balance	42,922,671	—	—	42,922,671

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,145,758	—	—	32,145,758
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	24,350,759	—	—	24,350,759
Disposal / Recovery	(20,823,293)	—	—	(20,823,293)
Gain on valuation	707,739	—	—	707,739
Amortization based on effective interest method	166,401	—	—	166,401
Others (*)	146,747	—	—	146,747

Ending balance	36,694,111	—	—	36,694,111

(*)	Others consist of foreign currencies translation, etc.

(4)

During the years ended December 31, 2024 and 2023, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 155,868 million Won and 3,194 million Won, respectively and cumulative gains and losses at disposal dates were 72,975 million Won in gain and 118 million Won in gain, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Korean treasury and government agencies	7,646,463	8,143,585
Financial institutions	4,004,011	6,660,465
Corporates	5,997,996	7,235,202
Bond denominated in foreign currencies	1,555,470	1,970,861
Others	10,000	—
Allowance for credit losses	(10,763)	(13,941)

Total	19,203,177	23,996,172

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(13,941)	—	—	(13,941)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	3,287	—	—	3,287
Others (*)	(109)	—	—	(109)

Ending balance	(10,763)	—	—	(10,763)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,385)	—	—	(8,385)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(5,549)	—	—	(5,549)
Others (*)	(7)	—	—	(7)

Ending balance	(13,941)	—	—	(13,941)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

2)	Gross carrying amount

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	24,010,113	—	—	24,010,113
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,586,171	—	—	2,586,171
Disposal / Recovery	(7,634,677)	—	—	(7,634,677)
Amortization based on effective interest method	93,318	—	—	93,318
Changes due to business combinations	10,000			10,000
Others (*)	149,015	—	—	149,015

Ending balance	19,213,940	—	—	19,213,940

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,276,901	—	—	28,276,901
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	4,244,256	—	—	4,244,256
Disposal / Recovery	(8,727,124)	—	—	(8,727,124)
Amortization based on effective interest method	167,219	—	—	167,219
Others (*)	48,861	—	—	48,861

Ending balance	24,010,113	—	—	24,010,113

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Due from banks	2,630,604	1,950,573
Loans	386,069,294	358,577,179
Other financial assets	9,771,918	12,620,396

Total	398,471,816	373,148,148

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Due from banks in local currency:
Due from depository banks	200,366	108,344
Due from non-depository institutions	152	136
Due from the Korea Exchange	239,222	68
Others	72,314	135,390
Loss allowance	(4)	(59)

Sub-total	512,050	243,879

Due from banks in foreign currencies:
Due from banks on demand	177,886	221,292
Due from banks on time	193,654	366,117
Others	1,753,337	1,135,072
Loss allowance	(6,323)	(15,787)

Sub-total	2,118,554	1,706,694

Total	2,630,604	1,950,573

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	77,835	Reserve deposits
Securities trading	Korea Securities Finance Corporation	238,445	Customer deposit refund reserve and futures trading margin and others

	Sub-total	316,280

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	169,064	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	284	Usage deposits for fund settlement system and others
Others	BNP-PARIBAS, PAR and others	1,093,853	CSA collateral and others

	Sub-total	1,263,201

	Total	1,579,481

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from KSFC	KB Securities Co., Ltd. and SI SECURITIES CORPORATION	68	Futures margin
Others	Korea Federation of Savings Bank and others	129,974	Domestic currency exchange and collateral related to promissory notes and others

Sub-total		130,042

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	216,147	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	321	Usage deposits for fund settlement system
Others	People’s Bank of China and others	1,062,130	Reserve deposits and others

Sub-total		1,278,598

Total		1,408,640

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(15,846)	—	—	(15,846)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	9,874	—	—	9,874
Others (*)	(355)	—	—	(355)

Ending balance	(6,327)	—	—	(6,327)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,317)	—	—	(12,317)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(5,254)	—	—	(5,254)
Others (*)	1,725	—	—	1,725

Ending balance	(15,846)	—	—	(15,846)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

2)	Gross carrying amount

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,966,419	—	—	1,966,419
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	390,154	—	—	390,154
Changes due to business combinations	165,476	—	—	165,476
Others (*)	114,882	—	—	114,882

Ending balance	2,636,931	—	—	2,636,931

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	3,006,989	—	—	3,006,989
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(1,154,265)	—	—	(1,154,265)
Changes due to business combinations	113,000	—	—	113,000
Others (*)	695	—	—	695

Ending balance	1,966,419	—	—	1,966,419

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Loans in local currency	315,597,374	298,157,823
Loans in foreign currencies	33,166,984	28,585,389
Domestic banker’s usance	2,803,761	2,726,633
Credit card accounts	12,488,523	12,531,620
Bills bought in foreign currencies	4,328,404	4,215,956
Bills bought in local currency	224,835	496,148
Factoring receivables	5,994	8,712
Advances for customers on guarantees	9,814	9,996
Private placement bonds	444,900	688,437
Securitized loans	3,300,876	3,203,135
Call loans	1,847,376	2,719,546
Bonds purchased under resale agreements	10,551,018	3,356,392
Financial lease receivables	1,106,912	1,362,279
Installment financial bond	2,620,534	2,635,720
Others	—	119
Loan origination costs and fees	938,886	865,694
Discounted present value	(9,272)	(11,360)
Allowance for credit losses	(3,357,625)	(2,975,060)

Total	386,069,294	358,577,179

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)
Transfer to 12-month expected credit losses	(27,467)	25,983	1,484	(76,352)	75,186	1,166	—
Transfer to lifetime expected credit losses	14,659	(17,333)	2,674	60,633	(63,280)	2,647	—
Transfer to credit-impaired financial assets	7,714	18,054	(25,768)	128,228	162,162	(290,390)	—
Net provision of allowance for credit losses	(28,741)	(43,686)	(378,285)	(107,916)	(121,901)	(582,211)	(7,663)
Recovery	—	—	(61,554)	—	—	(36,318)	—
Charge-off	—	—	262,651	—	—	329,506	622
Disposal	1,442	2,032	75,603	23	6,675	297,533	837
Interest income from impaired loans	—	—	14,629	—	—	30,185	—
Others	908	637	49,286	(28,427)	4,156	(14,336)	(1,002)

Ending balance	(228,330)	(148,315)	(280,125)	(971,499)	(699,646)	(625,921)	(7,295)

	For the year ended December 31, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)
Transfer to 12-month expected credit losses	(30,968)	30,740	228	(134,787)	131,909	2,878	—
Transfer to lifetime expected credit losses	8,951	(9,609)	658	84,243	(90,222)	5,979	—
Transfer to credit-impaired financial assets	1,196	2,400	(3,596)	137,138	182,616	(319,754)	—
Net provision of allowance for credit losses	(4,742)	(20,449)	(379,984)	(141,399)	(186,036)	(1,340,480)	(7,663)
Recovery	—	—	(24,021)	—	—	(121,893)	—
Charge-off	—	—	290,321	—	—	882,478	622
Disposal	—	—	91,625	1,465	8,707	464,761	837
Interest income from impaired loans	—	—	—	—	—	44,814	—
Others	—	—	—	(27,519)	4,793	34,950	(1,002)

Ending balance	(123,297)	(115,030)	(158,167)	(1,323,126)	(962,991)	(1,064,213)	(7,295)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(147,876)	(128,089)	(241,942)	(453,621)	(818,234)	(241,465)	(27)
Transfer to 12-month expected credit losses	(25,553)	22,750	2,803	(190,665)	190,047	618	—
Transfer to lifetime expected credit losses	10,881	(12,892)	2,011	28,452	(36,229)	7,777	—
Transfer to credit-impaired financial assets	7,085	24,577	(31,662)	17,959	33,272	(51,231)	—
Net provision of allowance for credit losses	(41,029)	(41,105)	(340,607)	(361,735)	(153,392)	(515,711)	(1,011)
Recovery	—	—	(65,639)	—	—	(44,043)	—
Charge-off	—	—	301,995	—	—	298,665	—
Disposal	18	419	114,643	266	512	172,519	949
Interest income from impaired loans	—	—	15,553	—	—	19,341	—
Others	(371)	338	22,000	11,656	21,380	(10,173)	—

Ending balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)

	For the year ended December 31, 2023
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(71,139)	(127,814)	(103,946)	(672,636)	(1,074,137)	(587,353)	(27)
Transfer to 12-month expected credit losses	(30,312)	30,198	114	(246,530)	242,995	3,535	—
Transfer to lifetime expected credit losses	6,894	(7,420)	526	46,227	(56,541)	10,314	—
Transfer to credit-impaired financial assets	748	2,381	(3,129)	25,792	60,230	(86,022)	—
Net provision of allowance for credit losses	(3,864)	(15,457)	(338,618)	(406,628)	(209,954)	(1,194,936)	(1,011)
Recovery	—	—	(33,710)	—	—	(143,392)	—
Charge-off	—	—	306,005	—	—	906,665	—
Disposal	—	—	39,360	284	931	326,522	949
Interest income from impaired loans	—	—	—	—	—	34,894	—
Others	(61)	—	—	11,224	21,718	11,827	—

Ending balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487
Transfer to 12-month expected credit losses	4,575,673	(4,560,653)	(15,020)	2,276,379	(2,273,396)	(2,983)	—
Transfer to lifetime expected credit losses	(6,411,510)	6,439,154	(27,644)	(5,689,553)	5,698,302	(8,749)	—
Transfer to credit-impaired financial assets	(301,556)	(236,753)	538,309	(904,171)	(752,177)	1,656,348	—
Charge-off	—	—	(262,651)	—	—	(329,506)	(622)
Disposal	(43,168)	(45,410)	(329,255)	(134)	(72,244)	(951,160)	(351,530)
Net increase(decrease)	10,371,126	(1,246,832)	236,043	21,730,474	(1,796,231)	271,022	730,812

Ending balance	141,003,546	15,063,902	781,868	206,025,023	11,425,641	1,491,816	1,147,147

	For the year ended December 31, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487
Transfer to 12-month expected credit losses	336,985	(336,651)	(334)	7,189,037	(7,170,700)	(18,337)	—
Transfer to lifetime expected credit losses	(539,512)	540,471	(959)	(12,640,575)	12,677,927	(37,352)	—
Transfer to credit-impaired financial assets	(57,937)	(21,408)	79,345	(1,263,664)	(1,010,338)	2,274,002	—
Charge-off	—	—	(290,321)	—	—	(882,478)	(622)
Disposal	—	—	(147,812)	(43,302)	(117,654)	(1,428,227)	(351,530)
Net increase(decrease)	145,281	(129,905)	386,703	32,246,881	(3,172,968)	893,768	730,812

Ending balance	11,171,885	1,036,118	279,973	358,200,454	27,525,661	2,553,657	1,147,147

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	131,328,377	14,020,582	564,057	179,552,435	9,486,297	625,998	313,717
Transfer to 12-month expected credit losses	4,038,074	(4,024,039)	(14,035)	2,214,045	(2,209,035)	(5,010)	—
Transfer to lifetime expected credit losses	(6,406,254)	6,422,979	(16,725)	(4,944,087)	4,971,596	(27,509)	—
Transfer to credit-impaired financial assets	(263,965)	(173,536)	437,501	(582,131)	(242,382)	824,513	—
Charge-off	—	—	(301,995)	—	—	(298,665)	—
Disposal	(63)	(491)	(218,965)	(18,149)	(719)	(404,876)	(152,024)
Net increase(decrease)	4,115,668	(1,531,099)	192,248	12,389,915	(1,384,370)	142,393	606,794
Changes due to business combinations	1,144	—	—	—	—	—	—

Ending balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487

	For the year ended December 31, 2023
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	9,115,460	1,066,380	179,410	319,996,272	24,573,259	1,369,465	313,717
Transfer to 12-month expected credit losses	343,929	(343,765)	(164)	6,596,048	(6,576,839)	(19,209)	—
Transfer to lifetime expected credit losses	(411,467)	412,222	(755)	(11,761,808)	11,806,797	(44,989)	—
Transfer to credit-impaired financial assets	(40,236)	(20,039)	60,275	(886,332)	(435,957)	1,322,289	—
Charge-off	—	—	(306,005)	—	—	(906,665)	—
Disposal	—	—	(73,107)	(18,212)	(1,210)	(696,948)	(152,024)
Net increase(decrease)	2,279,382	(131,187)	393,697	18,784,965	(3,046,656)	728,338	606,794
Changes due to business combinations	—	—	—	1,144	—	—	—

Ending balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Cash Management Account asset (CMA asset)	120,000	91,000
Receivables	6,411,884	9,061,936
Accrued income	1,779,310	1,972,330
Telex and telephone subscription rights and refundable deposits	778,986	793,510
Domestic exchange settlement debit	441,992	446,570
Other assets	452,760	411,330
Allowance for credit losses	(213,014)	(156,280)

Total	9,771,918	12,620,396

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,019)	(17,062)	(130,199)	(156,280)
Transfer to 12-month expected credit losses	(557)	493	64	—
Transfer to lifetime expected credit losses	372	(429)	57	—
Transfer to credit-impaired financial assets	1,202	5,355	(6,557)	—
Provision of loss allowance	(7,662)	(10,372)	(31,336)	(49,370)
Charge-off	1,224	—	5,275	6,499
Disposal	—	4	2,538	2,542
Others	(6,494)	(9)	(9,902)	(16,405)

Ending balance	(20,934)	(22,020)	(170,060)	(213,014)

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,178)	(9,133)	(125,869)	(139,180)
Transfer to 12-month expected credit losses	(388)	285	103	—
Transfer to lifetime expected credit losses	223	(246)	23	—
Transfer to credit-impaired financial assets	50	266	(316)	—
Provision of loss allowance	(3,141)	(8,235)	(10,829)	(22,205)
Charge-off	—	—	4,341	4,341
Disposal	—	—	2,597	2,597
Others	(1,585)	1	(249)	(1,833)

Ending balance	(9,019)	(17,062)	(130,199)	(156,280)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,510,625	111,898	154,153	12,776,676
Transfer to 12-month expected credit losses	22,084	(19,273)	(2,811)	—
Transfer to lifetime expected credit losses	(38,819)	38,881	(62)	—
Transfer to credit-impaired financial assets	(12,265)	(15,695)	27,960	—
Charge-off	(1,224)	—	(5,275)	(6,499)
Disposal	—	(7)	(3,034)	(3,041)
Net increase (decrease)	(3,048,051)	(16,550)	279,298	(2,785,303)
Changes due to business combinations	3,099	—	—	3,099

Ending balance	9,435,449	99,254	450,229	9,984,932

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,886,721	21,454	78,502	8,986,677
Transfer to 12-month expected credit losses	14,252	(14,143)	(109)	—
Transfer to lifetime expected credit losses	(30,528)	30,559	(31)	—
Transfer to credit-impaired financial assets	(7,299)	(1,498)	8,797	—
Charge-off	—	—	(4,341)	(4,341)
Disposal	—	—	(3,318)	(3,318)
Net increase (decrease)	3,634,239	75,526	74,653	3,784,418
Changes due to business combinations	13,240	—	—	13,240

Ending balance	12,510,625	111,898	154,153	12,776,676

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3 - fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	73,951	—	—	73,951
Debt securities	4,304,048	2,489,883	7,357	6,801,288
Equity securities	22,414	—	398,899	421,313
Capital contributions	—	4,185	2,853,513	2,857,698
Beneficiary certificates	156,898	2,301,044	2,105,160	4,563,102
Loans	—	69,401	34,776	104,177
Derivative assets	—	10,093,344	1,188	10,094,532
Other financial assets in foreign currency	—	—	48,345	48,345
Others	—	—	238,266	238,266

Sub-total	4,557,311	14,957,857	5,687,504	25,202,672

Financial assets at FVTOCI
Debt securities	14,117,592	28,805,079	—	42,922,671
Equity securities	315,640	—	559,434	875,074

Sub-total	14,433,232	28,805,079	559,434	43,797,745

Derivative assets (designated for hedging)	—	175,191	—	175,191

Total	18,990,543	43,938,127	6,246,938	69,175,608

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	74,205	—	—	74,205
Derivative liabilities	—	9,090,696	1,402	9,092,098
Securities sold	182,478	—	—	182,478

Sub-total	256,683	9,090,696	1,402	9,348,781

Financial instruments designated to be measured at FVTPL
Deposits due to customers	—	547,816	—	547,816
Derivative liabilities (designated for hedging)	—	102,815	—	102,815

Total	256,683	9,741,327	1,402	9,999,412

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2023
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	39,241	—	—	39,241
Debt securities	4,414,956	1,888,052	4,230	6,307,238
Equity securities	68,691	19	353,279	421,989
Capital contributions	—	—	2,459,646	2,459,646
Beneficiary certificates	169,012	3,634,938	1,705,965	5,509,915
Loans	—	726,714	56,002	782,716
Derivative assets	113	5,669,078	129,138	5,798,329
Other financial assets in foreign currency	—	—	42,408	42,408
Others	—	—	183,274	183,274

Sub-total	4,692,013	11,918,801	4,933,942	21,544,756

Financial assets at FVTOCI
Debt securities	12,392,117	24,301,994	—	36,694,111
Equity securities	649,220	—	548,164	1,197,384

Sub-total	13,041,337	24,301,994	548,164	37,891,495

Derivative assets (designated for hedging)	—	26,708	—	26,708

Total	17,733,350	36,247,503	5,482,106	59,462,959

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	39,524	—	—	39,524
Derivative liabilities	8,303	5,932,727	1,994	5,943,024
Securities sold	155,765	—	—	155,765

Sub-total	203,592	5,932,727	1,994	6,138,313

Derivative liabilities (designated for hedging)	—	153,007	—	153,007

Total	203,592	6,085,734	1,994	6,291,320

(*)

There were no transfers between Level 2 and Level 1 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 as of December 31, 2024 and 2023 are as follows:

	Valuation methods	Input variables
Debt securities

Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread or applying the market interest rate applied to entities with similar creditworthiness to the issuer of debt securities.

Risk-free market rate, credit spread

Equity securities and beneficiary certificates

Fair value is measured by using the net asset value method, FCFE(Free Cash Flow to Equity Mode), Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, LSMC(Least-Squares Monte Carlo), and Hull-White model.

Values of underlying assets such as bond, risk-free market rate, market risk premium, corporate Beta, discount rate originated from credit grade, volatility of stocks , volatility of interest rate

Derivatives	Fair value is measured by models such as option model.	Discount rate, volatility, exchange rate, stock prices, fair value originated from forward price etc.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

Deposits due to customers	Fair value is measured by Hull-White model.	Swaption Volume etc.

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 as of December 31, 2024 and 2023 are as follows:

	Valuation methods	Input variables
Loans	Fair value is measured by using the DCF model (Discounted Cash Flow Model) and risk-adjusted discount rate method (Tsiveriotis-Fernandes).	Discount rate, volatility of stock, risk-free market rate, credit spread

Stocks, capital contributions and beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, Binomial Tree Model, Hull-White and Precedent Transactions model, one or more methods are used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, discount rate originated from credit grade, volatility of interest rate, volatility of real estate value, terminal growth rate, PBR, PSR etc.

Derivatives	Fair value is measured by models such as option model.	Correlation coefficient, stock price, volatility etc.

Others

The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.

Stock price, volatility of underlying assets, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

December 31, 2024
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	28.09%~88.35%	Variation of fair value increases as volatility increases.
Loans	DCF model		Discount rate	4.17%~5.98%	Fair value increases as discount rate decreases.
Derivatives	Option valuation model and others	Equity related	Correlation coefficient	0.29~0.65	Variation of fair value increases as correlation coefficient increases.
			Stock prices, Volatility of underlying asset	25.71%	Variation of fair value increases as volatility and stock price increases.
			Discount rate	3.94%~19.62%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.
Stocks, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	18.76%~36.37%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	4.76%~19.84%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LMSC(Hull-White)		Volatility of stock	29.30%	Variation of fair value increases as volatility increases.
			Discount rate	6.45%~15.56%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	18.36%~36.90%	Variation of fair value increases as volatility of underlying asset and stock price increases.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

December 31, 2023
	Fair value measurement technique	Type	Significant unobservable inputs	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	DCF model and others		Discount rate	4.05%~6.58%	Fair value increases as discount rate decreases.
	LSMC(Hull-White)		Volatility of stock	0.19%~0.24%	Fair value increases as volatility of stock increases.
			Volatility of interest rate	0.47%~0.91%	Fair value increases as volatility of interest rate increases.
			Discount rate	13.78%~21.92%	Fair value increases as discount rate decreases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.32~0.68	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Discount rate	3.58%	Fair value increases as discount rate decreases.
			Stock prices, Volatility of underlying asset, Volatility of stocks	27.34%~76.22%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	Risk-adjusted discount rate method (Tsiveriotis- Fernandes)		Discount rate	6.98%	Fair value increases as discount rate decreases.
			Volatility of stock	34.60%	Variation of fair value increases as volatility of stock increases.
	DCF model and others		Discount rate	5.08%~19.90%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LSMC(Hull-White)		Discount rate	5.06%~6.86%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	15.48%~76.22%	Variation of fair value increases as volatility of underlying asset and stock price increases.
			Discount rate	10.42%	Fair value increases as discount rate decreases.
			Growth rate	0.00%	Fair value increases as terminal growth rate increases

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(3) Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,230	727	—	5,000	(2,600)	—	7,357
Equity securities	353,279	(3,909)	—	72,230	(24,648)	1,947	398,899
Capital contributions	2,459,646	89,418	—	565,396	(254,369)	(6,578)	2,853,513
Beneficiary certificates	1,705,965	58,640	—	403,439	(62,632)	(252)	2,105,160
Loans	56,002	754	—	326,516	(348,496)	—	34,776
Derivative assets	129,138	(1,169)	—	327	(127,108)	—	1,188
Other foreign currency financial assets	42,408	5,937	—	—	—	—	48,345
Others	183,274	13,336	—	58,813	(17,157)	—	238,266

Sub-total	4,933,942	163,734	—	1,431,721	(837,010)	(4,883)	5,687,504

Financial assets at FVTOCI
Equity securities	548,164	—	10,920	2,841	(5,954)	3,463	559,434
Loans	—	—	—	202,916	(202,916)	—	—

Sub-total	548,164	—	10,920	205,757	(208,870)	3,463	559,434

Total	5,482,106	163,734	10,920	1,637,478	(1,045,880)	(1,420)	6,246,938

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,994	1,115	—	—	(1,707)	—	1,402

Total	1,994	1,115	—	—	(1,707)	—	1,402

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounts to 204,822 million Won for the year ended December 31, 2024, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	For the year ended December 31, 2023
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	1,078	—	152	—	4,000	(1,000)	—	4,230
Equity securities	307,851	10,628	10,632	—	62,638	(32,630)	(5,840)	353,279
Capital contributions	1,976,474	10,977	65,437	—	655,921	(249,163)	—	2,459,646
Beneficiary certificates	1,458,776	—	3,534	—	280,435	(36,780)	—	1,705,965
Loans	104,505	—	483	—	577,296	(626,282)	—	56,002
Derivative assets	93,970	—	41,620	—	2,273	(8,725)	—	129,138
Other foreign currency financial assets	41,679	—	729	—	—	—	—	42,408
Others	144,840	—	9,015	—	32,214	(2,795)	—	183,274

Sub-total	4,129,173	21,605	131,602	—	1,614,777	(957,375)	(5,840)	4,933,942

Financial assets at FVTOCI
Equity securities	557,065	—	—	(6,564)	343	(2,657)	(23)	548,164
Loans	—	—	—	—	139,567	(139,567)	—	—

Sub-total	557,065	—	—	(6,564)	139,910	(142,224)	(23)	548,164

Total	4,686,238	21,605	131,602	(6,564)	1,754,687	(1,099,599)	(5,863)	5,482,106

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	9,449	—	1,994	—	—	(9,449)	—	1,994

Total	9,449	—	1,994	—	—	(9,449)	—	1,994

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounts to 171,095 million Won for the year ended December 31, 2023, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 6,248,340 million Won and 5,484,098 million Won as of December 31, 2024 and 2023, respectively, equity instruments of 5,655,401 million Won and 4,704,747 million Won whose carrying amount is considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of December 31, 2024 and 2023 is as follows (Unit: Korean Won in millions):

	December 31, 2024
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	50	(51)	—	—
Loans (*2)	155	(152)	—	—
Debt securities (*3)	469	(435)	—	—
Equity securities (*2) (*4) (*5)	19,824	(14,380)	—	—
Beneficiary certificates (*6)	706	(705)	—	—
Others (*4) (*6)	2,554	(2,402)	—	—
Financial assets at FVTOCI
Equity securities (*5)(*6)(*7)	—	—	47,087	(32,879)

Total	23,758	(18,125)	47,087	(32,879)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	—	—	—	—

Total	—	—	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation or volatility, which are major unobservable variables, by 10% each, respectively.

(*2)	Fair value changes are calculated by increasing or decreasing growth rate (0%~1%) and discount rate or liquidation value (-1%~1%), which are major unobservable variables.
(*3)	Fair value changes are calculated by increasing or decreasing stock price volatility by 10%, which are major unobservable variables.
(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%~10%) and volatility (-10%p~10%p), which are major unobservable variables.
(*5)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates among equity securities is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which are underlying assets and discount rate by 1%p.

(*7)	Fair value changes of equity securities are calculated by increasing or decreasing correlation between growth rate and discount rate, which are unobservable variables.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2023
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	88	(95)	—	—
Loans (*2)	202	(199)	—	—
Debt securities(*3)	21	(22)	—	—
Equity securities (*2) (*3)	11,562	(8,953)	—	—
Beneficiary certificates (*4)	722	(722)	—	—
Others (*2)	4,098	(3,921)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	28,020	(22,302)

Total	16,693	(13,912)	28,020	(22,302)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	10	(7)	—	—

Total	10	(7)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation, which are major unobservable variables, by 10%, respectively.
(*2)

Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10%p~10%p). The stock prices and volatility are major unobservable variables.

(*3)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,242,384	15,894,576	9,991	19,146,951	19,203,177
Loans and other financial assets at amortized cost	—	7,149,151	393,995,021	401,144,172	398,471,816
Financial liabilities:
Deposits due to customers	—	367,128,451	—	367,128,451	366,821,156
Borrowings	—	29,622,705	432,561	30,055,266	30,117,031
Debentures	—	48,273,103	—	48,273,103	48,207,103
Other financial liabilities (*)	—	30,201,229	809,007	31,010,236	31,786,960

(*)	Lease liabilities are excluded as of December 31, 2024.

	December 31, 2023
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,361,627	21,303,099	—	23,664,726	23,996,172
Loans and other financial assets at amortized cost	—	9,905,518	364,211,207	374,116,725	373,148,148
Financial liabilities:
Deposits due to customers	—	360,186,521	—	360,186,521	357,784,297
Borrowings	—	31,065,237	87,342	31,152,579	30,986,746
Debentures	—	40,504,019	—	40,504,019	41,239,245
Other financial liabilities (*)	—	24,584,447	609,620	25,194,067	25,780,550

(*)	Lease liabilities are excluded as of December 31, 2023.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and credit spread

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2024
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	73,951	—	2,630,604	—	2,704,555
Securities	14,879,996	43,797,745	19,203,177	—	77,880,918
Loans	104,177	—	386,069,294	—	386,173,471
Derivative assets	10,094,532	—	—	175,191	10,269,723
Other financial assets	50,016	—	9,771,918	—	9,821,934

Total	25,202,672	43,797,745	417,674,993	175,191	486,850,601

	December 31, 2024
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	74,205	547,816	366,821,156	—	367,443,177
Borrowings	182,478	—	30,117,031	—	30,299,509
Debentures	—	—	48,207,103	—	48,207,103
Derivative liabilities	9,092,098	—	—	102,815	9,194,913
Other financial liabilities (*)	—	—	31,786,960	—	31,786,960

Total	9,348,781	547,816	476,932,250	102,815	486,931,662

(*)	Lease liabilities are excluded as of December 31, 2024.

	December 31, 2023
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	39,241	—	1,950,573	—	1,989,814
Securities	14,880,479	37,891,495	23,996,172	—	76,768,146
Loans	782,716	—	358,577,179	—	359,359,895
Derivative assets	5,798,329	—	—	26,708	5,825,037
Other financial assets	43,991	—	12,620,396	—	12,664,387

Total	21,544,756	37,891,495	397,144,320	26,708	456,607,279

	December 31, 2023
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	39,524	357,784,297	—	357,823,821
Borrowings	155,765	30,986,746	—	31,142,511
Debentures	—	41,239,245	—	41,239,245
Derivative liabilities	5,943,024	—	153,007	6,096,031
Other financial liabilities (*)	—	25,780,550	—	25,780,550

Total	6,138,313	455,790,838	153,007	462,082,158

(*)	Lease liabilities are excluded as of December 31, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial instruments at FVTPL	236,793	1,174	—	1,512,430	291,123	2,041,520
Financial instruments designated to be measured at FVTPL (*)	—	—	—	(19,647)	—	(19,647)
Financial assets at FVTOCI	1,281,642	951	(8,868)	96,620	19,198	1,389,543
Securities at amortized cost	643,056	—	3,287	—	—	646,343
Loans and other financial assets at amortized cost	19,851,850	566,911	(1,715,074)	286,885	—	18,990,572
Financial liabilities at amortized cost	(13,108,310)	56	—	—	—	(13,108,254)
Net derivatives (designated for hedging)	—	—	—	128,646	—	128,646

Total	8,905,031	569,092	(1,720,655)	2,004,934	310,321	10,068,723

(*)	The amounts recognized in other comprehensive income related to financial liabilities designated to be measured at FVTPL are 1,831 million Won during the year ended December 31, 2024.

	For the year ended December 31, 2023
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	192,094	514	—	488,486	222,357	903,451
Financial assets at FVTOCI	999,407	1,621	(16,542)	(37,641)	17,936	964,781
Securities at amortized cost	782,513	—	(5,549)	—	—	776,964
Loans and other financial assets at amortized cost	18,667,540	578,387	(1,839,987)	203,942	—	17,609,882
Financial liabilities at amortized cost	(11,887,127)	1,247	—	—	—	(11,885,880)
Net derivatives (designated for hedging)	—	—	—	15,678	—	15,678

Total	8,754,427	581,769	(1,862,078)	670,465	240,293	8,384,876

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

1)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2023
Assets transferred	Financial assets at FVTPL	1,271,304	238,461
	Financial assets at FVTOCI	248,394	556,583
	Securities at amortized cost	41,442	48,368

Total		1,561,140	843,412

Related liabilities	Bonds sold under repurchase agreements	1,530,767	757,691

2)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amount of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2023	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds, etc.	12,361	625,398	The Korea Securities Finance Corporation
Financial assets at FVTOCI	Korean treasury and government bonds, etc.	—	592,218	Korea Securities Depository and others

3)	Liquidity of financial assets

As of December 31, 2024 and 2023, the consolidated structured companies issued asset-backed securities with loans and corporate bonds held by the Group as liquid assets, and the Group bear related risks through the purchase agreements or credit contributions. The transaction details of the transfer of the financial instrument are as follows:

		December 31, 2024	December 31, 2023
		Carrying amount (*)	Carrying amount (*)
Assets transferred	Loans at amortized cost	5,205,022	5,098,217
	Asset-backed borrowings	2,153,730	2,434,900
Related liabilities	Asset-backed bonds	1,830,672	1,487,895

(*) The carrying amount is the amount before the allowance for bad debts.

On the other hand, the details of transferred financial assets that have not been removed, such as bonds sold under the repurchase agreement and loan securities, are also described in Note 18. The Group does not have financial instruments that are continuously involved.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables has been offset with a part of unpaid domestic exchange payables, and they have been disclosed in loans at amortized cost and other financial assets and other financial liabilities of the Group’s statements of financial position, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group under the circumstances of the trading party’s default, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a purchase and resale agreement and accounted it as a secured loans. The Group under the repurchase agreements has an offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loan at amortized cost and other financial assets. In securities lending transactions, offsetting agreements are similarly executed through analogous arrangements, and the amounts of borrowed securities presented in the consolidated financial statements as of December 31, 2024 and 2023, are 182,478 million Won and 155,765 million Won, respectively. These amounts may be offset against bonds provided as collateral.

As of December 31, 2024 and 2023, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	10,333,766	—	10,333,766	12,149,475	235,654	3,533,764
Receivable spot exchange (*2)	5,585,127	—	5,585,127
Bonds purchased under resale agreements (*2)	10,098,618	—	10,098,618	10,098,618	—	—
Uncollected domestic exchange settlement debits (*2) (*5)	33,375,126	32,933,133	441,993	—	—	441,993

Total	59,392,637	32,933,133	26,459,504	22,248,093	235,654	3,975,757

Financial liabilities:
Derivative liabilities (*1)	9,256,251	—	9,256,251	11,899,555	533,052	2,408,916
Payable spot exchange (*3)	5,585,272	—	5,585,272
Bonds sold under repurchase agreements (*4)	1,530,767	—	1,530,767	1,530,767	—	—
Unpaid domestic exchange settlement credits (*3) (*5)	40,525,606	32,933,133	7,592,473	7,590,328	—	2,145

Total	56,897,896	32,933,133	23,964,763	21,020,650	533,052	2,411,061

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.
(*6)	The items are included in financial liabilities at FVTPL.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2023
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	5,200,277	—	5,200,277	11,328,147	424,466	1,089,011
Receivable spot exchange (*2)	7,641,347	—	7,641,347
Bonds purchased under resale agreements (*2)	3,256,392	—	3,256,392	3,256,392	—	—
Domestic exchange settlement debits (*2) (*5)	49,034,521	48,587,951	446,570	—	—	446,570

Total	65,132,537	48,587,951	16,544,586	14,584,539	424,466	1,535,581

Financial liabilities:
Derivative liabilities (*1)	5,126,697	—	5,126,697	11,425,925	139,143	1,203,575
Payable spot exchange (*3)	7,641,946	—	7,641,946
Bonds sold under repurchase agreements (*4)	1,119,991	—	1,119,991	1,119,991	—	—
Domestic exchange settlement credits (*3) (*5)	49,974,648	48,587,951	1,386,697	1,367,709	—	18,988

Total	63,863,282	48,587,951	15,275,331	13,913,625	139,143	1,222,563

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	December 31, 2024	December 31, 2023	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)(*4)	Freight & staffing services	4.9	4.9	Korea	2024-11-30
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2024-12-31
Korea Finance Security Co., Ltd. (*2) (*4)	Security service	15.0	15.0	Korea	2024-11-30
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
K BANK Co., Ltd. (*2)(*4)	Finance	12.0	12.6	Korea	2024-11-30
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2024-12-31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2024-12-31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2024-12-31
LOTTE CARD Co., Ltd. (*4)	Credit card and installment financing	20.0	20.0	Korea	2024-09-30
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2024-12-31
Dicustody Co., Ltd.(*2)(*7)	Other information technology and computer operation related services	—	1.0	Korea	—
Orient Shipyard Co., Ltd. (*3)(*4)	Manufacture of sections for ships	22.7	22.7	Korea	2024-09-30
Joongang Network Solution Co.,Ltd. (*3)(*7)	Other information technology and computer operation related services	—	25.3	Korea	—
Win Mortgage Co.,Ltd. (*1)(*4)	Other financial services	4.5	4.5	Korea	2024-09-30
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	Other financial services	100.0	100.0	Korea	2024-12-31
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2024-12-31
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2024-12-31
SF CREDIT PARTNERS, LLC(*2)	Other financial services	10.0	10.0	United States	2024-12-31
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	24.5	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	29.2	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	December 31, 2024	December 31, 2023	Location	Financial statements as of
Woori Bank (*5)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2024-12-31
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2024-12-31
Woori General Private Securities Investment Trust(Bond) No.1 (*7)	Collective investment business	—	25.0	Korea	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F(*7)	Collective investment business	—	15.0	Korea	—
Woori Safe Plus General Type Private Investment Trust S-8(Bond) (*7)	Collective investment business	—	9.1	Korea	—
Woori General Private Securities Investment Trust(Bond) No.2 (*7)	Collective investment business	—	27.3	Korea	—
Woori Smart General Private Equity Investment Trust 1(Bond)	Collective investment business	28.6	28.6	Korea	2024-12-31
Woori General Private Securities Investment Trust(Bond) No.3 (*7)	Collective investment business	—	27.8	Korea	—
Woori Asset Global Partnership Fund No. 5	Collective investment business	57.7	57.7	Korea	2024-12-31
Woori Short Term Government and Special Bank Bond Active ETF(*7)	Collective investment business	—	20.8	Korea	—
Woori 25-09 Corporate Bond(AA- or higher) Active ETF(*7)	Collective investment business	—	29.3	Korea	—
Woori General Private Securities Investment Trust No. 5 (Bond) (*11)	Collective investment business	28.6	—	Korea	2024-12-31
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (Bond) (*11)	Collective investment business	9.1	—	Korea	2024-12-31
Woori General Private Securities Investment Trust No. 6 (Bond) (*11)	Collective investment business	28.6	—	Korea	2024-12-31
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond) (*7) (*11)	Collective investment business	—	—	Korea	—
Woori General Private Securities Investment Trust No. 7 (Bond) (*11)	Collective investment business	28.6	—	Korea	2024-12-31
Woori Smart General Private Equity Investment Trust No.1(bond) (*11)	Collective investment business	28.4	—	Korea	2024-12-31
Woori Future Energy Private Special Asset Investment Trust(General) No.1 (*11)	Collective investment business	16.0	—	Korea	2024-12-31
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2024-12-31
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2024-12-31
DeepDive WOORI 2021-1 Financial Investment Fund (*6) (*7)	Other financial services	—	11.9	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	December 31, 2024	December 31, 2023	Location	Financial statements as of
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2024-12-31
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2024-12-31
Woori Investment Securities Co., Ltd. (*5)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2024-12-31
Woori Real Infrastructure Blind General Type Private Placement Investment Trust (*7)	Investment trust and discretionary investment business	—	0.1	Korea	—
Woori Asset Management Co. Ltd.
Woori Together TDF 2025 (*11)	Collective investment business	24.7	—	Korea	2024-12-31
Woori Together TDF 2030	Collective investment business	22.2	28.0	Korea	2024-12-31
Woori Together OCIO Target Return Feeder fund (Balance Bond) (*7)	Collective investment business	—	20.4	Korea	—
Woori USD Treasury Target Return Bond FoF (*11)	Collective investment business	23.9	—	Korea	2024-12-31
Woori Together TDF 2035 (*11)	Collective investment business	22.5	—	Korea	2024-12-31
Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF (*2)	Other financial services	4.0	4.0	Korea	2024-12-31
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2024-12-31
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	19.6	Korea	2024-12-31
NH Woori Dino Co-Investment NO.2 Private Equity Fund (*2) (*11)	Other financial services	5.1	—	Korea	2024-12-31
Woori Financial F&I Co., Ltd.
KCLAVIS NPL Investment Trust NO 1-2 (*11)	Collective investment business	35.9	—	Korea	2024-12-31
Woori Venture Partners Co., Ltd.
KTB-KORUS FUND (*8)	Asset Management	37.5	37.5	Korea	2024-12-31
KTB China Platform Fund (*7) (*10)	Asset Management	—	18.7	Korea	—
KTBN Venture Fund No.7 (*7) (*9)	Asset Management	—	20.1	Korea	—
KTBN Venture Fund No.8 (*9)	Asset Management	21.7	21.7	Korea	2024-12-31
KTBN Digital Contents Korea Fund No.9 (*9)	Asset Management	30.0	30.0	Korea	2024-12-31
KTBN Media Contents Fund (*10)	Asset Management	15.0	15.0	Korea	2024-12-31
KTB China Synergy Fund (*10)	Asset Management	15.1	15.1	Korea	2024-12-31
NAVER-KTB Audio Contents Fund (*10)	Asset Management	1.0	1.0	Korea	2024-12-31
KTBN Venture Fund No.13 (*10)	Asset Management	19.6	19.6	Korea	2024-12-31
KTBN Future Contents Fund (*10)	Asset Management	13.3	13.3	Korea	2024-12-31
KTBN Venture Fund No.16 (*10)	Asset Management	10.3	10.3	Korea	2024-12-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	December 31, 2024	December 31, 2023	Location	Financial statements as of
KTBN Venture Fund No.18 (*10)	Asset Management	10.1	10.1	Korea	2024-12-31
KB-KTB Technology Venture Fund (*10)	Asset Management	18.2	18.2	Korea	2024-12-31
Woori 2022 Scaleup Venture Fund	Asset Management	20.0	20.0	Korea	2024-12-31
Woori 2022 Start-up Venture Fund	Asset Management	30.1	30.1	Korea	2024-12-31
KTB-NHN China Private Equity Fund (*7)	Asset Management	—	33.3	Korea	—
KTBN GI Private Equity Fund (*10)	Asset Management	5.0	5.0	Korea	2024-12-31
Chirochem (*4)	Medical material Manufacturing	28.6	28.6	Korea	2023-12-31
Daishin Balance No.18 Special Purpose Acquisition Company (*7) (*11)	Other financial services	—	—	Korea	—
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*4)	Other financial services	47.8	47.8	Japan	2024-10-31
Woori Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1 (*7)	Other financial services	—	62.4	Japan	—
Woori Zip 2 (*7)	Other financial services	—	62.8	Japan	—
Woori bank and Woori card Co., Ltd. (*5)
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
KG Fashion Co., Ltd. (*3) (*4)	Manufacturing	20.8	20.8	Korea	2024-11-30
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.1	20.1	Korea	2024-12-31
Jinmyung Plus Co., Ltd. (*3) (*4)	Manufacturing	21.3	21.3	Korea	2024-09-30
Rea Company (*3)	Manufacturing	26.1	24.5	Korea	—
ARAM CMC Co.,Ltd. (*3)	Manufacturing	20.1	20.0	Korea	—
MARKET&FARM CO.,LTD. (*3)(*11)	Wholesale and commodity brokerage	23.7	—	Korea	2024-12-31
SAMJI TEXTILE CO.,LTD. (*3)(*11)	Wholesale and commodity brokerage	29.8	—	Korea	—
Woori bank and Woori Financial Capital Co., Ltd. (*5)
JC Assurance No.2 Private Equity Fund	Other financial services	23.4	23.5	Korea	2024-12-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	December 31, 2024	December 31, 2023	Location	Financial statements as of
Dream Company Growth no.1 PEF (*7)	Other financial services	—	27.8	Korea	—
HMS-Oriens 1st Fund	Other financial services	22.8	22.8	Korea	2024-12-31
Woori Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.7	21.7	Korea	2024-12-31
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2024-12-31
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2024-12-31
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2024-12-31
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2024-12-31
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2024-12-31
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2024-12-31
PCC-Woori LP Secondary Fund	Other financial services	38.9	38.9	Korea	2024-12-31
Synaptic Future Growth Private Equity Fund 1	Other financial investment	23.8	23.8	Korea	2024-12-31
Woori Bank and Woori Asset Management Co. Ltd. (*5)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond) (*7)	Collective investment business	—	14.1	Korea	—
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks) (*7) (*11)	Collective investment business	—	—	Korea	—
Woorinara Short-Term Bond Securities Investment Trust (Bond) (*7) (*11)	Collective investment business	—	—	Korea	—
Woori Investment Securities Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2 (*11)	Collective investment business	2.3	—	Korea	2024-12-31
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Q Corporate Restructuring Private Equity Fund(*12)	Other financial services	34.6	32.4	Korea	2024-12-31
Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. (*5)
NH Woori New deal Co-Investment No.1 Private Equity Fund (*11)	Other financial services	19.5	—	Korea	2024-12-31
Woori Venture Partners Co., Ltd., Woori Asset Management Corp. (*5)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		Percentage of ownership (%)
Joint ventures and associates	Main business	December 31, 2024	December 31, 2023	Location	Financial statements as of
Woori BIG SATISFACTION SHINJONG MMF 3RD (*11)	Collective investment business	2.3	—	Korea	2024-12-31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2024-12-31
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	32.9	32.7	Korea	2024-12-31
Woori Bank, Woori card Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Asset Management Corp. (*5)
Woori Real Estate Investment No. 1 Limited Liability Company (*11)	Collective investment business	19.9	—	Korea	2024-12-31

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2024 and 2023.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of December 31, 2024 and 2023.
(*4)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*5)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*6)	The Group can participate as a co-operator to exert significant influence.
(*7)	It was excluded from associates in current year.
(*8)	It has been liquidating as of December 31, 2024.
(*9)	It was excluded from associates during the year.
(*10)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*11)	It was added to associates in current period.
(*12)	It was classified as an associate due to holding of voting rights according to the initial investment agreement ratio.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
W Service Networks Co., Ltd.	108	216	(7)	—	—	(5)	—	204
Korea Credit Bureau Co., Ltd.	3,313	6,433	2,658	—	—	(90)	—	9,001
Korea Finance Security Co., Ltd.	3,267	3,285	331	—	—	—	—	3,616
K BANK Co., Ltd.	224,657	260,052	13,747	—	(13,029)	—	1,480	262,250
Partner One Value Up I Private Equity Fund	5,039	3,230	(1,107)	—	—	—	—	2,123
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	8,247	(784)	—	(4,356)	(844)	—	2,263
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,532	4,437	—	95	—	—	—	4,532
LOTTE CARD Co.,Ltd.	346,810	587,392	17,861	—	—	(15,591)	(14,082)	575,580
Union Technology Finance Investment Association	13,449	12,270	(500)	—	—	—	—	11,770
Dicustody Co., Ltd.	—	1	—	—	(1)	—	—	—
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	88	100	—	(101)	—	(87)	—
Win Mortgage Co.,Ltd.	23	105	32	—	—	(2)	—	135
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,000	10,540	307	—	—	—	—	10,847
BTS 2nd Private Equity Fund	8,146	4,838	41	2,920	—	—	—	7,799
STASSETS FUND III	12,000	8,406	(228)	3,000	—	—	—	11,178
SF CREDIT PARTNERS, LLC	13,059	12,845	1,326	—	—	—	1,829	16,000
Japanese Hotel Real Estate Private Equity Fund No.2	3,168	2,688	226	—	(5)	(176)	72	2,805
Woori Seoul Beltway Private Special Asset Fund No.1	15,926	12,590	558	3,487	—	(559)	—	16,076
Woori General Private Securities Investment Trust(Bond) No.1	—	51,686	586	—	(50,102)	(2,170)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	—	105,564	1,864	50,000	(153,226)	(4,202)	—	—
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	—	10,330	102	—	(10,003)	(429)	—	—
Woori General Private Securities Investment Trust(Bond) No.2	—	30,829	370	—	(31,199)	—	—	—
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	41,135	2,443	—	—	(1,795)	—	41,783
Woori General Private Securities Investment Trust(Bond) No.3	—	51,205	625	—	(51,830)	—	—	—
Woori Asset Global Partnership Fund No.5	52,500	22,071	2,906	30,000	—	—	—	54,977
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	445	(285)	—	—	—	—	160
DeepDive WOORI 2021-1 Financial Investment Fund	—	1,236	(543)	—	(226)	(467)	—	—
Darwin Green Packaging Private Equity Fund	4,000	3,957	(53)	—	—	—	—	3,904
Koreawide partners 2nd Private Equity Fund	20,000	19,235	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	560	7	—	—	—	—	567
Woori Real Infrastructure Blind General Type Private Placement Investment Trust	—	55	—	—	(55)	—	—	—
Woori Together TDF 2025	3,000	—	332	—	3,245	—	—	3,577
Woori Together TDF 2030	3,000	3,324	400	—	—	—	—	3,724

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
Woori Together OCIO Target Return Feeder fund (Balance Bond)	—	10,376	—	—	(10,376)	—	—	—
Woori USD Treasury Target Return Bond FoF	200	—	1	—	219	—	—	220
Woori Together TDF 2035	3,000	—	42	—	3,406	—	—	3,448
Australia Green Energy 1st PEF	4,913	4,811	453	—	—	—	—	5,264
Aarden Woori Apparel 1st Private Equity Fund	100	133	(38)	—	—	—	—	95
Woori Dyno 1st Private Equity Fund	2,000	2,358	491	—	—	—	—	2,849
NH Woori Dino Co-Investment NO.2 Private Equity Fund	2,000	—	(4)	2,000	—	—	—	1,996
KTB-KORUS FUND	337	3,359	(1,149)	—	—	(421)	—	1,789
KTB China Platform Fund	—	16,059	(2,164)	—	—	(13,895)	—	—
KTBN Venture Fund No.7	—	16,044	(2,641)	—	—	(13,403)	—	—
KTBN Venture Fund No.8	195	2,511	(413)	—	—	(569)	—	1,529
KTBN Digital Contents Korea Fund No.9	7,020	5,597	(591)	—	—	—	—	5,006
KTBN Media Contents Fund	—	283	(129)	—	—	—	—	154
KTB China Synergy Fund	12,400	20,405	1,840	—	—	(3,296)	—	18,949
NAVER-KTB Audio Contents Fund	300	288	(40)	—	—	—	—	248
KTBN Venture Fund No.13	4,400	14,158	5,302	—	—	(3,801)	—	15,659
KTBN Future Contents Fund	4,000	4,561	(368)	—	—	—	—	4,193
KTBN Venture Fund No.16	12,200	18,561	1,492	—	—	(4,200)	—	15,853
KTBN Venture Fund No.18	27,075	26,970	(39)	—	—	(1,425)	—	25,506
KB-KTB Technology Venture Fund	10,000	7,600	(250)	2,000	—	—	—	9,350
WOORI 2022 Scaleup Venture Fund	20,944	13,578	(2,545)	6,776	—	—	—	17,809
WOORI 2022 Start-up Venture Fund	13,100	2,433	(140)	10,480	—	—	—	12,773
KTB-NHN China Private Equity Fund	—	3	(1)	—	—	(2)	—	—
KTBN GI Private Equity Fund	—	617	143	—	—	(718)	(37)	5
Chirochem	250	102	2	—	—	—	—	104
Daishin Balance No.18 Special Purpose Acquisition Company	—	—	—	—	—	—	—	—
Godo Kaisha Oceanos 1	10,800	7,978	63	—	—	(622)	(72)	7,347
Woori Zip 1	—	7,629	(57)	—	(7,655)	—	83	—
Woori Zip 2	—	10,695	(9)	—	(10,814)	—	128	—
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	14	(5)	—	—	—	—	9
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	—	7,809	—	—	(7,552)	(257)	—	—
HMS-Oriens 1st Fund	12,000	14,030	850	—	—	—	—	14,880
Woori Senior Loan Private Placement Investment Trust No.1	17,595	75,590	1,966	—	(57,785)	(2,254)	—	17,517
Genesis Eco No.1 Private Equity Fund	12,000	10,942	(95)	—	—	—	—	10,847
Paratus Woori Material Component Equipment joint venture company	17,700	16,979	(265)	—	—	—	—	16,714
Midas No. 8 Private Equity Joint Venture Company	18,419	18,465	272	—	—	(530)	—	18,207
Orchestra Private Equity Fund IV	9,700	9,555	55	—	—	—	—	9,610
Synaptic Green No.1 PEF	8,000	7,611	(112)	—	—	—	—	7,499
IGEN2022No. 1 Private Equity Fund	7,422	7,983	140	—	—	(151)	—	7,972
PCC-Woori LP Secondary Fund	10,435	10,530	(1,882)	—	—	—	—	8,648
Synaptic Future Growth Private Equity Fund	6,760	7,069	4,848	2,262	(2,627)	(3,867)	—	7,685

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
Woori-Q Corporate Restructuring Private Equity Fund	29,627	20,283	1,539	12,185	—	—	—	34,007
Woori-Shinyoung Growth-Cap Private Equity Fund I	16,806	33,481	(3,589)	—	—	(196)	—	29,696
NH Woori Newdeal Growth Alpha Private Equity Fund 1	49,289	32,987	18,151	21,636	(5,925)	(11,310)	—	55,539
Woori Real Estate Investment No. 1 Limited Liability Company	34,200	—	(281)	34,200	—	—	—	33,919
Woori BIG2 Plus Securities Investment Trust (Balanced Bond)	—	2,543	(276)	1,000	(3,197)	(70)	—	—
Woori Short Term Government and Special Bank Bond Active ETF	—	12,286	118	—	(12,404)	—	—	—
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	—	29,821	1,148	—	(30,969)	—	—	—
Woori General Private Securities Investment Trust No. 5 (Bond)	60,000	—	3,099	60,000	—	(3,075)	—	60,024
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (Bond)	10,000	—	493	10,000	—	—	—	10,493
Woori General Private Securities Investment Trust No. 6 (Bond)	40,000	—	2,090	40,000	—	—	—	42,090
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	—	—	2,261	500,000	(502,261)	—	—	—
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	—	—	31	1,000	(1,031)	—	—	—
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	3,849	—	215	2,356	1,443	(3)	—	4,011
Woorinara Short-Term Bond Securities Investment Trust (Bond)	—	—	339	50,000	(50,339)	—	—	—
Woori General Private Securities Investment Trust No. 7 (Bond)	40,000	—	1,116	40,000	—	—	—	41,116
Woori Smart General Private Equity Investment Trust No.1(bond)	40,000	—	477	40,000	—	—	—	40,477
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—	—	—
Woori BIG SATISFACTION SHINJONG MMF 3RD	39,002	—	317	34,083	7,584	—	—	41,984
NH Woori New deal Co-Investment No.1 Private Equity Fund	5,000	—	204	5,000	—	—	—	5,204
KCLAVIS NPL Investment Trust NO 1-2	15,000	—	422	15,000	—	—	—	15,422

	1,463,824	1,795,370	76,212	979,480	(1,001,171)	(90,395)	(10,686)	1,748,810

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 19 million Won for Orient Shipyard Co.,Ltd., 39 million Won in KG FASHION CO., LTD., 295 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 47 million Won for Orient Shipyard Co.,Ltd., 159 million Won in KG FASHION CO., LTD., 666 million Won in JC Assurance No.2 Private Equity Fund.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2024
W Service Networks Co., Ltd.	108	208	13	—	—	—	(5)	—	216
Korea Credit Bureau Co., Ltd.	3,313	5,709	814	—	—	—	(90)	—	6,433
Korea Finance Security Co., Ltd.	3,267	2,374	(99)	—	—	—	—	1,010	3,285
Woori Growth Partnerships New Technology Private Equity Fund	—	10,889	(51)	—	—	(10,838)	—	—	—
2016KIF-IMM Woori Bank Technology Venture Fund	—	9,474	539	—	—	(10,013)	—	—	—
K BANK Co., Ltd.	236,232	247,789	5,327	—	—	—	—	6,936	260,052
Woori Bank-Company K Korea Movie Asset Fund	—	239	52	—	—	(103)	(188)	—	—
Partner One Value Up I Private Equity Fund	5,039	4,278	(1,048)	—	—	—	—	—	3,230
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,356	10,285	1,162	—	—	(3,200)	—	—	8,247
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,436	4,355	—	82	—	—	—	—	4,437
LOTTE CARD Co.,Ltd.	346,810	514,131	91,533	—	—	—	(13,199)	(5,073)	587,392
Union Technology Finance Investment Association	13,449	14,462	(1,004)	—	—	(1,188)	—	—	12,270
Dicustody Co., Ltd.	1	1	—	—	—	—	—	—	1
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	—	1	—	—	—	—	87	88
Win Mortgage Co.,Ltd.	23	—	84	23	—	—	(2)	—	105
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,243	297	—	—	—	—	—	10,540
BTS 2nd Private Equity Fund	5,226	2,881	(243)	2,200	—	—	—	—	4,838
STASSETS FUND III	9,000	1,230	(324)	7,500	—	—	—	—	8,406
SF CREDIT PARTNERS, LLC	13,059	—	99	13,059	—	—	—	(313)	12,845
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,855	86	—	—	—	(133)	(120)	2,688
Woori Seoul Beltway Private Special Asset Fund No.1	12,464	9,874	451	2,709	—	—	(444)	—	12,590
Woori General Private Securities Investment Trust(Bond) No.1	50,000	—	1,686	50,000	—	—	—	—	51,686
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	100,000	112,025	7,670	—	—	(10,352)	(3,779)	—	105,564
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	10,182	507	—	—	—	(359)	—	10,330
Woori General Private Securities Investment Trust(Bond) No.2	30,000	—	829	30,000	—	—	—	—	30,829
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	—	1,135	40,000	—	—	—	—	41,135
Woori General Private Securities Investment Trust(Bond) No.3	50,000	—	1,205	50,000	—	—	—	—	51,205
Woori Asset Global Partnership Fund No.5	22,500	—	(429)	22,500	—	—	—	—	22,071
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	—	988
Portone-Cape Fund No.1	340	464	(19)	—	—	—	—	—	445
KIWOOM WOORI Financial 1st Fund	—	953	(10)	—	—	(943)	—	—	—
DeepDive WOORI 2021-1 Financial Investment Fund	222	878	1,128	—	—	(678)	(92)	—	1,236
Darwin Green Packaging Private Equity Fund	4,000	3,945	92	—	—	—	(80)	—	3,957
DS Power Semicon Private Equity Fund	—	2,976	495	—	—	(2,971)	(500)	—	—
Koreawide partners 2nd Private Equity Fund	20,000	20,000	(765)	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	558	2	—	—	—	—	—	560

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2024
Woori Real Infrastructure Blind General Type Private Placement Investment Trust	52	102	4	—	—	(47)	(4)	—	55
Woori Star50 feeder fund(H)	—	126	(12)	—	—	(114)	—	—	—
Woori Together TDF 2025	—	1,990	116	—	—	(2,106)	—	—	—
Woori Together TDF 2030	3,000	2,033	291	1,000	—	—	—	—	3,324
Woori Together OCIO Target Return Feeder fund (Balance Bond)	10,000	—	348	—	—	10,028	—	—	10,376
Australia Green Energy 1st PEF	4,913	4,858	(47)	—	—	—	—	—	4,811
Aarden Woori Apparel 1st Private Equity Fund	100	97	36	—	—	—	—	—	133
Woori Dyno 1st Private Equity Fund	2,000	1,994	364	—	—	—	—	—	2,358
KTB-KORUS FUND	3,626	—	(267)	—	3,626	—	—	—	3,359
KTB China Platform Fund	17,023	—	(964)	—	17,023	—	—	—	16,059
KTBN Venture Fund No.7	16,972	—	(225)	—	16,972	—	(703)	—	16,044
KTBN Venture Fund No.8	3,325	—	(814)	—	3,325	—	—	—	2,511
KTBN Digital Contents Korea Fund No.9	5,329	—	268	—	5,329	—	—	—	5,597
KTBN Media Contents Fund	330	—	(20)	—	330	—	(27)	—	283
KTB China Synergy Fund	21,629	—	(1,224)	—	21,629	—	—	—	20,405
NAVER-KTB Audio Contents Fund	284	—	4	—	284	—	—	—	288
KTBN Venture Fund No.13	13,279	—	3,407	—	13,279	—	(2,528)	—	14,158
KTBN Future Contents Fund	3,892	—	669	—	3,892	—	—	—	4,561
KTBN Venture Fund No.16	17,546	—	1,015	—	17,546	—	—	—	18,561
KTBN Venture Fund No.18	26,308	—	662	2,850	23,458	—	—	—	26,970
KB-KTB Technology Venture Fund	7,755	—	(155)	2,000	5,755	—	—	—	7,600
WOORI 2022 Scaleup Venture Fund	14,000	—	(414)	13,645	355	—	(8)	—	13,578
WOORI 2022 Start-up Venture Fund	2,564	—	(131)	—	2,564	—	—	—	2,433
KTB-NHN China Private Equity Fund	1,272	—	(103)	—	1,272	—	(1,024)	(142)	3
KTBN GI Private Equity Fund	189	—	392	—	189	—	—	36	617
Chirochem	102	—	—	—	102	—	—	—	102
Godo Kaisha Oceanos 1	10,800	8,788	92	—	—	—	(748)	(154)	7,978
Woori Zip 1	8,706	8,690	(127)	—	—	(548)	—	(386)	7,629
Woori Zip 2	8,411	12,180	(107)	—	—	(844)	—	(534)	10,695
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	10	4	—	—	—	—	—	14
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	7,153	7,861	362	—	—	—	(414)	—	7,809
HMS-Oriens 1st Fund	12,000	13,252	778	—	—	—	—	—	14,030
Woori Senior Loan Private Placement Investment Trust No.1	75,114	81,861	3,341	—	—	(5,975)	(3,637)	—	75,590
Genesis Eco No.1 Private Equity Fund	12,000	11,216	(274)	—	—	—	—	—	10,942
Paratus Woori Material Component Equipment joint venture company	17,700	17,250	(271)	—	—	—	—	—	16,979
Midas No. 8 Private Equity Joint Venture Company	18,537	18,713	282	—	—	—	(530)	—	18,465
Orchestra Private Equity Fund IV	9,700	9,698	457	—	—	(178)	(422)	—	9,555
Synaptic Green No.1 PEF	8,000	7,793	(182)	—	—	—	—	—	7,611
IGEN2022No. 1 Private Equity Fund	7,422	8,010	336	—	—	—	(363)	—	7,983
PCC-Woori LP Secondary Fund	10,435	12,984	(2,450)	—	—	(4)	—	—	10,530
Synaptic Future Growth Private Equity Fund	7,295	—	(226)	7,295	—	—	—	—	7,069
Woori-Q Corporate Restructuring Private Equity Fund	17,441	27,536	2,708	369	—	(10,330)	—	—	20,283

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	For the year ended December 31, 2023
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2024
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	43,274	(9,793)	—	—	—	—	—	33,481
NH Woori Newdeal Growth Alpha Private Equity Fund 1	34,006	—	(1,019)	34,006	—	—	—	—	32,987
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	2,200	1,074	543	2,000	—	(1,074)	—	—	2,543
Woori Short Term Government and Special Bank Bond Active ETF	12,008	—	103	—	—	12,183	—	—	12,286
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	29,001	—	820	29,001	—	—	—	—	29,821

	1,536,905	1,305,636	109,792	310,239	136,930	(39,295)	(29,279)	1,347	1,795,370

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 2 million Won for KUM HWA Co., Ltd., 28 million Won for Orient Shipyard Co.,Ltd., 120 million Won in KG FASHION CO., LTD., 371 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 28 million Won for Orient Shipyard Co.,Ltd., 120 million Won in KG FASHION CO., LTD., 371 million Won in JC Assurance No.2 Private Equity Fund.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
W Service Networks Co., Ltd.	6,621	2,475	16,788	738	—	738
Korea Credit Bureau Co., Ltd.	150,657	62,343	175,338	26,589	—	26,589
Korea Finance Security Co., Ltd.	36,797	12,692	42,640	1,695	—	1,695
K BANK Co., Ltd.	29,314,529	27,293,765	1,043,436	149,922	3,695	153,617
Partner One Value Up I Private Equity Fund	9,810	682	(4,358)	(4,758)	—	(4,758)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	11,474	165	(3,108)	(3,887)	—	(3,887)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,745	100	1	(388)	—	(388)
LOTTE CARD Co.,Ltd. (*1)	24,416,416	20,937,932	2,103,130	100,468	(20,494)	79,974
Union Technology Finance Investment Association	40,269	641	19	(646)	—	(646)
Orient Shipyard Co., Ltd.	7,025	23,626	—	(76)	—	(76)
Win Mortgage Co.,Ltd.	6,053	3,073	16,435	1,044	—	1,044
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,849	1	306	300	—	300
BTS 2nd Private Equity Fund	39,431	432	628	(468)	—	(468)
STASSETS FUND III	39,694	197	40	(802)	—	(802)
SF CREDIT PARTNERS, LLC	185,463	30,752	35,820	14,319	18,291	32,610
ARAM CMC Co.,Ltd.	541	453	717	(31)	—	(31)
Japanese Hotel Real Estate Private Equity Fund No.2	14,135	13	1,246	1,129	—	1,129
Woori Seoul Beltway Private Special Asset Fund No.1	64,308	3	2,298	2,233	—	2,233
Woori Smart General Private Equity Investment Trust 1	312,490	166,250	13,404	8,549	—	8,549
Woori Asset Global Partnership Fund No.5	95,548	254	6,479	5,038	—	5,038
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	1,000	200	—	(103)	—	(103)
Darwin Green Packaging Private Equity Fund	19,128	—	—	(262)	—	(262)
Koreawide partners 2nd Private Equity Fund	75,002	2,870	—	—	—	—
Woori FirstValue Private Real Estate Fund No.2	67,081	62,357	62	57	—	57
Woori Together TDF 2025	14,500	30	1,232	1,206	—	1,206
Woori Together TDF 2030	16,849	41	1,574	1,544	—	1,544
Woori USD Treasury Target Return Bond FoF	921	—	164	144	—	144
Woori Together TDF 2035	15,537	241	1,031	1,011	—	1,011
Australia Green Energy 1st PEF	132,878	24	13,121	11,424	—	11,424
Aarden Woori Apparel 1st Private Equity Fund	20,083	89	—	(8,136)	—	(8,136)
Woori Dyno 1st Private Equity Fund	14,575	43	2,712	2,545	—	2,545
NH Woori Dino Co-Investment NO.2 Private Equity Fund	39,368	2	6	(83)	—	(83)
KTB-KORUS FUND	4,772	—	691	(3,062)	—	(3,062)
KTBN Venture Fund No.8	7,032	—	98	(1,902)	—	(1,902)
KTBN Digital Contents Korea Fund No.9	18,343	1,656	937	(1,971)	—	(1,971)
KTBN Media Contents Fund	1,029	—	60	(858)	—	(858)
KTB China Synergy Fund	135,892	10,073	23,354	12,215	—	12,215
NAVER-KTB Audio Contents Fund	25,443	648	466	(3,972)	—	(3,972)
KTBN Venture Fund No.13	80,487	625	38,903	27,039	—	27,039
KTBN Future Contents Fund	31,882	434	725	(2,763)	—	(2,763)
KTBN Venture Fund No.16	156,157	1,592	31,459	14,540	—	14,540
KTBN Venture Fund No.18	254,010	2,532	31,976	(383)	—	(383)
KB-KTB Technology Venture Fund	52,125	701	3,802	(1,377)	—	(1,377)
WOORI 2022 Scaleup Venture Fund	89,006	76	926	(12,705)	—	(12,705)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
WOORI 2022 Start-up Venture Fund	42,418	3	162	(466)	—	(466)
KTBN GI Private Equity Fund	104	12	3,444	2,832	(732)	2,100
Chirochem	556	190	451	8	—	8
Godo Kaisha Oceanos 1	60,513	45,145	2,605	132	—	132
KG Fashion Co., Ltd.	2,201	2,850	544	(197)	—	(197)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	499	459	96	(32)	—	(32)
JC Assurance No.2 Private Equity Fund	121,539	989	—	(642)	—	(642)
HMS-Oriens 1st Fund	65,227	7	—	3,723	—	3,723
Woori Senior Loan Private Placement Investment Trust No.1	80,919	5	9,664	9,101	—	9,101
Genesis Eco No.1 Private Equity Fund	38,043	622	—	(634)	—	(634)
Paratus Woori Material Component Equipment joint venture company	58,285	2,380	—	(884)	—	(884)
Midas No. 8 Private Equity Joint Venture Company	64,156	241	1,916	963	—	963
Orchestra Private Equity Fund IV	34,113	—	700	194	—	194
Synaptic Green No.1 PEF	35,623	5	2	703	—	703
IGEN2022No. 1 Private Equity Fund	32,215	126	1,056	565	—	565
PCC-Woori LP Secondary Fund	22,863	600	2,549	(4,767)	—	(4,767)
Synaptic Future Growth Private Equity Fund	32,638	295	19,412	18,240	—	18,240
Woori-Q Corporate Restructuring Private Equity Fund	101,315	1,362	1,278	164	—	164
Woori-Shinyoung Growth-Cap Private Equity Fund I	84,775	419	4,422	(10,824)	—	(10,824)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	164,574	762	40,639	38,093	—	38,093
Woori Real Estate Investment No. 1 Limited Liability Company	405,845	235,058	6	(1,412)	—	(1,412)
Woori General Private Securities Investment Trust No. 5	456,448	246,365	15,926	10,847	—	10,847
Woori Big Satisfaction General Private Securities Investment Trust No. 3	170,856	55,432	6,755	5,425	—	5,425
Woori General Private Securities Investment Trust No. 6	398,460	251,145	12,650	7,315	—	7,315
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	171,980	—	8,579	8,539	—	8,539
Woori General Private Securities Investment Trust No. 7 (Bond)	424,652	280,745	6,743	3,907	—	3,907
Woori Smart General Private Equity Investment Trust No.1(bond)	244,268	101,784	3,038	2,484	—	2,484
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—
Woori Big Satisfaction Corporation MMF No. 3	1,860,868	29	56,309	56,153	—	56,153
NH Woori New deal Co-Investment No.1 Private Equity Fund	29,382	254	3,682	3,428	—	3,428
KCLAVIS NPL Investment Trust NO 1-2	43,057	80	1,176	1,176	—	1,176
MARKET&FARM CO.,LTD.	954	902	4,933	(125)	—	(125)

(*1)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
W Service Networks Co., Ltd.	6,887	2,496	19,350	1,069	—	1,069
Korea Credit Bureau Co., Ltd.	131,164	68,756	163,707	8,012	—	8,012
Korea Finance Security Co., Ltd.	36,185	14,287	44,709	(464)	6,730	6,266
K BANK Co., Ltd.	20,799,599	18,903,298	826,894	49,853	47,885	97,738
Partner One Value Up I Private Equity Fund	14,182	293	(4,107)	(4,505)	—	(4,505)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,533	305	6,501	5,823	—	5,823
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,754	100	2	(388)	—	(388)
LOTTE CARD Co., Ltd. (*1)	22,329,308	19,191,007	1,937,383	363,673	(19,888)	343,785
Union Technology Finance Investment Association	41,543	233	2,261	(838)	—	(838)
Dicustody Co., Ltd.	92	—	—	(3)	—	(3)
Orient Shipyard Co., Ltd.	10,708	27,225	—	(124)	—	(124)
Joongang Network Solution Co.,Ltd.	1,505	3,156	5,758	5	—	5
Win Mortgage Co.,Ltd.	3,518	1,197	9,309	378	—	378
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,543	1	227	222	—	222
BTS 2nd Private Equity Fund	25,030	837	4	(1,213)	—	(1,213)
STASSETS FUND III	30,014	312	95	(1,145)	—	(1,145)
SF CREDIT PARTNERS, LLC	149,157	25,996	7,618	(4,610)	(2,819)	(7,429)
Rea Company	2,248	3,736	802	(694)	—	(694)
ARAM CMC Co.,Ltd.	669	485	1,005	(254)	—	(254)
Japanese Hotel Real Estate Private Equity Fund No.2	13,541	12	54	46	(602)	(556)
Woori Seoul Beltway Private Special Asset Fund No.1	50,362	2	1,858	1,805	—	1,805
Woori General Private Securities Investment Trust(Bond) No.1	414,760	208,014	12,617	6,746	—	6,746
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	828,793	126,879	34,607	31,283	—	31,283
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	113,413	6	4,774	4,542	—	4,542
Woori General Private Securities Investment Trust(Bond) No.2	224,205	111,165	5,767	3,040	—	3,040
Woori Smart General Private Equity Investment Trust 1(bond)	289,553	145,580	7,373	3,973	—	3,973
Woori General Private Securities Investment Trust(Bond) No.3	532,139	347,809	9,304	4,342	—	4,342
Woori Asset Global Partnership Fund No.5	38,537	281	—	(744)	—	(744)
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	2,324	100	—	(103)	—	(103)
DeepDive WOORI 2021-1 Financial Investment Fund	10,400	19	9,607	9,467	—	9,467
Darwin Green Packaging Private Equity Fund	19,390	—	759	451	—	451
Koreawide partners 2nd Private Equity Fund	75,064	2,931	—	(2,831)	—	(2,831)
Woori FirstValue Private Real Estate Fund No.2	67,024	62,357	32	18	—	18
Woori Real Infrastructure Blind General Type Private Placement Investment Trust	114,909	92	6,053	4,892	—	4,892
Woori Together TDF 2030	11,944	61	2,528	1,017	—	1,017
Woori Together OCIO Target Return Feeder fund (Balance Bond)	50,831	1	2,446	2,444	—	2,444
Australia Green Energy 1st PEF	121,454	24	508	(1,189)	—	(1,189)
Aarden Woori Apparel 1st Private Equity Fund	28,219	90	1	(332)	—	(332)
Woori Dyno 1st Private Equity Fund	12,068	43	2,053	1,886	—	1,886
KTB-KORUS FUND	8,957	1	127	(712)	—	(712)
KTB China Platform Fund	85,909	13	2,411	(5,160)	—	(5,160)
KTBN Venture Fund No.7	79,871	—	6,420	508	—	508

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
KTBN Venture Fund No.8	11,758	207	2,359	(4,559)	—	(4,559)
KTBN Digital Contents Korea Fund No.9	20,257	1,599	3,030	(1,142)	—	(1,142)
KTBN Media Contents Fund	1,887	—	199	(35)	—	(35)
KTB China Synergy Fund	145,464	9,977	23,055	(8,686)	—	(8,686)
NAVER-KTB Audio Contents Fund	29,419	652	1,017	237	—	237
KTBN Venture Fund No.13	72,943	737	21,662	18,507	—	18,507
KTBN Future Contents Fund	34,696	486	7,394	4,776	—	4,776
KTBN Venture Fund No.16	182,850	1,875	40,201	11,133	—	11,133
KTBN Venture Fund No.18	268,437	2,526	31,543	8,036	—	8,036
KB-KTB Technology Venture Fund	42,046	246	2,055	(1,076)	—	(1,076)
WOORI 2022 Scaleup Venture Fund	68,626	826	504	(2,758)	—	(2,758)
WOORI 2022 Start-up Venture Fund	8,237	156	42	(576)	—	(576)
KTB-NHN China Private Equity Fund	16	7	946	(315)	(319)	(634)
KTBN GI Private Equity Fund	12,391	45	—	7,146	712	7,858
Chirochem	732	375	4,215	148	—	148
Godo Kaisha Oceanos 1	62,021	45,334	2,765	192	—	192
Woori Zip 1	44,448	31,702	2,066	(198)	—	(198)
Woori Zip 2	62,642	45,012	3,023	(167)	—	(167)
KG Fashion Co., Ltd.	2,559	3,022	943	(569)	—	(569)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	519	454	146	(3)	—	(3)
JC Assurance No.2 Private Equity Fund	121,596	8	—	(628)	—	(628)
Dream Company Growth no.1 PEF	28,366	255	1,490	1,300	—	1,300
HMS-Oriens 1st Fund	61,498	1	3,957	3,408	—	3,408
Woori Senior Loan Private Placement Investment Trust No.1	349,154	22	17,759	16,726	—	16,726
Genesis Eco No.1 Private Equity Fund	38,064	314	—	(947)	—	(947)
Paratus Woori Material Component Equipment joint venture company	58,298	1,510	—	(906)	—	(906)
Midas No. 8 Private Equity Joint Venture Company	65,063	242	1,956	1,002	—	1,002
Orchestra Private Equity Fund IV	34,041	122	1,680	1,172	—	1,172
Synaptic Green No.1 PEF	36,325	175	4	(867)	—	(867)
IGEN2022No. 1 Private Equity Fund	32,255	124	1,847	1,350	—	1,350
PCC-Woori LP Secondary Fund	27,773	668	908	(6,350)	—	(6,350)
Synaptic Future Growth Private Equity Fund 1	30,049	301	2	(951)	—	(951)
Woori-Q Corporate Restructuring Private Equity Fund	63,265	456	4,945	3,018	—	3,018
Woori-Shinyoung Growth-Cap Private Equity Fund I	97,265	1,522	(26,435)	(27,768)	—	(27,768)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	100,215	1,588	2	(3,605)	—	(3,605)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	16,630	5	1,383	1,383	—	1,383
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	133,729	32,028	3,006	2,831	—	2,831
Woori Short Term Government and Special Bank Bond Active ETF	62,185	3,212	1,222	978	—	978

(*1)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2024 and 2023 are as follows:

	December 31, 2024
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6
TH International Co.,Ltd.	6,802	21.5
WORK-LIFE BALANCE CO.,LTD	209	21.3

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2024
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(5)

As of December 31, 2024 and 2023, the reconciliations from the net assets of the associates to the carrying amount of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,146	4.9	204	—	—	—	204
Korea Credit Bureau Co., Ltd.	88,314	9.9	8,755	246	—	—	9,001
Korea Finance Security Co., Ltd.	24,105	15.0	3,616	—	—	—	3,616
K BANK Co., Ltd. (*)	2,018,704	12.0	241,429	20,821	—	—	262,250
Partner One Value Up I Private Equity Fund	9,128	23.3	2,123	—	—	—	2,123
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	11,309	20.0	2,263	—	—	—	2,263
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,645	25.0	3,911	—	—	621	4,532
LOTTE CARD Co., Ltd. (*)	2,877,907	20.0	575,580	—	—	—	575,580
Union Technology Finance Investment Association	39,628	29.7	11,770	—	—	—	11,770
Orient Shipyard Co., Ltd.	(16,601)	22.7	(3,773)	—	—	3,773	—
Win Mortgage Co.,Ltd.	2,980	4.5	135	—	—	—	135
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,848	100.0	10,847	—	—	—	10,847
BTS 2nd Private Equity Fund	38,999	20.0	7,799	—	—	—	7,799
STASSETS FUND III	39,497	28.3	11,178	—	—	—	11,178
SF CREDIT PARTNERS, LLC	154,711	10.0	15,470	—	—	530	16,000
ARAM CMC Co.,Ltd.	88	20.1	18	—	—	(18)	—
Japanese Hotel Real Estate Private Equity Fund No.2	14,122	19.9	2,810	—	—	(5)	2,805
Woori Seoul Beltway Private Special Asset Fund No.1	64,305	25.0	16,076	—	—	—	16,076
Woori Smart General Private Equity Investment Trust 1(bond)	146,240	28.6	41,825	—	—	(42)	41,783
Woori Asset Global Partnership Fund No.5	95,294	57.7	54,985	—	—	(8)	54,977
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	800	20.0	160	—	—	—	160
Darwin Green Packaging Private Equity Fund	19,128	20.4	3,904	—	—	—	3,904
Koreawide partners 2nd Private Equity Fund	72,132	26.7	19,235	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	4,724	12.0	567	—	—	—	567
Woori Together TDF 2025	14,470	24.7	3,577	—	—	—	3,577
Woori Together TDF 2030	16,808	22.2	3,724	—	—	—	3,724
Woori USD Treasury Target Return Bond FoF	921	23.9	220	—	—	—	220
Woori Together TDF 2035	15,296	22.5	3,448	—	—	—	3,448
Australia Green Energy 1st PEF	132,854	4.0	5,264	—	—	—	5,264
Aarden Woori Apparel 1st Private Equity Fund	19,994	0.5	95	—	—	—	95
Woori Dyno 1st Private Equity Fund	14,532	19.6	2,849	—	—	—	2,849

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
NH Woori Dino Co-Investment NO.2 Private Equity Fund	39,366	5.1	1,996	—	—	—	1,996
KTB-KORUS FUND	4,772	37.5	1,789	—	—	—	1,789
KTBN Venture Fund No.8	7,032	21.7	1,529	—	—	—	1,529
KTBN Digital Contents Korea Fund No.9	16,687	30.0	5,006	—	—	—	5,006
KTBN Media Contents Fund	1,029	15.0	154	—	—	—	154
KTB China Synergy Fund	125,819	15.1	18,949	—	—	—	18,949
NAVER-KTB Audio Contents Fund	24,795	1.0	248	—	—	—	248
KTBN Venture Fund No.13	79,862	19.6	15,659	—	—	—	15,659
KTBN Future Contents Fund	31,448	13.3	4,193	—	—	—	4,193
KTBN Venture Fund No.16	154,565	10.3	15,853	—	—	—	15,853
KTBN Venture Fund No.18	251,478	10.1	25,506	—	—	—	25,506
KB-KTB Technology Venture Fund	51,424	18.2	9,350	—	—	—	9,350
WOORI 2022 Scaleup Venture Fund	88,930	20.0	17,809	—	—	—	17,809
WOORI 2022 Start-up Venture Fund	42,415	30.1	12,773	—	—	—	12,773
KTBN GI Private Equity Fund	92	5.0	5	—	—	—	5
Chirochem	366	28.6	104	—	—	—	104
Godo Kaisha Oceanos 1	15,368	47.8	7,347	—	—	—	7,347
KG Fashion Co., Ltd.	(649)	20.8	(135)	—	—	135	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	40	21.3	9	—	—	—	9
JC Assurance No.2 Private Equity Fund	120,550	23.4	28,246	—	(28,246)	—	—
HMS-Oriens 1st Fund	65,220	22.8	14,880	—	—	—	14,880
Woori Senior Loan Private Placement Investment Trust No.1	80,914	21.7	17,517	—	—	—	17,517
Genesis Eco No.1 Private Equity Fund	37,421	29.0	10,847	—	—	—	10,847
Paratus Woori Material Component Equipment joint venture company	55,905	29.9	16,714	—	—	—	16,714
Midas No. 8 Private Equity Joint Venture Company	63,915	28.5	18,207	—	—	—	18,207
Orchestra Private Equity Fund IV	34,113	28.2	9,610	—	—	—	9,610
Synaptic Green No.1 PEF	35,618	21.1	7,499	—	—	—	7,499
IGEN2022No. 1 Private Equity Fund	32,089	24.8	7,972	—	—	—	7,972
PCC-Woori LP Secondary Fund	22,263	38.9	8,648	—	—	—	8,648
Synaptic Future Growth Private Equity Fund 1	32,343	23.8	7,685	—	—	—	7,685
Woori-Q Corporate Restructuring Private Equity Fund	99,953	34.6	34,619	—	—	(612)	34,007
Woori-Shinyoung Growth-Cap Private Equity Fund I	84,356	35.0	29,499	—	—	197	29,696
NH Woori Newdeal Growth Alpha Private Equity Fund 1	163,812	32.9	53,948	—	—	1,591	55,539
Woori Real Estate Investment No. 1 Limited Liability Company	170,787	19.9	33,919	—	—	—	33,919

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori General Private Securities Investment Trust No. 5	210,083	28.6	60,024	—	—	—	60,024
Woori Big Satisfaction General Private Securities Investment Trust No. 3	115,424	9.1	10,493	—	—	—	10,493
Woori General Private Securities Investment Trust No. 6	147,315	28.6	42,090	—	—	—	42,090
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	171,980	2.3	4,019	—	—	(8)	4,011
Woori General Private Securities Investment Trust No. 7 (Bond)	143,907	28.6	41,116	—	—	—	41,116
Woori Smart General Private Equity Investment Trust No.1(bond)	142,484	28.4	40,477	—	—	—	40,477
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	16.0	—	—	—	—	—
Woori Big Satisfaction Corporation MMF No. 3	1,860,839	2.3	42,038	—	—	(54)	41,984
NH Woori New deal Co-Investment No.1 Private Equity Fund	29,128	19.5	5,680	—	—	(476)	5,204
KCLAVIS NPL Investment Trust NO 1-2	42,977	35.9	15,422	—	—	—	15,422
MARKET&FARM CO.,LTD.	52	23.7	12	—	—	(12)	—

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,391	4.9	216	—	—	—	216
Korea Credit Bureau Co., Ltd.	62,408	9.9	6,186	247	—	—	6,433
Korea Finance Security Co., Ltd.	21,898	15.0	3,285	—	—	—	3,285
K BANK Co., Ltd. (*)	1,893,785	12.6	238,158	21,894	—	—	260,052
Partner One Value Up I Private Equity Fund	13,889	23.3	3,230	—	—	—	3,230
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,228	20.0	8,247	—	—	—	8,247
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,654	25.0	3,914	—	—	523	4,437
LOTTE CARD Co., Ltd. (*)	2,936,964	20.0	587,392	—	—	—	587,392
Union Technology Finance Investment Association	41,310	29.7	12,270	—	—	—	12,270
Dicustody Co., Ltd.	92	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,517)	22.7	(3,754)	—	—	3,754	—
Joongang Network Solution Co.,Ltd.	(1,651)	25.3	(419)	—	—	507	88
Win Mortgage Co.,Ltd.	2,321	4.5	105	—	—	—	105
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,542	100.0	10,540	—	—	—	10,540
BTS 2nd Private Equity Fund	24,193	20.0	4,838	—	—	—	4,838
STASSETS FUND III	29,702	28.3	8,406	—	—	—	8,406
SF CREDIT PARTNERS, LLC	123,161	10.0	12,316	—	—	529	12,845
Rea Company	(1,488)	24.5	(365)	—	—	365	—
ARAM CMC Co.,Ltd.	184	20.0	37	—	—	(37)	—
Japanese Hotel Real Estate Private Equity Fund No.2	13,529	19.9	2,688	—	—	—	2,688
Woori Seoul Beltway Private Special Asset Fund No.1	50,360	25.0	12,590	—	—	—	12,590
Woori General Private Securities Investment Trust(Bond) No.1	206,746	25.0	51,686	—	—	—	51,686
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	701,914	15.0	105,564	—	—	—	105,564
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	113,407	9.1	10,330	—	—	—	10,330
Woori General Private Securities Investment Trust(Bond) No.2	113,040	27.3	30,829	—	—	—	30,829
Woori Smart General Private Equity Investment Trust 1(bond)	143,973	28.6	41,135	—	—	—	41,135
Woori General Private Securities Investment Trust(Bond) No.3	184,330	27.8	51,205	—	—	—	51,205
Woori Asset Global Partnership Fund No.5	38,256	57.7	22,071	—	—	—	22,071
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,224	20.0	445	—	—	—	445
DeepDive WOORI 2021-1 Financial Investment Fund	10,381	11.9	1,236	—	—	—	1,236

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Darwin Green Packaging Private Equity Fund	19,390	20.4	3,957	—	—	—	3,957
Koreawide partners 2nd Private Equity Fund	72,133	26.7	19,235	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	4,667	12.0	560	—	—	—	560
Woori Real Infrastructure Blind General Type Private Placement Investment Trust	114,817	0.1	55	—	—	—	55
Woori Together TDF 2030	11,894	28.0	3,324	—	—	—	3,324
Woori Together OCIO Target Return Feeder fund (Balance Bond)	50,837	20.4	10,376	—	—	—	10,376
Australia Green Energy 1st PEF	121,430	4.0	4,811	—	—	—	4,811
Aarden Woori Apparel 1st Private Equity Fund	28,129	0.5	133	—	—	—	133
Woori Dyno 1st Private Equity Fund	12,025	19.6	2,358	—	—	—	2,358
KTB-KORUS FUND	8,956	37.5	3,359	—	—	—	3,359
KTB China Platform Fund	85,895	18.7	16,059	—	—	—	16,059
KTBN Venture Fund No.7	79,871	20.1	16,044	—	—	—	16,044
KTBN Venture Fund No.8	11,551	21.7	2,511	—	—	—	2,511
KTBN Digital Contents Korea Fund No.9	18,658	30.0	5,597	—	—	—	5,597
KTBN Media Contents Fund	1,887	15.0	283	—	—	—	283
KTB China Synergy Fund	135,487	15.1	20,405	—	—	—	20,405
NAVER-KTB Audio Contents Fund	28,767	1.0	288	—	—	—	288
KTBN Venture Fund No.13	72,206	19.6	14,158	—	—	—	14,158
KTBN Future Contents Fund	34,210	13.3	4,561	—	—	—	4,561
KTBN Venture Fund No.16	180,975	10.3	18,561	—	—	—	18,561
KTBN Venture Fund No.18	265,911	10.1	26,970	—	—	—	26,970
KB-KTB Technology Venture Fund	41,800	18.2	7,600	—	—	—	7,600
WOORI 2022 Scaleup Venture Fund	67,800	20.0	13,578	—	—	—	13,578
WOORI 2022 Start-up Venture Fund	8,081	30.1	2,433	—	—	—	2,433
KTB-NHN China Private Equity Fund	9	33.3	3	—	—	—	3
KTBN GI Private Equity Fund	12,346	5.0	617	—	—	—	617
Chirochem	357	28.6	102	—	—	—	102
Godo Kaisha Oceanos 1	16,687	47.8	7,978	—	—	—	7,978
Woori Zip 1	12,746	62.4	7,629	—	—	—	7,629
Woori Zip 2	17,630	62.8	10,695	—	—	—	10,695
KG Fashion Co., Ltd.	(463)	20.8	(96)	—	—	96	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	65	21.3	14	—	—	—	14
JC Assurance No.2 Private Equity Fund	121,588	23.5	28,610	—	(28,610)	—	—
Dream Company Growth no.1 PEF	28,111	27.8	7,809	—	—	—	7,809
HMS-Oriens 1st Fund	61,497	22.8	14,030	—	—	—	14,030
Woori Senior Loan Private Placement Investment Trust No.1	349,132	21.7	75,590	—	—	—	75,590
Genesis Eco No.1 Private Equity Fund	37,750	29.0	10,942	—	—	—	10,942

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Paratus Woori Material Component Equipment joint venture company	56,788	29.9	16,979	—	—	—	16,979
Midas No. 8 Private Equity Joint Venture Company	64,821	28.5	18,465	—	—	—	18,465
Orchestra Private Equity Fund IV	33,919	28.2	9,555	—	—	—	9,555
Synaptic Green No.1 PEF	36,150	21.1	7,611	—	—	—	7,611
IGEN2022No. 1 Private Equity Fund	32,131	24.8	7,983	—	—	—	7,983
PCC-Woori LP Secondary Fund	27,105	38.9	10,530	—	—	—	10,530
Synaptic Future Growth Private Equity Fund 1	29,748	23.8	7,069	—	—	—	7,069
Woori-Q Corporate Restructuring Private Equity Fund	62,809	32.4	20,283	—	—	—	20,283
Woori-Shinyoung Growth-Cap Private Equity Fund I	95,743	35.0	33,481	—	—	—	33,481
NH Woori Newdeal Growth Alpha Private Equity Fund 1	98,627	32.7	32,987	—	—	—	32,987
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	16,625	14.1	2,543	—	—	—	2,543
Woori 25-09 Corporate Bond (AA- or higher) Active ETF	101,701	29.3	29,821	—	—	—	29,821
Woori Short Term Government and Special Bank Bond Active ETF	58,973	20.8	12,286	—	—	—	12,286

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Acquisition cost	497,787	510,990
Accumulated depreciation	(46,913)	(38,136)
Accumulated impairment losses	(86)	(86)

Net carrying value	450,788	472,768

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Beginning balance	472,768	387,707
Acquisition	—	99,234
Disposal	(62,467)	—
Depreciation	(8,216)	(5,398)
Transfer	42,344	(2,098)
Foreign currencies translation adjustments	6,409	(6,677)
Others	(50)	—

Ending balance	450,788	472,768

(3)

Fair value of investment properties amounted to 795,216 million won and 802,109 million won as of December 31, 2024 and 2023, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties is amounting to 23,307 million won and 26,477 million won for the years ended December 31, 2024 and 2023, respectively. Operating expenses directly related to the investment properties where rental fee was earned is amounting to 8,414 million won and 5,568 million won.

(5)	The lease payments expected to be received in the future under lease contracts relating to investment properties as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Lease payments:
Within a year	13,702	14,784
More than 1 year and within 2 years	9,414	8,214
More than 2 years and within 3 years	7,667	3,744
More than 3 years and within 4 years	4,362	3,172
More than 4 years and within 5 years	3,438	2,994
More than 5 years	3,441	2,944

Total	42,024	35,852

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642
Right-of-use asset	—	557,049	21,894	—	—	—	578,943
Carrying value	1,662,448	1,240,270	327,475	71,952	68,440	—	3,370,585

	December 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077
Right-of-use asset	—	362,702	20,980	—	—	—	383,682
Carrying value	1,709,712	1,082,440	286,044	61,369	37,194	—	3,176,759

(2)	Details of premises and equipment (owned) as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,663,108	1,087,536	1,305,020	505,417	68,440	20	4,629,541
Accumulated depreciation	—	(404,315)	(999,439)	(433,465)	—	(20)	(1,837,239)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)
Net carrying value	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642

	December 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,710,372	1,098,682	1,229,740	486,763	37,194	20	4,562,771
Accumulated depreciation	—	(378,944)	(964,676)	(425,394)	—	(20)	(1,769,034)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)
Net carrying value	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077
Acquisitions	215	27,919	125,793	29,714	38,215	—	221,856
Disposals	(7,602)	—	(2,358)	(1,556)	—	—	(11,516)
Depreciation	—	(33,905)	(99,634)	(22,304)	—	—	(155,843)
Classification of assets held for sale	(26,007)	(12,416)	—	—	—	—	(38,423)
Transfer	(22,991)	(19,353)	6,440	853	(7,293)	—	(42,344)
Foreign currencies translation adjustments	1,876	726	4,409	3,061	333	—	10,405
Business combination	—	—	1,283	—	—	—	1,283
Others	7,245	512	4,584	815	(9)	—	13,147

Ending balance	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642

	For the year ended December 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Acquisitions	43	18,107	112,908	24,874	8,790	—	164,722
Disposals	(367)	(530)	(13,630)	(1,017)	(3,600)	—	(19,144)
Depreciation	—	(33,318)	(96,684)	(21,062)	—	—	(151,064)
Classification of assets held for sale	(936)	(1,568)	—	—	—	—	(2,504)
Transfer	5,445	(3,347)	—	—	—	—	2,098
Foreign currencies translation adjustments	638	322	296	186	(68)	—	1,374
Business combination	9,530	9,530	318	—	—	—	19,378
Others	2	(134)	578	36	(112)	—	370

Ending balance	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077

(4)	Details of right-of-use assets as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Building	Equipment and vehicles	Total
Acquisition cost	1,031,511	39,113	1,070,624
Accumulated depreciation	(474,462)	(17,219)	(491,681)

Net carrying value	557,049	21,894	578,943

	December 31, 2023
	Building	Equipment and vehicles	Total
Acquisition cost	735,396	40,389	775,785
Accumulated depreciation	(372,694)	(19,409)	(392,103)

Net carrying value	362,702	20,980	383,682

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(5)	Details of changes in right-of-use assets for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Building	Equipment and vehicles	Total
Beginning balance	362,702	20,980	383,682
New contracts	353,531	12,809	366,340
Changes in contract	80,622	78	80,700
Termination	(17,579)	(1,535)	(19,114)
Depreciation	(230,345)	(12,962)	(243,307)
Business combination	1,129	73	1,202
Others	6,989	2,451	9,440

Ending balance	557,049	21,894	578,943

	For the year ended December 31, 2023
	Building	Equipment and vehicles	Total
Beginning balance	349,494	15,589	365,083
New contracts	192,111	18,699	210,810
Changes in contract	25,570	138	25,708
Termination	(15,340)	(1,647)	(16,987)
Depreciation	(201,232)	(12,133)	(213,365)
Business combination	675	271	946
Others	11,424	63	11,487

Ending balance	362,702	20,980	383,682

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	482,707	2,419	965,131	1,511,286	55,444	6,598	3,023,585
Accumulated amortization	—	(1,971)	(689,440)	(1,204,181)	—	—	(1,895,592)
Accumulated impairment losses	—	—	—	(33,552)	(3,039)	—	(36,591)

Net carrying value	482,707	448	275,691	273,553	52,405	6,598	1,091,402

	December 31, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	445,093	2,292	859,678	1,388,397	50,857	8,142	2,754,459
Accumulated amortization	—	(1,783)	(617,587)	(1,101,688)	—	—	(1,721,058)
Accumulated impairment losses	—	—	—	(33,553)	(3,006)	—	(36,559)

Net carrying value	445,093	509	242,091	253,156	47,851	8,142	996,842

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	445,093	509	242,091	253,156	47,851	8,142	996,842
Acquisitions	—	18	96,140	94,047	6,988	25,376	222,569
Disposal	—	—	(113)	(1,794)	(2,665)	—	(4,572)
Amortization (*)	—	(188)	(75,417)	(93,679)	—	—	(169,284)
Reversal of impairment losses	—	—	—	—	(296)	(575)	(871)
Transfer	—	109	12,990	11,067	(77)	(24,089)	—
Business combination	15,139	—	—	6,117	756	—	22,012
Foreign currencies translation adjustments	22,475	—	—	4,502	345	586	27,908
Others	—	—	—	137	(497)	(2,842)	(3,202)

Ending balance	482,707	448	275,691	273,553	52,405	6,598	1,091,402

(*)	Amortization of other intangible assets amounting to 28,509 million won is included in other operating expenses.

	For the year ended December 31, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	397,527	643	212,627	192,373	42,917	3,027	849,114
Acquisitions	—	72	105,596	125,509	4,000	7,612	242,789
Disposal	—	—	—	(1,028)	(1,290)	—	(2,318)
Amortization (*)	—	(206)	(76,192)	(84,556)	—	—	(160,954)
Impairment losses	—	—	—	—	37	—	37
Transfer	—	—	61	650	(392)	(350)	(31)
Business combination	41,527	—	—	18,882	2,565	—	62,974
Foreign currencies translation adjustments	6,039	—	(1)	854	4	(28)	6,868
Others	—	—	—	472	10	(2,119)	(1,637)

Ending balance	445,093	509	242,091	253,156	47,851	8,142	996,842

(*)	Amortization of other intangible assets amounting to 22,349 million won is included in other operating expenses.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(3)	Goodwill

1)	Details of allocated goodwill based on each cash-generating unit as of December 31, 2024 and 2023 are as follows (Unit: Korean won in million):

Cash-generating unit (*1)	December 31, 2024	December 31, 2023
Woori Asset Management Corp.	45,066	43,036
Woori Global Asset Management Co., Ltd.(*2)	—	2,030
Woori Asset Trust Co., Ltd.	141,780	141,780
Woori Venture Partners Co., Ltd.	41,527	41,527
Woori Investment Securities Co., Ltd.	15,139	—
PT Bank Woori Saudara Indonesia 1906 Tbk (*3)	109,262	100,267
WOORI BANK (CAMBODIA) PLC (*4)	64,584	56,513
PT Woori Finance Indonesia Tbk.(*5)	57,861	53,097
Others	7,488	6,843

Total	482,707	445,093

(*1)

Allocated to the cash-generating unit that will benefit from the synergy effect of the business combination, and the cash-generating unit is generally comprised of the operating segment or sub-sectors.

(*2)	Woori Asset Management Corp. merged with Woori Global Management Co., Ltd. through a business combination.
(*3)	The Group has acquired Saudara Bank to expand retail sales in Indonesia, and recognized the goodwill as it is expected to strengthen the competitiveness by securing a local sales network in Indonesia.
(*4)	The Group has acquired VisionFund Cambodia to expand retail sales in Cambodia, and recognized goodwill based on the economies of scale and acquired customer base.
(*5)

The company acquired PT Batavia Prosperindo Finance Tbk to expand its installment financing operations in Indonesia. Goodwill was recognized due to the anticipated enhancement of competitiveness through securing a network in the Indonesian used car market and strengthening existing customer relationships.

2)	Impairment test

The recoverable amount of the cash-generating unit is measured at larger amount between the fair value less costs to sell and the value to use.

The net fair value is calculated by deducting costs of disposal from the amount received from the sale of the cash-generating unit in an arm’s length transaction between the parties with reasonable judgment and willingness to negotiate. In case of difficulty in measuring this amount, the sale amount of a similar cash-generating unit in the past market is calculated by reflecting the characteristics of the cash-generating unit. If reliable information related to fair value less costs to sell is not available, value in use is considered as recoverable amount. Value in use is the present value of future cash flows expected to be generated by the cash-generating unit. Future cash flows are estimated based on the latest financial budget approved by the management, with an estimated period of up to five years. The Group applied 1.0% growth rate to estimate future cash flow for the period over five years. The main assumptions used to estimate cash flows are about the size of the market and the share of the group. The appropriate discount rate for discounting future cash flows is the pre-tax discount rate, including assumptions about risk-free interest rates, market risk premium, and systemic risk of cash-generating units. The impairment test, which compares the carrying amount and recoverable amount of the cash-generating unit to which goodwill has been allocated, is conducted every year and every time an impairment sign occurs.

Category	Woori Investment Securities Co., Ltd.	Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Venture Partners Co., Ltd.	PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK (CAMBODIA) PLC	PT Woori Finance IndonesiaTbk
Discount rate (%)	11.47	12.65	20.47	12.98	16.70	14.08	13.59
Terminal growth rate (%)	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Recoverable amount	1,751,457	719,560	253,573	204,415	1,159,909	611,920	144,221
Carrying amount	1,171,779	612,513	208,862	185,565	1,157,185	608,181	143,312

As a result of the impairment test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been allocated will not exceed the recoverable amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

3)	Sensitivity analysis

The sensitivity of the fair value measurement to changes in significant but unobservable inputs used in measuring fair value is as follows (Unit: Korean Won in millions):

Category		Woori Investment Securities Co., Ltd.	Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Venture Partners Co., Ltd.	PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK (CAMBODIA) PLC	PT Woori Finance Indonesia Tbk
Discount rate (%)	Increase by 1.0% point	(158,579)	(44,826)	(7,872)	(29,201)	(94,117)	(57,636)	(11,494)
	Decrease by 1.0% point	204,651	55,470	9,010	36,971	110,818	69,745	13,521
Terminal growth rate (%)	Increase by 1.0% point	141,716	34,519	4,508	25,817	35,178	23,170	8,899
	Decrease by 1.0% point	(110,941)	(27,902)	(3,964)	(20,569)	(32,488)	(21,101)	(7,589)

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

Assets (*)	December 31, 2024	December 31, 2023
Premises and equipment	31,266	11,573
Others	42,723	8,772

Total	73,989	20,345

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from December 31, 2024 and 2023.

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

The Group has decided to sell some of the Premises and Equipment through internal consultation during the current year and classified the property as non-current assets held for sale. The assets are expected to be sold within 12 months, and those that were scheduled to be sold at the end of the prior year have been sold and removed. On the other hand, other assets that are expected to be sold as of the end of the current year are classified as assets that are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2024
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds, etc.	Shinhan Bank, etc.	1,271,304	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds, etc.	Korea Securities Depository	240,005	Securities borrowing collateral
	Korean treasury and government bonds, etc.	SHINHAN SECURITIES CO, etc.	11,134	Future trading collateral
	Korean financial institutions’ debt securities, etc.	DBS BANK LTD, SEL, etc.	698,231	Variable margin deposit for CSA, etc.
	Korean capital contributions, etc.	Korea Software Financial Cooperative	109	Bid guarantee, etc.
Financial assets at FVTOCI	Korean financial institutions’ debt securities, etc.	CITIBANK, LONDON, etc.	74,143	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds	Industrial Bank of Korea	10,115	Related to bonds sold under repurchase agreements (*1)
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	8,863,286	Settlement risk, etc.
	Debt securities in foreign currencies	Central Bank of Brazil, etc.	164,136	Related to bonds sold under repurchase agreements (*1)
	Debt securities in foreign currencies	RJF	110,530	Related to the borrowing limit
	Debt securities in foreign currencies	SOCIETE GENERALE, PAR, etc.	358,781	Variable margin deposit for CSA, etc.
Securities at amortized cost	Korean treasury and government bonds	The BOK, etc.	11,526,197	Settlement risk, etc.
	Debt securities in foreign currencies	NATIXIS	41,442	Related to bonds sold under repurchase agreements (*1)
	Debt securities in foreign currencies	RJF, etc.	34,508	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	KEB Hana Bank Co., Ltd., etc.	6,431	Collateral for difference settlement
	Other due from banks in local currency	Korea Exchange Co.,Ltd.	3	Korean Won CCP margin
	Other due from banks in foreign currency	BNP-PARIBAS, PAR, etc.	647,782	Variable margin deposit for CSA, etc.
	Mortgage loan	Public offering	1,790,810	Related to covered bonds
Premises and Equipment	Land and building	Gakorea Co., Ltd , etc.	1,808	Right to collateral and others (*2)
Investment properties	Land and building	Gakorea Co., Ltd.	5,211	Right to collateral (*2)

Total			25,855,966

(*1)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

(*2)	The maximum pledge amount is 339 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

		December 31, 2023
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds, etc.	Mirae Asset Global Investments Co., Ltd., etc.	238,461	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds, etc.	Korea Securities Depository	675,815	Securities borrowing collateral
	Korean treasury and government bonds, etc.	SHINHAN SECURITIES CO, etc.	6,534	Future trading collateral
	Korean financial institutions’ debt securities, etc.	Korea Exchange Co., Ltd etc.	385,394	Variable margin deposit for CSA, etc.
	Korean capital contributions, etc.	Korea Software Financial Cooperative	107	Bid guarantee, etc.
Financial assets at FVTOCI	Korean treasury and government bonds	Korea Securities Depository	73,846	Related to bonds sold under repurchase agreements (*1)
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	8,182,907	Settlement risk, etc.
	Debt securities in foreign currencies	Korea Investment & Securities, etc.	955,126	Substitute securities, etc.
	Debt securities in foreign currencies	Postal Savings Bank of China	482,737	Related to bonds sold under repurchase agreements (*1)
Securities at amortized cost	Korean treasury and government bonds	The BOK, etc.	10,380,306	Settlement risk, etc.
	Debt securities in foreign currencies	NATIXIS	48,368	Related to bonds sold under repurchase agreements (*1)
	Debt securities in foreign currencies	FEDERAL RESERVE BANK	23,180	Related to the borrowing limit
Loan at amortized cost and other financial assets	Other due from banks in local currency	MORGAN STANLEY BANK INTL, SEL, etc.	26,854	Variable margin deposit for CSA, etc.
	Other due from banks in foreign currency	Korea Investment & Securities, etc.	765,330	Overseas futures option deposit, etc.
	Mortgage loan	Public offering	1,242,963	Related to covered bonds
Premises and Equipment	Land and building	Gakorea Co., Ltd , etc.	1,808	Right to collateral and others (*2)
Investment properties	Land and building	Gakorea Co., Ltd.	5,211	Right to collateral (*2)

Total			23,494,947

(*1)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

(*2)	The maximum pledge amount is 339 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(2)	As of December 31, 2024 and 2023 there is no asset acquired through foreclosures.

	December 31, 2024	December 31, 2023
Investment properties
Land	6,463	6,404
Building	23	148
Sub-total	6,486	6,552
Other assets
Land for non-business use	38,627	30,950
Building for non-business use (*1)	7,591	5,174
Movables for non-business use (*2)	110	111
Real estate assessment provision for non-business use	(1,898)	(1,611)
Sub-total	44,430	34,624
Assets held for sale
Land	2,215	2,393
Building	1,780	1,853
Sub-total	3,995	4,246

Total	54,911	45,422

(*1)	The cumulative depreciation amount as of December 31, 2024 and 2023 is 2,357 million Won and 1,471 million Won, respectively.
(*2)	The cumulative depreciation amount as of December 31, 2024 and 2023 is 387 million Won and 886 million Won, respectively.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2023	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds, etc.	12,361	625,398	Korea Securities Finance Corporation
Financial assets at FVTOCI	Korean treasury and government bonds, etc.	—	592,218	Korea Securities Depository and others

Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period. As the Group does not derecognize these securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	10,640,153	—

	December 31, 2023
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	3,443,822	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Lease assets	3,965,839	3,306,464
Prepaid expenses	359,638	345,202
Advance payments	194,881	95,025
Non-operational assets	44,430	34,625
Others	40,575	60,471

Total	4,605,363	3,841,787

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Financial instruments at fair value through profit or loss	9,348,781	6,138,313
Financial liabilities designated to be measured at FVTPL	547,816	—

Total	9,896,597	6,138,313

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Deposits
Gold banking liabilities	74,205	39,524
Borrowings
Securities sold	182,478	155,765
Derivative liabilities	9,092,098	5,943,024

Total	9,348,781	6,138,313

(3)	Financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Deposits due to customers
Time deposits	547,816	—

In accordance with documented risk management or investment strategies, the group manages a portfolio of financial instruments on a fair value basis and evaluates their performance. Therefore, under K-IFRS 1109 Financial Instrument, financial liabilities are designated to be measured at FVTPL as this provides more relevant information.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(4)	Changes in fair value due to change in credit risk reflected in financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024	For the year ended December 31, 2023
Financial liabilities designated to be measured at FVTPL at the end of each period	547,816	—
Changes in fair value due to change in credit risk (*)	(1,831)	—
Accumulated change in fair value due to change in credit risk (*)	(1,831)	—

(*)

The amounts recognized in other comprehensive income related to financial liabilities designated to be measured at FVTPL are 1,831 million Won during the year ended December 31, 2024, with an accumulated profit of 1,831 million Won.

The adjustment to reflect the Group’s credit risk is considered in measuring the fair value of deposits due to customers. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of the Group.

(5)	The difference between carrying amount and nominal amount at maturity of financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Carrying amount	547,816	—
Nominal amount at maturity	530,000	—
Difference	17,816	—

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Deposits in local currency:
Deposits on demand	7,880,603	8,803,962
Deposits at termination	290,908,040	282,846,971
Mutual installment	19,901	21,602
Deposits on notes payables	4,000,894	4,119,801
Deposits on CMA	120,666	95,237
Certificate of deposits	11,742,425	14,767,307
Other deposits	1,037,811	1,117,673

Sub-total	315,710,340	311,772,553

Deposits in foreign currencies:
Deposits in foreign currencies	50,988,673	46,196,650
Present value discount	(144,359)	(184,906)

Customers’ deposits for beneficiary	266,502	—

Total	366,821,156	357,784,297

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	1.5	1,981,928
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,165,257
Others	The Korea Development Bank and others	0.0 ~ 5.6	7,955,941

Sub-total			12,103,126
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 12.0	15,081,035
Bills sold	Others	0.0 ~ 2.7	3,690
Call money	Bank and others	1.7 ~ 4.9	1,402,780
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 12.2	1,530,767
Present value discount			(4,367)

Total			30,117,031

	December 31, 2023
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	2.0	1,565,444
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.4	1,996,579
Others	The Korea Development Bank and others	0.0 ~ 6.7	11,206,471

Sub-total			14,768,494
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 10.0	14,006,644
Bills sold	Others	0.0 ~ 2.7	6,325
Call money	Bank and others	4.1 ~ 6.6	1,115,923
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 11.7	1,119,991
Present value discount			(30,631)

Total			30,986,746

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2024		December 31, 2023
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 7.5	41,665,997	0.8 ~ 7.5	34,393,418
Subordinated bonds	1.9 ~ 5.1	4,421,380	1.9 ~ 5.1	5,241,848
Other bonds	1.6 ~ 17.0	2,250,672	1.6 ~ 17.0	1,667,895

Sub-total		48,338,049		41,303,161

Discounts on bonds		(130,946)		(63,916)

Total		48,207,103		41,239,245

(*)

Included debentures under fair value hedge amounting to 3,952,047 million won and 3,943,224 million won as of December 31, 2024 and 2023 respectively. Also, debentures under cash flow hedge amounting to 1,860,100 million won and 932,392 million won are included as of December 31, 2024 and 2023 respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Asset retirement obligation	97,772	95,179
Provisions for guarantees (*1)	71,470	80,703
Provisions for unused loan commitments	137,562	135,335
Other provisions (*2)	304,624	494,814

Total	611,428	806,031

(*1)	Provisions for guarantees includes provision for financial guarantee of 48,785 million won and 50,125 million won as of December 31, 2024 and 2023, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2024
	Stage1	Stage2	Stage3	Total
Beginning balance	70,678	2,800	7,225	80,703
Transfer to 12-month expected credit loss	317	(317)	—	—
Transfer to expected credit loss for the entire period	(230)	230	—	—
Transfer to credit-impaired financial assets	(100)	(90)	190	—
Net provision (reversal) of unused amount	(9,352)	(108)	4,211	(5,249)
Others (*)	(4,004)	19	1	(3,984)

Ending balance	57,309	2,534	11,627	71,470

(*)	Recognized as a result of changes in financial guarantee liabilities.

	For the year ended December 31, 2023
	Stage1	Stage2	Stage3	Total
Beginning balance	44,496	24,327	7,685	76,508
Transfer to 12-month expected credit loss	20,503	(20,503)	—	—
Transfer to expected credit loss for the entire period	(453)	453	—	—
Transfer to credit-impaired financial assets	(4)	(3)	7	—
Net provision (reversal) of unused amount	5,492	(1,470)	(467)	3,555
Others (*)	644	(4)	—	640

Ending balance	70,678	2,800	7,225	80,703

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

2)	Provisions for unused loan commitment

	For the year ended December 31, 2024
	Stage1	Stage2	Stage3	Total
Beginning balance	108,775	26,328	232	135,335
Transfer to 12-month expected credit loss	9,966	(9,945)	(21)	—
Transfer to expected credit loss for the entire period	(3,485)	3,491	(6)	—
Transfer to credit-impaired financial assets	(277)	(321)	598	—
Net provision (reversal) of unused amount	(7,731)	5,209	3,412	890
Others	970	134	233	1,337

Ending balance	108,218	24,896	4,448	137,562

	For the year ended December 31, 2023
	Stage1	Stage2	Stage3	Total
Beginning balance	67,640	38,188	205	106,033
Transfer to 12-month expected credit loss	19,492	(19,458)	(34)	—
Transfer to expected credit loss for the entire period	(3,631)	3,670	(39)	—
Transfer to credit-impaired financial assets	(183)	(263)	446	—
Net provision (reversal) of unused amount	25,438	4,191	(346)	29,283
Others	19	—	—	19

Ending balance	108,775	26,328	232	135,335

(3)	Changes in asset retirement obligation for the years ended December 31, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Beginning balance	95,179	82,717
Provisions provided	5,790	6,979
Provisions used	(5,467)	(1,542)
Reversal of provisions unused	(957)	(1,202)
Changes due to merger	218	—
Amortization	1,551	2,412
Increase in restoration costs and others	1,458	5,815

Ending balance	97,772	95,179

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased property as of December 31, 2024, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each property’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(4)	Changes in other provisions for the years ended December 31, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Beginning balance	494,814	280,607
Provisions provided	31,028	265,574
Provisions used	(186,343)	(30,974)
Reversal of provisions unused	(9,069)	(18,579)
Foreign currencies translation adjustments	209	(1,844)
Transfer	(21,343)	—
Others	(4,672)	30

Ending balance	304,624	494,814

(5)	Others

1)

The Group recognized the estimated amount of compensation related to incomplete sales of Derivative Linked Fund (DLF) in 2019 and provisions for fines expected to be imposed by the Financial Services Commission as the best estimate of expenditure required to fulfill its current obligations at the end of the period.

2)

The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds before the prior fiscal year and the dispute settlement as the best estimate of the expenditure amounting to 246,422 million won. In addition, The Group recognized provision amounting to 781 million won for estimated compensation of expected customer loss related to equity-linked securities during the current period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Group’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the return on high quality corporate bond. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in the return on high quality corporate bond	A decrease in the return on high quality corporate bond will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Present value of defined benefit obligation	1,751,605	1,574,087
Fair value of plan assets	(1,892,290)	(1,807,408)

Net defined benefit liabilities(assets)	(140,685)	(233,321)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2024	2023
	Beginning balance	1,574,087	1,377,545
	Current service cost	143,051	132,302
	Interest cost	70,959	72,683
Remeasurements	Financial assumption	88,078	70,284
	Demographic assumptions	(264)	—
	Experience adjustments	(18,547)	13,926
	Retirement benefit paid	(101,008)	(92,146)
	Foreign currencies translation adjustments	401	80
	Others	(5,152)	(587)

	Ending balance	1,751,605	1,574,087

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Beginning balance	1,807,408	1,661,623
Interest income	84,981	91,550
Remeasurements	(15,323)	(23,752)
Employer’s contributions	115,159	175,220
Retirement benefit paid	(94,940)	(94,607)
Others	(4,995)	(2,626)

Ending balance	1,892,290	1,807,408

(4)	The fair value of the plan assets by composition is as follows as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
Cash and due from banks and others	1,892,290	1,807,408

Meanwhile, among plan assets, realized returns on plan assets amount to 69,658 million won and 67,798 million won for the years ended December 31, 2024 and 2023, respectively. The contribution expected to be paid in the next accounting year amounts to 147,237 million won.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Current service cost	143,051	132,302
Net interest expense	(14,022)	(18,867)

Cost recognized in net income	129,029	113,435

Remeasurements (*)	84,590	107,962

Cost recognized in total comprehensive income	213,619	221,397

(*)	Amount before tax

Retirement benefits related to defined contribution plans recognized as expenses are 5,470 million won, and 6,217 million won for the years ended December 31, 2024 and 2023, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability(asset) measurement are as follows:

	December 31, 2024	December 31, 2023
Discount rate	3.68% ~ 4.62%	4.25% ~ 5.15%
Future wage growth rate	2.4% ~ 6.01%	2.24% ~ 5.79%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is a minimum of 3.87 to a maximum 10.67 years.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2023
Discount rate	Increase by 1% point	(182,522)	(137,355)
	Decrease by 1% point	213,568	158,691
Future wage growth rate	Increase by 1% point	214,942	160,663
	Decrease by 1% point	(185,974)	(141,355)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Other financial liabilities:
Accounts payable	7,250,633	10,188,192
Accrued expenses	4,694,493	4,339,314
Borrowings from trust accounts	6,769,383	5,207,791
Agency business revenue	733,990	271,946
Foreign exchange payables	902,564	887,817
Domestic exchange settlement credits	7,592,473	1,386,697
Lease liabilities	527,090	334,456
Other miscellaneous financial liabilities	3,857,393	3,520,039
Present value discount	(13,968)	(21,247)

Sub-total	32,314,051	26,115,005

Other liabilities:
Unearned income	407,525	390,455
Other miscellaneous liabilities	388,973	413,442

Sub-total	796,498	803,897

Total	33,110,549	26,918,902

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2024
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	449,127	—	—	—	—	—	—
Forwards	3,530,000	—	—	52,855	—	—	274,980
Swaps	138,816,980	—	10,102	308,333	180	102,635	199,761
Purchase options	50,000	—	—	81	—	—	—
Written options	360,000	—	—	—	—	—	10,595
Currency:
Futures	2,837	—	—	—	—	—	—
Forwards	111,927,474	—	—	5,638,032	—	—	1,805,299
Swaps	85,880,218	165,089	—	4,089,265	—	—	6,796,459
Purchase options	175,221	—	—	4,779	—	—	—
Written options	265,182	—	—	—	—	—	3,603
Equity:
Futures	—	—	—	—	—	—	—
Forwards	1,520	—	—	182	—	—	—
Swaps	7,698	—	—	—	—	—	1,401
Purchase options	1,767	—	—	1,005	—	—	—
Written options	—	—	—	—	—	—	—

Total	341,468,024	165,089	10,102	10,094,532	180	102,635	9,092,098

	December 31, 2023
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	317,018	—	—	—	—	—	—
Forwards	3,960,000	—	—	83,198	—	—	169,527
Swaps	138,734,758	—	698	367,333	512	135,263	213,885
Purchase options	150,000	—	—	6,556	—	—	—
Written options	400,000	—	—	—	—	—	15,359
Currency:
Futures	1,728	—	—	—	—	—	—
Forwards	97,713,561	—	—	1,935,832	—	—	885,870
Swaps	79,160,356	26,010	—	2,669,550	17,232	—	3,643,463
Purchase options	139,309	—	—	1,500	—	—	—
Written options	122,696	—	—	—	—	—	585
Equity:
Futures	480,311	—	—	—	—	—	—
Forwards	137	—	—	36	—	—	—
Swaps	461,112	—	—	126,028	—	—	1,994
Purchase options	16,444,709	—	—	608,296	—	—	—
Written options	16,887,247	—	—	—	—	—	1,012,341

Total	354,972,942	26,010	698	5,798,329	17,744	135,263	5,943,024

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

As of December 31, 2024, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,792,388 million Won, and foreign currency loans amounting to 159,659 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign and local currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures and local currency debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the December 31, 2024, the Group has applied cash flow hedge on local currency denominated debentures amounting to 139,987 million won and debentures on foreign currency amounting to 1,720,113 million won The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

By exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, the variable interest rate terms of the Korean won-denominated variable rate bond are converted to fixed interest rate terms, thereby eliminating the cash flow volatility risk. In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest. The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factor in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging. Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the fluctuation risk of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch.

A portion of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch are hedged in USD denominated foreign currency bonds (Carrying amount as of December 31, 2024: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries. The debenture has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.

To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing (offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, EUR, and Korean Won in millions):

	December 31, 2024
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	25,000,000	2,650,000,000	—	2,675,000,000
Interest rate swap (KRW)	—	—	155,000	155,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	140,000	—	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	870,000,000	—	870,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	191,568,880	672,390,437	—	863,959,317

	December 31, 2023
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,975,000,000	—	2,975,000,000
Interest rate swap (KRW)	240,000	—	20,000	260,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	140,000	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	270,000,000	—	270,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	400,000,000	463,959,317	—	863,959,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2024 and 2023 are as follows:

December 31, 2024
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 4.52% receipt and CD 3M + 0.02% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Foreign currencies translation risk and interest rate risk Currency swap (USD)	USD 1M SOFR+0.93% receipt, KRW 3.79% paid, USD/KRW = 1,344.45
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures (USD/KRW)	1,363.09

December 31, 2023
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.60% receipt and (C.SOFR) + 1.47% paid
Interest rate swap (KRW)	Fixed 4.13% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+1.12% receipt, KRW 4.37% paid, USD/KRW = 1,293.97
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures (USD/KRW)	1,306.12

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, EUR, and Korean Won in millions):

	December 31, 2024
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge Interest rate risk Interest rate Swap(USD)	2,675,000,000	10,102	102,635	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	5,265
Interest rate Swap(KRW)	155,000
Cash flow hedge Interest rate risk Interest rate swap(KRW)	140,000	—	180	Derivative assets (designated for hedging)	211
Foreign currency translation risk and interest rate risk Currency swap(USD)	870,000,000	104,320	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	110,714
Foreign currency translation risk Currency swap(USD)	100,000,000	29,861	—	Derivative assets (designated for hedging)	18,623
Currency swap(EUR)	194,780,000	30,908	—	Derivative assets (designated for hedging)	22,512
Hedges of net investment in foreign operations Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,270,020	Foreign currency denominated debentures	(156,015)

	December 31, 2023
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge Interest rate risk Interest rate Swap(USD)	2,975,000,000	698	135,263	Derivative assets (designated for hedging)	55,651
Interest rate Swap(KRW)	260,000
Cash flow hedge Interest rate risk Interest rate swap(KRW)	140,000	—	512	Derivative liabilities (designated for hedging)	(2,433)
Foreign currency translation risk and interest rate risk Currency swap(USD)	270,000,000	7,356	17,232	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(913)
Foreign currency translation risk Currency swap(USD)	100,000,000	10,956	—	Derivative assets (designated for hedging)	(5,644)
Currency swap(EUR)	194,780,000	7,698	—	Derivative assets (designated for hedging)	19,063
Hedges of net investment in foreign operations Exchange rate risk

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2023
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Foreign currency bond(USD)	863,959,317	—	1,113,989	Foreign currency bond	(19,088)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	3,952,047	—	129,306	Debentures	(17,417)	—
Cash flow hedge
Interest rate risk
Debentures	—	139,987	—	—	Debentures	(211)	(133)
Foreign currencies translation risk and interest rate risk Debentures	—	1,275,768	—	—	Debentures	(110,714)	(7,825)
Foreign currencies translation risk
Debentures	—	444,345	—	—	Debentures	(41,134)	(7,479)
Hedges of net investment in foreign operations Exchange rate risk
Foreign operations net asset	—	1,270,020	—	—	Foreign operations net asset	156,015	(149,577)

(*1)

The accumulated profit on debentures on foreign currency amounted to 124,647 million Won, and the accumulated loss on debentures on local currency amounted to 4,659 million Won, as of December 31, 2024.

(*2)	After tax amount

	December 31, 2023
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	3,943,224	—	142,902	Debentures	(58,306)	—
Cash flow hedge
Interest rate risk
Debentures	—	179,945	—	—	Debentures	2,433	25
Foreign currencies translation risk and interest rate risk Debentures	—	346,388	—	—	Debentures	22,914	(8,819)
Foreign currencies translation risk Debentures	—	406,059	—	—	Debentures	(13,419)	(11,416)
Hedges of net investment in foreign operations Exchange rate risk Foreign operations net asset	—	1,113,989	—	—	Foreign operations net asset	19,088	(34,750)

(*1)

The accumulated profit on debentures on foreign currency amounted to 141,818 million Won, and the accumulated loss on debentures on local currency amounted to 1,084 million Won, as of December 31, 2023.

(*2)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2024
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(12,152)	Other net operating income(expense)

		For the year ended December 31, 2023
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(2,655)	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2024
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	211	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	110,714	—	3,481	Other net operating income (expense)	(113,202)	Other net operating income (expense)
	Foreign currencies translation risk	41,135	—	980	Other net operating income (expense)	(37,955)	Other net operating income (expense)

	For the year ended December 31, 2023
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(2,433)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(913)	—	(4,871)	Other net operating income (expense)	(11,683)	Other net operating income (expense)
	Foreign currencies translation risk	13,419	—	(3,521)	Other net operating income (expense)	(6,950)	Other net operating income (expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

		For the years ended December 31, 2024
		Other comprehensive income
		Gain or loss on hedges recognized in other comprehensive income	Income tax effect	Total
Hedges of net investment in foreign operation	Exchange rate risk	(156,015)	41,188	(114,827)

For the years ended December 31, 2024
Profit or loss
		Hedge ineffectiveness recognized in profit or loss	Account recognized for hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	—	—

		For the years ended December 31, 2023
		Other comprehensive income
		Gain or loss on hedges recognized in other comprehensive income	Income tax effect	Total
Hedges of net investment in foreign operation	Exchange rate risk	(19,088)	5,039	(14,049)

For the years ended December 31, 2023
Profit or loss
		Hedge ineffectiveness recognized in profit or loss	Account recognized for hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss.

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Beginning balance	7,848	17,964
Amounts recognized in losses	(7,820)	(10,116)

Ending balance	28	7,848

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses for the years ended December 31, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

28.	EQUITY

(1)	Details of equity as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Capital
Common stock capital	3,802,676	3,802,676
Hybrid securities	3,810,435	3,611,129
Capital surplus
Paid in capital in excess of par	854,499	854,499
Others	79,601	81,064

Sub-total	934,100	935,563

Capital adjustments
Treasury stocks	(35,517)	(39,348)
Other adjustments (*1)	(1,699,038)	(1,648,535)

Sub-total	(1,734,555)	(1,687,883)

Accumulated other comprehensive income
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,348	-
Financial assets at FVTOCI	60,438	79,694
Changes in capital due to equity method	(1,886)	3,471
Gain on foreign currency translation of foreign operations	523,780	15,579
Loss on hedges of net investment in foreign operations	(149,577)	(34,750)
Remeasurements of defined benefit plan	(86,218)	(24,262)
Loss on valuation of cash flow hedge	(14,215)	(20,806)

Sub-total	333,670	18,926

Retained earnings (*2) (*3)	26,950,510	24,986,470
Non-controlling interest (*4)	1,798,433	1,730,609

Total	35,895,269	33,397,490

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Kyongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,392,542 million Won and 2,839,475 million Won as of December 31, 2024 and 2023, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 442,650 million Won and 300,190 million Won as of December 31, 2024 and 2023 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 1,645,947 million Won and 1,546,447 million Won as of December 31, 2024 and 2023, respectively, are recognized as non-controlling interests 76,249 million Won and 95,637 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the years ended December 31, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(2)	The number of authorized shares and others of the Group are as follows:

	December 31, 2024	December 31, 2023
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	742,591,501 Shares	751,949,461 Shares
Capital stock	3,802,676 million Won	3,802,676 million Won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2024	December 31, 2023
Securities in local currency	2019-07-18	—	3.49	—	500,000
Securities in local currency	2019-10-11	—	3.32	—	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	—
Securities in local currency	2024-06-19	—	4.27	400,000	—
Securities in local currency	2024-10-10	—	4.00	400,000	—
Issuance cost				(9,565)	(8,871)

Total				3,810,435	3,611,129

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	79,694	(12,498)	(22,704)	15,946	60,438
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	1,831	—	(483)	1,348
Changes in capital due to equity method	3,471	(6,965)	—	1,608	(1,886)
Gain (loss) on foreign currency translation of foreign operations	15,579	529,531	—	(21,330)	523,780
Gain (loss) on hedges of net investment in foreign operations	(34,750)	(156,015)	—	41,188	(149,577)
Remeasurement gain (loss) related to defined benefit plan	(24,262)	(84,590)	—	22,634	(86,218)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(20,806)	7,299	(461)	(247)	(14,215)

Total	18,926	278,593	(23,165)	59,316	333,670

(*)

The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income and non-current assets held for sale are changes due to the period evaluation, and the reclassification adjustments amounting to 53,460 million Won and (10) million Won are due to disposal of equity securities and non-current assets held for sale, respectively during the period.

	For the year ended December 31, 2023
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(645,731)	783,583	200,309	(258,467)	79,694
Changes in capital due to equity method	475	(1,434)	—	4,430	3,471
Gain (loss) on foreign currency translation of foreign operations	(24,202)	39,458	—	323	15,579
Gain (loss) on hedges of net investment in foreign operations	(20,701)	(19,088)	—	5,039	(34,750)
Remeasurement gain (loss) related to defined benefit plan	55,235	(108,217)	—	28,720	(24,262)
Gain (loss) on valuation of cash flow hedge	(4,282)	(15,906)	(944)	326	(20,806)

Total	(639,206)	678,396	199,365	(219,629)	18,926

(*)

The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income and non-current assets held for sale are changes due to the period evaluation, and the reclassification adjustments amounting to 86 million Won and (50) million Won are due to disposal of equity securities and non-current assets held for sale, respectively during the period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Beginning balance	2,392,542	2,839,475
Planned provision of regulatory reserve (reversal) for credit loss	276,300	(446,933)

Ending balance	2,668,842	2,392,542

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2024	2023
Net income before regulatory reserve	3,171,470	2,626,894
Provision of regulatory reserve (reversal) for credit loss	276,300	(446,933)
Adjusted net income after the provision of regulatory reserve	2,895,170	3,073,827
Dividends to hybrid securities	(158,682)	(131,148)
Adjusted net income after regulatory reserve and dividends to hybrid securities	2,736,488	2,942,679
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	3,692	4,002

(6)	Treasury stock

Details of treasury stocks are as follows (Unit: Shares, Korean Won in millions):

	December 31, 2024
	Beginning balance	Acquisition	Disposal and others	Ending balance
Number of shares	3,427,497	9,359,819	(9,705,040)	3,082,276

Carrying amount	39,348	136,712	(140,543)	35,517

	December 31, 2023
	Beginning balance	Acquisition	Disposal and others	Ending balance
Number of shares	343,991	13,552,312	(10,468,806)	3,427,497

Carrying amount	3,819	157,222	(121,693)	39,348

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

29.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ended December 31, 2023 were 640 Won and 481,213 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 22, 2024 and dividend record date as February 29, 2024. Dividends were paid in April 2024.

(2)

At the Board of Directors meeting held on April 26, 2024, it was approved to pay a quarterly dividend of 180 Won per share (total dividends are 133,657 million Won) with a record date of March 31, 2024. The dividends were paid in May 2024.

(3)

At the Board of Directors meeting held on July 25, 2024, it was approved to pay a quarterly dividend of 180 Won per share (total dividends are 133,657 million Won) with a record date of June 30, 2024. The dividends were paid in August 2024.

(4)

At the Board of Directors meeting held on October 18, 2024, it was approved to pay a quarterly dividend of 180 Won per share (total dividends are 133,657 million Won) with a record date of September 30, 2024. The dividends were paid in November 2024.

(5)

Dividends per share and the total dividends for the fiscal year ending December 31, 2024 were 660 Won and 490,075 million Won, respectively, will be proposed at the regular general shareholders’ meeting to be held on March 26, 2025. The record date for the year-end dividend of the fiscal year ending December 31, 2024, is February 28, 2025. The current financial statements do not include such outstanding dividends.

30.	NET INTEREST INCOME

(1)	Details of Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Financial assets at FVTPL	236,793	192,094
Financial assets at FVTOCI	1,281,642	999,407
Financial assets at amortized cost:
Securities at amortized cost	643,056	782,513
Loans and other financial assets at amortized cost:
Interest on due from banks	624,006	543,789
Interest on loans	19,116,813	18,042,706
Interest of other receivables	111,031	81,045

Subtotal	19,851,850	18,667,540

Total	22,013,341	20,641,554

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Interest on deposits due to customers	9,599,529	8,738,249
Interest on borrowings	1,351,612	1,294,710
Interest on debentures	1,760,003	1,507,108
Other interest expense	398,694	348,588
Interest on lease liabilities	17,167	10,359

Total	13,127,005	11,899,014

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

31.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Fees and commission received for brokerage	156,534	146,216
Fees and commission received related to credit	178,136	182,151
Fees and commission received for electronic finance	128,163	125,760
Fees and commission received on foreign exchange handling	57,335	55,993
Fees and commission received on foreign exchange	115,450	99,071
Fees and commission received for guarantee	104,301	88,580
Fees and commission received on credit card	638,573	640,918
Fees and commission received on securities business	69,935	58,553
Fees and commission from trust management	252,732	266,197
Fees and commission received on credit information	10,733	10,768
Fees and commission received related to lease	892,126	698,463
Other fees	270,198	193,144

Total	2,874,216	2,565,814

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Fees and commissions paid	340,083	339,340
Credit card commission	426,820	488,742
Securities business commission	1,159	1,287
Others	19,984	15,964

Total	788,046	845,333

32.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Dividend income related to financial assets at FVTPL	291,123	222,357
Dividend income related to financial assets at FVTOCI	19,198	17,936

Total	310,321	240,293

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Dividend income recognized from assets held:
Equity securities	19,198	17,936

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

33.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Gain on financial instruments at FVTPL	1,512,430	488,486
Loss on financial instruments designated to be measured at FVTPL	(19,647)	—

Total	1,492,783	488,486

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2024	2023
Financial assets at FVTPL	Securities	Gain on transactions and valuation	701,955	889,250
		Loss on transactions and valuation	(306,311)	(191,144)

		Sub-total	395,644	698,106

	Loans	Gain on transactions and valuation	16,825	6,064
		Loss on transactions and valuation	(1,738)	(2,289)

		Sub-total	15,087	3,775

	Other financial assets	Gain on transactions and valuation	12,715	9,742
		Loss on transactions and valuation	(20,280)	(19,291)

		Sub-total	(7,565)	(9,549)

		Sub-total	403,166	692,332

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	2,981,638	4,741,233
		Loss on transactions and valuation	(2,945,172)	(4,990,352)

		Sub-total	36,466	(249,119)

	Currency derivatives	Gain on transactions and valuation	14,841,349	7,677,720
		Loss on transactions and valuation	(13,757,446)	(7,528,291)

		Sub-total	1,083,903	149,429

	Equity derivatives	Gain on transactions and valuation	1,182,962	3,169,071
		Loss on transactions and valuation	(1,194,068)	(3,273,202)

		Sub-total	(11,106)	(104,131)

	Other derivatives	Gain on transactions and valuation	27	14
		Loss on transactions and valuation	(26)	(39)

		Sub-total	1	(25)

		Sub-total	1,109,264	(203,846)

		Net, total	1,512,430	488,486

(3)	Details of loss on financial instruments designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Net loss on deposits due to customers
Net loss on valuation of time deposits	(19,647)	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

34.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions) :

	For the years ended December 31
	2024	2023
Gain on redemption of securities	—	104
Gain (loss) on transactions of securities	96,620	(37,745)

Total	96,620	(37,641)

35.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Provision for impairment loss due to credit loss on financial assets at FVTOCI	(8,868)	(16,542)
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost	3,287	(5,549)
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(1,715,074)	(1,839,987)
Reversal of provision for guarantee (Provision for guarantee)	5,250	(3,555)
Provision for unused loan commitment	(890)	(29,283)

Total	(1,716,295)	(1,894,916)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

36.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2024	2023
Employee benefits	Short-term employee benefits	Salaries	1,932,906	1,831,137
		Employee fringe benefits	640,924	600,001
	Share based payment		27,629	12,946
	Retirement benefit service costs		134,514	119,670
	Termination		1,533	164,922

		Subtotal	2,737,506	2,728,676

Depreciation and amortization			539,924	503,035
Other general and administrative expenses	Rent		124,041	124,355
	Taxes and public dues		202,541	190,334
	Service charges		257,113	245,656
	Computer and IT related		142,979	144,017
	Telephone and communication		93,178	88,018
	Operating promotion		54,793	53,896
	Advertising		156,795	161,896
	Printing		5,955	6,072
	Traveling		13,436	13,364
	Supplies		9,021	9,156
	Insurance premium		13,852	14,380
	Maintenance		25,035	24,932
	Water, light, and heating		19,415	19,161
	Vehicle maintenance		14,394	14,725
	Others (*)		58,995	101,760

		Sub-total	1,191,543	1,211,722

	Total		4,468,973	4,443,433

(*)	In-house welfare fund contributions amounted to 40,047 million Won as of December 31, 2023.

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Gains on transactions of foreign exchange	722,827	1,428,737
Gains related to derivatives (designated for hedging)	192,000	114,875
Gains on fair value hedged items	25,469	8,986
Others	349,033	288,862

Total	1,289,329	1,841,460

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Losses on transactions of foreign exchange	1,754,516	1,295,557
KDIC deposit insurance premium	509,832	464,213
Contribution to miscellaneous funds	533,335	453,805
Losses related to derivatives (Designated for hedging)	24,252	35,583
Losses on fair value hedged items	64,571	72,601
Others (*)	1,121,479	1,040,424

Total	4,007,985	3,362,183

(*)

Other expense includes 28,509 million Won and 22,349 million Won for intangible asset amortization cost and 587,148 million Won and 462,394 million Won for lease depreciation cost for the years ended December 31, 2024 and 2023, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of December 31, 2024 and 2023 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2020 (*3)
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		—
Valuation method		—
Expected dividend rate		—
Expected maturity date		—
Number of shares remaining	As of December 31, 2024	—
	As of December 31, 2023	944,343 shares
Number of shares granted (*2)	As of December 31, 2024	—
	As of December 31, 2023	944,343 shares

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		15,831 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		—
Number of shares remaining	As of December 31, 2024	1,105,292 shares
	As of December 31, 2023	1,105,515 shares
Number of shares granted (*2)	As of December 31, 2024	1,105,292 shares
	As of December 31, 2023	1,105,515 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		14,839 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		1 years
Number of shares remaining	As of December 31, 2024	960,777 shares
	As of December 31, 2023	968,119 shares
Number of shares granted (*2)	As of December 31, 2024	960,777 shares
	As of December 31, 2023	968,119 shares

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		13,909 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		2 years
Number of shares remaining	As of December 31, 2024	916,849 shares
	As of December 31, 2023	924,077 shares
Number of shares granted (*2)	As of December 31, 2024	916,849 shares
	As of December 31, 2023	924,077 shares

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		13,037 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		3 years
Number of shares remaining	As of December 31, 2024	1,384,504 shares
	As of December 31, 2023	—
Number of shares granted (*2)	As of December 31, 2024	1,384,504 shares
	As of December 31, 2023	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date. This is a system in which the number of shares to be granted is determined based on the evaluation results of long-term performance indicators over a total of four years, including the current year, and the final cash compensation is made by reflecting the stock price at the time of payment. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), C/I ratio, non-performing loan ratio and job performance.

(*3)	Payment was completed in current period.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of December 31, 2024 and 2023, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 62,557 million Won and 46,741 million Won, respectively, including the carrying amount of liabilities related to key management of 16,660 million Won and 19,924 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

37.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Gains on valuation of investments in joint ventures and associates	96,176	132,541
Losses on valuation of investments in joint ventures and associates	(19,911)	(22,710)

Total	76,265	109,831

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Other non-operating incomes	88,398	117,746
Other non-operating expenses	(197,006)	(209,153)

Total	(108,608)	(91,407)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Rental fee income	23,307	26,477
Gains on disposal of investments in joint ventures and associates	19,642	33,123
Gains on disposal of premise and equipment, intangible assets and other assets	7,064	5,267
Reversal of impairment losses of premise and equipment, intangible assets and other assets	147	230
Others (*)	38,238	52,649

Total	88,398	117,746

(*)	‘Others’ for the year ended December 31, 2024 and 2023 include 2,517 million Won and 14,060 million Won of other special gain related to other provisions.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Depreciation on investment properties	8,216	5,398
Operating expenses on investment properties	2,110	2,058
Losses on disposal of investments in joint ventures and associates	532	588
Losses on disposal of premise and equipment, intangible assets and other assets	2,233	1,873
Impairment losses of premise and equipment, intangible assets and other assets	3,627	129
Donation	118,589	63,729
Others (*)	61,699	135,378

Total	197,006	209,153

(*)	Other special losses related to other provisions for the years ended December 31, 2024 and 2023 are 31,023 million Won and 66,910 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

38.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Current tax expense:
Current tax expense with respect to the current period	615,120	689,395
Adjustments recognized in the current period in relation to the tax expense of prior periods	(35,823)	(22,825)
Income tax expense directly attributable to other equity	41,188	5,039

Sub-total	620,485	671,609

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	408,941	442,852
Income tax expense(income) directly attributable to equity	18,128	(224,668)
Others	3,824	766

Sub-total	430,893	218,950

Income tax expense	1,051,378	890,559

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Net income before income tax expense	4,222,847	3,517,453
Tax calculated at statutory tax rate (*1)	1,014,678	859,608
Adjustments:
Effect of income that is exempt from taxation	(46,946)	(37,500)
Effect of expenses that are not deductible in determining taxable income	53,719	12,163
Adjustments recognized in the current period in relation to the current tax of prior periods	(36,205)	(22,456)
Others	66,132	78,744

Sub-total	36,700	30,951

Income tax expense	1,051,378	890,559

Effective tax rate	24.90%	25.32%

(*1)	The applicable income tax rate: 9.9% up to 200 million Won in tax basis, 20.9% over 200 million Won to 20 billion Won, 23.1% over 20 billion Won to 300 billion Won and 26.4% over 300 billion Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(3)	Changes in deferred tax assets and liabilities for the years ended December 31, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	(157,394)	—	(110,523)	15,463	(252,454)
Gain (loss) on valuation of investment stocks accounted in equity method	(10,372)	—	(8,391)	1,608	(17,155)
Gain (loss) on valuation of derivatives	35,812	—	(289,117)	(247)	(253,552)
Accrued income	(132,938)	—	16,258	—	(116,680)
Provision for loan losses	40,988	—	41,496	—	82,484
Loan and receivables written off	9,772	—	(1,069)	—	8,703
Loan origination costs and fees	(173,417)	—	(6,775)	—	(180,192)
Defined benefit obligation	427,265	—	29,008	22,120	478,393
Deposits with employee retirement insurance trust	(499,718)	—	(400)	514	(499,604)
Provision for guarantee	8,274	—	(2,474)	—	5,800
Other provision	179,117	—	(47,570)	—	131,547
Others (*)	(104,334)	(544)	(46,968)	(21,330)	(173,176)

Net deferred tax assets(liabilities)	(376,945)	(544)	(426,525)	18,128	(785,886)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 12,507 million won.

	For the year ended December 31, 2023
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	373,145	—	(272,072)	(258,467)	(157,394)
Gain (loss) on valuation of investment stocks accounted in equity method	20,555	—	(35,357)	4,430	(10,372)
Gain on valuation of derivatives	10,617	—	24,869	326	35,812
Accrued income	(90,330)	—	(42,608)	—	(132,938)
Provision for loan losses	(20,105)	—	61,093	—	40,988
Loan and receivables written off	7,926	—	1,846	—	9,772
Loan origination costs and fees	(169,093)	—	(4,324)	—	(173,417)
Defined benefit obligation	369,785	—	29,308	28,172	427,265
Deposits with employee retirement insurance trust	(450,222)	—	(50,044)	548	(499,718)
Provision for guarantee	8,328	—	(54)	—	8,274
Other provision	87,229	—	91,888	—	179,117
Others (*)	(70,335)	(11,593)	(22,729)	323	(104,334)

Net deferred tax assets(liabilities)	77,500	(11,593)	(218,184)	(224,668)	(376,945)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 1,998 million won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Deductible temporary differences	332,384	313,565
Tax loss carry forward	62,963	16,823
Taxable temporary differences	(10,335,041)	(9,138,085)

Total	(9,939,694)	(8,807,697)

No deferred income tax asset has been recognized for the deductible temporary difference of 304,997 million Won associated with investments in subsidiaries as of December 31, 2024, because it is not probable that the temporary differences will be reversed in the foreseeable future. Also, no deferred income tax asset has been recognized for the other 27,387 million won due to the uncertainty of its feasibility in the future.

No deferred income tax liability has been recognized for the taxable temporary difference of 10,335,041 million won associated with investment in subsidiaries as of December 31, 2024, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

As of December 31, 2024, the expected extinctive date of tax loss carry forward that are not recognized as deferred tax assets are as follows (Unit: Korean Won in millions):

	1 year or less	1 – 2 years	2 – 3 years	More than 3 years
Tax loss carry forward	7,609	7,204	6,661	41,489

(5)	Details of accumulated current and deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Loss on valuation of financial assets at FVTOCI	(28,645)	(44,591)
Loss on financial instruments designated to be measured at FVTPL	(483)	—
Gain on valuation of equity method investments	2,272	664
Gain on foreign currency translation of foreign operations	(11,069)	10,261
Gain on valuation of hedge accounting of the net investment in foreign operations	56,042	14,854
Remeasurements of the defined benefit plan	30,770	8,136
Gain on derivatives designated as cash flow hedge	(7)	240

Total	48,880	(10,436)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Current tax assets	61,613	203,542
Current tax liabilities	127,126	103,655

(7)	Impact of Pillar Two income taxes

Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between their GloBE effective tax rate per jurisdiction and the 15% minimum rate. All entities within the group have an effective tax rate that exceeds 15%. There is no pillar two income tax expense for the year ended December 31, 2024. The Group applied the exception to recognizing and disclosing information about deferred tax and assets and liabilities related to Pillar Two income Taxes.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

39.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2024	2023
Net income attributable to common shareholders	3,085,995	2,506,296
Dividends to hybrid securities	(158,682)	(131,148)
Net income attributable to common shareholders	2,927,313	2,375,148
Weighted average number of common shares outstanding (Unit: million shares)	741	735
Basic EPS (Unit: Korean Won)	3,950	3,230

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares):

	For the year ended December 31, 2024
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the year	751,949,461	275,213,502,726
Treasury stocks	(3,427,497)	(1,254,463,902)
Acquisition of treasury stock	(9,359,809)	(2,742,480,364)
Disposal of treasury stock	347,070	89,415,280

Sub-total (①)		271,305,973,740

Weighted average number of common shares outstanding (②=(①/365))		741,273,152

	For the year ended December 31, 2023
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the year	728,060,549	265,742,100,385
Treasury stocks	(343,991)	(125,556,715)
Acquisition and retirement of treasury stock etc.	(13,500,691)	(2,104,222,930)
Acquisition of treasury stock (odd-lot stock at comprehensive share exchange)	(51,621)	(6,504,246)
Disposal of treasury stock	1,883,007	171,193,865
Issuance of new shares (comprehensive share exchange)	32,474,711	4,741,307,806

Sub-total (①)		268,418,318,165

Weighted average number of common shares outstanding (②=(①/366))		735,392,653

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

40.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Confirmed guarantees
Guarantee for loans	60,571	58,205
Acceptances	617,599	467,964
Guarantees in acceptances of imported goods	75,265	74,916
Other confirmed guarantees	10,337,850	8,050,815

Sub-total	11,091,285	8,651,900

Unconfirmed guarantees
Local letters of credit	167,580	161,608
Letters of credit	3,213,170	2,873,350
Other unconfirmed guarantees	1,558,187	1,516,585

Sub-total	4,938,937	4,551,543

Commercial paper purchase commitments and others	581,040	589,858

Total (*)	16,611,262	13,793,301

(*)	Includes financial guarantees of 4,156,790 million won and 3,661,656 million won as of December 31, 2024 and 2023, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Loan commitments	133,863,588	126,829,192
Other commitments (*)	6,564,353	7,339,952

(*)	As of December 31, 2024 and 2023, the amount of unsecured bills (purchase bills sales) and etc. are 1,992,030 million won and 2,485,853 million won, respectively.

(3)	Litigation case

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 871 cases (litigation value of 862,669 million Won) and 603 cases (litigation value of 513,863 million Won) as of December 31, 2024 and 2023 respectively, and provisions for litigations are 23,233 million Won and 28,581 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(4)	Other commitments

1)

Responsible completion type management land trust is a trust that bears the obligation of responsible completion when the construction company fails to fulfill the obligation of responsible completion, and the obligation to compensate losses to the lending financial institution if Woori Asset Trust, a subsidiary, fails to fulfill the obligation of responsible completion. As of December 31, 2024, Woori Asset Trust, a subsidiary, has committed to fulfill responsibility for the completion of 7 projects (including completed projects), including knowledge industry center in Tangjeong-myeon, Asan-si, Chungcheongnam-do. the initial total limit of PF (Project Financing) loans from PF lending financial institutions invested in the responsible completion type management land trust business (including completion) is 546,000 million Won. After deduction of limits and other adjustments, the total limit of the PF lending financial institution is 384,680 million Won and the amount of PF loans is 354,830 million Won.

As of December 31, 2024, Woori Asset Trust has committed to fulfill responsibility for the completion of 5 projects (excluding completed project), including an officetel in the Okjeong district, Yangju-si, Gyeonggi-do. As of December 31, 2024, the initial total limit of PF (Project Financing) loans from PF lending financial institutions invested in the responsible completion type management land trust business (excluding completion) is 476,500 million Won and the amount of PF loans is 310,580 million Won. Regarding these commitment about the responsibility for completion, additional losses may occur. However, since the possibility and amount of loss cannot be reliably estimated, these impacts have not been reflected in the financial statements at the end of the current period.

Meanwhile, Woori Asset Trust Co., Ltd. has failed to fulfill the responsibility of the completion of 4 projects (excluding completion) including Oncheon park in Oncheon-dong, Busan. The total amount of PF limit from PF lending financial institutions invested in projects is 386,500 million Won and the amount of PF loans is 241,980 million Won. The PF limit may be subject to change during the project progress due to reasons such as limit deductions. The total amount of trust account limit for projects is 110,500 million Won and the amount utilized in the trust account is 80,535 million Won. The trust account limit may be subject to change during the project progress due to reasons such as limit deductions.

As of December 31, 2024, Woori Asset Trust has 4 cases (including completion), such as Oncheon park in Oncheon-dong, Busan, where our company’s guaranteed completion deadlines have passed. As of December 31, 2024, the total PF limit of the PF loan financial institutions invested in the concerned project is 287,000 million Won and the PF loan amount is 137,530 million Won. The PF limit may be subject to change during the project progress due to reasons such as limit deductions.

The total amount of trust account limit for projects is 45,200 million Won and the amount utilized in the trust account is 39,266 million Won. The trust account limit may be subject to change during the project progress due to reasons such as limit deductions.

2)

Also, as of December 31, 2024, Woori Asset Trust, a subsidiary, may lend a trust account for a part of the total project cost in relation to 33 debt-type land trust contracts including Boutique Terrace Hotel in Woo-dong, Haeundae-gu, Busan. The maximum loan amount (unused limit) is 165,911 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

3)

Pursuant to some contracts related to asset securitization, as of December 31, 2024, Woori Card, a subsidiary, utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

4)

During the prior period, there was an investigation by Fair Trade Commission regarding Loan-To-Value ratio. Woori Bank, a subsidiary, received the review report in January 2024, but cannot reasonably estimate its impact on consolidated financial statements.

5)

Woori Card, a subsidiary, is currently under investigation by regulatory authorities regarding the leak of personal credit information of merchants’ representatives between January and April 2024. At this point, the outcome of the investigation cannot be predicted.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

41.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of December 31, 2024 and 2023, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2024 and 2023 are as follows. Please refer to Note 13 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	December 31, 2024	December 31, 2023
Associates	W Service Networks Co., Ltd.	Loans	51	108
		Deposits due to customers	3,054	3,245
		Accrued expenses	86	7
		Other liabilities	339	100
	Korea Credit Bureau Co., Ltd.	Loans	1	1
		Deposits due to customers	780	771
		Accrued expenses	13	1
		Other liabilities	—	—
	Korea Finance Security Co., Ltd.	Loans	3,225	3,228
		Loss allowance	(43)	(71)
		Deposits due to customers	1,145	1,323
		Other liabilities	3	6
	LOTTE CARD Co. Ltd.	Loans	27,913	12,209
		Account receivables	21	31
		Loss allowance	(297)	(269)
		Derivative assets	1,075	—
		Other assets	49	2
		Deposits due to customers	20,207	62,587
		Other liabilities	273	289
	K BANK Co., Ltd.	Loans	18	54
		Account receivables	32	13
		Other assets	—	18
		Other liabilities	193,719	214,135
	Others (*1)	Loans	38,819	65,558
		Loss allowance	(273)	(61)
		Other assets	66,088	47,828
		Deposits due to customers	3,575	4,212
		Other liabilities	232	992

(*1)	Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership and etc., as of December 31, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related parties		Account title	2024	2023
Associates	W Service Network Co., Ltd.	Other income	35	—
		Interest expenses	37	35
		Fees expenses	483	552
		Other expenses	1,095	1,575
	Korea Credit Bureau Co., Ltd.	Interest expenses	—	9
		Fees expenses	3,986	4,047
		Other expenses	155	143
	Korea Finance Security Co., Ltd.	Interest income	142	181
		Interest expenses	3	3
		Provision (Reversal) of allowance for credit loss	(32)	26
		Other expenses	25	33
	LOTTE CARD Co., Ltd.	Interest income	1,586	10
		Fees income	4,019	4,164
		Gain on derivatives	1,075	—
		Loss on derivatives	457	—
		Interest expenses	4,127	5,665
		Provision (Reversal) of allowance for credit loss	11	(455)
	K BANK Co., Ltd.	Fees income	269	190
		Fees expenses	—	339
	Others (*)	Interest income	844	682
		Fees income	53,562	15,295
		Dividend income	3,729	1,700
		Other income	2,890	4,760
		Interest expenses	18,045	9,333
		Other expenses	1,612	836
		Provision (Reversal) of allowance for credit loss	212	(27)

(*)	Others include Win Mortgage Co., Ltd. and etc., for the years ended December 31, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(3)	Major loan transactions with related parties for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2024
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	108	475	532	—	51
	Korea Credit Bureau Co., Ltd.	1	3	3	—	1
	Korea Finance Security Co., Ltd.	3,228	2,705	2,708	—	3,225
	LOTTE CARD Co., Ltd.	12,209	288,794	274,484	1,394	27,913
	K BANK Co., Ltd.	54	317	353	—	18
	Win Mortgage Co.,Ltd.	15	243	250	—	8
	ARAM CMC CO.LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,121	—	—	649	38,770
	Woori Zip 1	11,317	—	11,227	(90)	—
	Woori Zip 2	16,063	—	15,936	(127)	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the year ended December 31, 2023
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	120	483	495	—	108
	Korea Credit Bureau Co., Ltd.	2	12	13	—	1
	Korea Finance Security Co., Ltd.	3,433	2,911	3,116	—	3,228
	LOTTE CARD Co., Ltd.	50,000	226,318	264,109	—	12,209
	K BANK Co., Ltd.	3	218	167	—	54
	Win Mortgage Co.,Ltd.	—	262	247	—	15
	ARAM CMC CO.LTD	—	41	—	—	41
	Godo Kaisha Oceanos 1	39,814	—	—	(1,693)	38,121
	Woori Zip 1	11,819	—	—	(502)	11,317
	Woori Zip 2	16,776	—	—	(713)	16,063
	Central Network Solutions Co., Ltd.	251	—	251	—	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(4)	Details of changes in major deposits due to customers with related parties for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2024
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	2,000	2,000	1,000
Win Mortgage Co.,Ltd.		600	2,266	1,479	1,387

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the year ended December 31, 2024
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,200	1,000	1,200	1,000
	Partner One Value Up I Private Equity Fund	100	—	100	—
	Korea Credit Bureau Co., Ltd.	3,000	—	3,000	—
	Win Mortgage Co.,Ltd.	—	1,200	600	600

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the years ended December 31, 2024 and 2023.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	December 31, 2024	December 31, 2023	Warranty
Korea Finance Security Co., Ltd.	635	632	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	34	Unused loan commitment
W Service Network Co., Ltd.	129	72	Unused loan commitment
K BANK Co., Ltd.	282	246	Unused loan commitment
LOTTE CARD Co. Ltd.	498,400	498,400	Unused loan commitment
			Confirmed Foreign
			Currency Payment
	1,691	1,483	Guarantee
Win Mortgage Co.,Ltd.	42	34	Unused loan commitment

As of December 31, 2024 and 2023, the recognized payment guarantee provisions are 272 million won and 294 million won, respectively, in relation to the guarantees provided to the related parties above.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(7)	Amount of commitments with the related parties

Warrantee	December 31, 2024	December 31, 2023	Warranty
NH Woori Newdeal Growth Alpha Private Equity Fund 1	15,906	36,941	Securities purchase commitment
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	990,000	990,000	Securities purchase commitment
BTS 2nd Private Equity Fund	1,854	4,774	Securities purchase commitment
STASSETS FUND III	3,000	6,000	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	3,443	4,389	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	30,949	34,437	Securities purchase commitment
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	60	—	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	97,500	127,500	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	—	12,186	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	148	243	Securities purchase commitment
Woori Real Estate Investment No. 1 Limited Liability Company	7,100	—	Securities purchase commitment
Woori Future Energy Private Special Asset Investment Trust(General) No.1	33,600	—	Securities purchase commitment
LOTTE CARD Co., Ltd.	350,000	—	Derivative commitment

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(8)	Major investment and Recovery transactions

There are no major investment and recovery transactions with related parties for the years ended December 31, 2024. The details of such transactions with related parties for the years ended December 31, 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2023
Related parties	Investment and others (*)	Recovery and others (*)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	38	—
Woori BIG SATISFACTION SHINJONG MMF 3RD	—	441,470

(*)	Investment and recovery transactions of associates are described in Note 13.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Short-term employee salaries	34,676	22,626
Retirement benefit service costs	1,372	1,160
Share-based compensation	11,298	5,474

Total	47,346	29,260

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,523 million won and 3,932 million won, as of December 31, 2024 and 2023 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 69,372 million won and 34,054 million won, respectively, as of December 31, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

42.	TRUST ACCOUNTS

(1)	Trust accounts of the Woori Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2024	December 31, 2023	For the years ended December 31
			2024	2023
Trust accounts	85,894,740	75,636,483	2,544,969	2,296,627

(2)	Receivables and payables between the Woori Bank and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Receivables:
Trust fees receivables	46,273	48,383

Payables:
Deposits due to customers	265,364	166,241
Borrowings from trust accounts	5,214,906	3,769,913

Total	5,480,270	3,936,154

(3)	Significant transactions between the Woori Bank and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Revenue:
Trust fees	156,911	141,314
Termination fees	3,345	1,116

Total	160,256	142,430

Expense:
Interest expenses on deposits due to customers	955	957
Interest expenses on borrowings from trust accounts	148,498	88,099

Total	149,453	89,056

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(4)	Principal guaranteed trusts and principal and interest guaranteed trusts are as follows;

1)	The carrying amount of principal guaranteed trusts and principal and interest guaranteed trusts that Woori Bank provides are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Partial principal guaranteed trusts
Personal trust	7,823	7,767
Corporate trust	189	217
Deposit purpose	1,544	1,515

Sub-total	9,556	9,499

Principal guaranteed trusts
Old-age pension trusts	2,450	2,582
Personal pension trusts	399,860	429,068
Pension trusts	592,533	642,756
Retirement trusts	26,159	26,082
New personal pension trusts	6,084	6,441
New old-age pension trusts	815	892

Sub-total	1,027,901	1,107,821

Principal and interest guaranteed trusts
Development trusts	19	19
Unspecified money trusts	334	334

Sub-total	353	353

Total	1,037,810	1,117,673

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

43.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Total investment in lease	Net investment in lease
Within one year	281,087	263,105
After one year but within two years	372,273	348,055
After two years but within three years	327,294	297,093
After three years but within four years	152,027	136,499
After four years but within five years	72,648	61,267
After five years	—	—

Total	1,205,329	1,106,019

	December 31, 2023
	Total investment in lease	Net investment in lease
Within one year	226,242	208,121
After one year but within two years	330,524	308,793
After two years but within three years	446,742	412,015
After three years but within four years	364,917	323,331
After four years but within five years	127,001	109,675
After five years	24	24

Total	1,495,450	1,361,959

②	The unrealized interest income of the finance lease is as follows. (Unit: Korean Won in millions)

	December 31, 2024	December 31, 2023
Total investment in lease	1,205,329	1,495,450
Net investment in lease
Present value of minimum lease payments	1,106,019	1,361,959

Unearned interest income	99,310	133,491

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

2)	Operating lease

①	The details of prepaid lease assets and operating lease assets are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Prepaid lease assets	42,996	20,538
Operating lease assets
Acquisition cost	5,132,477	4,199,535
Accumulated depreciation	(1,209,633)	(913,609)
Net carrying value	3,922,844	3,285,926

Total	3,965,840	3,306,464

②	The details of changes in operating lease assets are as follows(Unit: Korean Won in millions)

	For the years ended December 31
	2024	2023
Beginning balance	3,285,926	2,590,457
Acquisition	1,463,419	1,336,203
Disposal	(262,184)	(202,542)
Depreciation	(587,148)	(462,394)
Others	22,831	24,202

Ending balance	3,922,844	3,285,926

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions)

	December 31, 2024	December 31, 2023
Within one year	895,812	748,283
After one year but within two years	763,682	681,591
After two years but within three years	515,003	517,967
After three years but within four years	312,886	286,677
After four years but within five years	102,478	121,621

Total	2,589,861	2,356,139

④	There are no adjusted lease payments recognized as profit or loss for the years ended December 31, 2024 and 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Lease payments
Within one year	194,384	206,798
After one year but within five years	317,609	146,755
After five years	50,352	25,356

Total	562,345	378,909

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Total cash outflows from lease	240,491	195,015

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Lease payments for short-term leases	273	936
Lease payments for which the underlying asset is of low value	1,448	1,369

Total	1,721	2,305

Variable lease payments that were not included in the measurement of lease liabilities for the years ended December 31, 2024 and 2023 were 24,380 million Won and 32,037 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

44.	BUSINESS COMBINATION

(1)	General

The Group resolved to merge with Korea Foss Securities Co., Ltd. on May 3, 2024, following a resolution by the Board of Directors. This decision is based on maximizing synergy effects through the merger, enhancing competitiveness, improving management efficiency, and achieving sustainable growth.

The Group merged with Korea Foss Securities Co., Ltd. as the surviving company and Woori Investment Bank Co., Ltd. as the dissolving company, with the merger date set as August 1, 2024.

(2)	Identifiable Net Assets

1)	The amounts of acquired assets and assumed liabilities as of the merger date are as follows (Unit: Korean Won in millions):

Amount
Assets
Cash and cash equivalents	2,008
Financial assets at fair value through profit or loss	53,669
Loans and other financial assets at amortized cost	168,576
Securities at amortized cost	10,000
Premises and equipment	2,485
Intangible assets (*1)	6,873
Current tax assets	103
Other assets	1,723

Sub-total	245,437

Liabilities
Deposits due to customers	193,648
Provisions	218
Other financial liabilities	2,515
Deferred tax liabilities (*2)	544
Other liabilities	967

Sub-total	197,892

Identifiable Net Assets Fair value	47,545

(*1)

For the trademark item among intangible assets, an impairment adjustment of 10 million KRW was made due to its lack of utility following the launch of Woori Investment Securities Co. Ltd. Additionally, the amount includes 2,613 million KRW recognized for customer relationships as a result of the business combination. This has been identified as a separate identifiable intangible asset and has been valued at fair value using the Multi-Period Excess Earnings Method (MEEM).

The Multi-Period Excess Earnings Method (MEEM) estimates the future cash flows generated by each intangible asset and deducts the portion of the cash flow attributable to the contribution of other assets. This method then discounts the pure cash flow generated by the intangible asset to its present value.

(*2)	The deferred tax liabilities were recognized by applying the marginal tax rate (20.9%) to the differences between the fair value and the carrying amount of the identifiable assets and liabilities

2)	Merger Accounting

Legally, the merger is in the form of Korea Foss Securities Co., Ltd., the surviving company, absorbing Woori Investment Bank Co., Ltd, the merged company. However, for accounting purposes, it is treated as a reverse acquisition, where Woori Investment Bank Co., Ltd. is considered to have acquired Korea Foss Securities Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

(3)	Goodwill

The goodwill recognized as a result of the business combination is as follows (Unit: Korean Won in millions):

Amount
Consideration transferred	56,240
Identifiable net assets fair value	47,545
Non-controlling interests(*)	6,444
Goodwill	15,139

(*)	Non-controlling interests were recognized at fair value applying the closing price on the acquisition date of Woori Venture Partners.

The consideration transferred in a business combination includes a control premium paid to acquire Korea Foss Securities Co., Ltd., resulting in the recognition of goodwill. Additionally, the consideration paid for the business combination includes amounts related to expected synergies, increased revenues, and future market growth.

As part of the acquisition, the consolidated company also acquired customer relationships of Korea Foss Securities Co., Ltd. These relationships meet the separability criterion and the recognition requirements for intangible assets, and thus were recognized separately from goodwill.

(4)

Assuming that the acquisition date for the business combination is the same as the beginning of the reporting period, the revenue and net income of Woori Investment Securities Co., Ltd. reported in the consolidated statement of comprehensive income are 439,640 million Won and 434 million Won, respectively.

45.	EVENTS AFTER THE REPORTING PERIOD

(1)

At the Board of Directors meeting held on February 7, 2025, the Group declared to acquire and retire treasury stocks, it is expected to acquire 150 billion Won through trust contracts from February 11, 2025 to September 11, 2025, and all of the stocks acquired through this case will be retired afterwards.

(2)

Woori Bank, a subsidiary, decided to implement a voluntary retirement program through a labor-management agreement in January 2025. As a result, the Group will recognize severance pay amounting to 169,013 million Won for the three-month period.

Independent Auditor’ Report on Internal Control over Financial

Reporting for Consolidation Purposes

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

Woori Financial Group Inc.:

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited Woori Financial Group Inc. and its subsidiaries (“the Group”)’ internal control over financial reporting (“ICFR”) for consolidation purposes as of December 31, 2024 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting for consolidation purposes as of December 31, 2024, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as of December 31, 2024, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information, and our report dated March 5, 2025 expressed an unmodified opinion on those consolidated financial statements.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting for Consolidation Purposes section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting for consolidation purposes in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting for Consolidation Purposes

The Group’s management is responsible for designing, operating and maintaining effective internal control over financial reporting for consolidation purposes and for its assessment of the effectiveness of internal control over financial reporting for consolidation purposes, included in the accompanying ‘Operating Status Report of Internal Control over Financial Reporting for Consolidation Purposes.’

Those charged with governance have the responsibilities for overseeing the Group’s internal control over financial reporting for consolidation purposes.

Auditor’s Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on the Group’s internal control over financial reporting for consolidation purposes based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting for consolidation purposes was maintained in all material respects.

Our audit of internal control over financial reporting for consolidation purposes included obtaining an understanding of internal control over financial reporting for consolidation purposes, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting for Consolidation Purposes

An entity’s internal control over financial reporting for consolidation purposes is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A Group’s internal control over financial reporting for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with K-IFRS, and that receipts and expenditures of the group are being made only in accordance with authorizations of management and directors of the group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting for consolidation purposes may not prevent or detect misstatements in the consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Jae-Beom Choi.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
March 5, 2025

This report is effective as of March 5, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Operating Status Report of

Internal Control over Financial Reporting for Consolidation Purposes

To the Shareholders, Board of Directors and Audit Committee of

Woori Financial Group Inc.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting Officer of Woori Financial Group Inc. (“the Group”), assessed operating status of the Group’s Internal Control over Financial Reporting for Consolidation Purposes (“ICFR”) for the year ended December 31, 2024.

The Group’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed whether the Group effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in consolidated financial statements to ensure preparation and disclosure of reliable consolidated financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Group’s ICFR. We also conducted an assessment of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Group’s ICFR is designed and operated effectively as of December 31, 2024, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings, and we have reviewed and verified this report with sufficient care.

February 28, 2025

Jong Yong Yim, Chief Executive Officer

Sung Wook Lee, Internal Control over Financial Reporting Officer